As filed with the Securities and Exchange Commission on January 28, 2025

Securities Act File No. 333-275489
Investment Company Act File No. 811-23915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM N-2

__________________________________________

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 2
and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 4

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OCTAGON XAI CLO INCOME FUND

(Registrant’s Exact Name as Specified in Charter)

__________________________________________

321 North Clark Street, Suite 2430
Chicago, Illinois 60654
(Address of Principal Executive Offices)

(312) 374-6930
(Registrant’s Telephone Number, including Area Code)

Benjamin D. McCulloch, Esq.
XA Investments LLC
321 North Clark Street, Suite 2430
Chicago, Illinois 60654
(Name and Address of Agent for Service)

__________________________________________

Copies to:

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606

__________________________________________

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	When declared effective pursuant to Section 8(c) of the Securities Act.
☒	Immediately upon filing pursuant to paragraph (b).
☐	On [date] pursuant to paragraph (b).
☐	60 days after filing pursuant to paragraph (a).
☐	On [date] pursuant to paragraph (a).

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

Octagon XAI CLO Income Fund Class A Shares (OCTAX) Class I Shares (OCTIX)

The Fund. Octagon XAI CLO Income Fund (the “Fund”) is a recently organized, non-diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.”

Securities Offered. The Fund continuously offers two classes of common shares of beneficial interest (“Shares”): Class A Shares and Class I Shares. The Fund has been granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”) that permits the Fund to, among other things, (i) issue multiple classes of shares; (ii) impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of the shares of the particular class.

	Public Offering Price(1)	Maximum Sales Load(2)	Proceeds to Fund
Class A Shares, per Share	Current NAV, plus sales load	Up to 2.00%	Current NAV
Class I Shares, per Share	Current NAV	None	Current NAV

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(1)      Class A Shares are offered on a continuous basis at a price per share equal to the NAV per share, plus a maximum sales load of 2.00% of the offering price. However, purchases of Class A Shares in excess of $500,000 may be eligible for a sales load discount. Class I Shares are offered on a continuous basis at a price per share equal to the NAV per share. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)      While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, if you buy Class I Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information.

Investment Objective. The investment objective of the Fund is to provide high income and total return. There can be no assurance that the Fund will achieve its investment objective, and you could lose some or all of your investment.

Investment Strategy. Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of collateralized loan obligation entities (“CLOs”), including the debt tranches of CLOs (“CLO Debt”) and subordinated tranches of CLOs (often referred to as the “residual” or “equity” tranche) (“CLO Equity”). CLO Debt and CLO Equity are referred to herein as “CLO Investments”. The Fund will not invest more than 20% of its Managed Assets in CLO Equity. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage). The Fund will purchase CLO Investments in the primary and secondary markets.

The Fund will invest primarily in CLO Investments rated below investment grade (that is, below Baa3- by Moody’s Investor Service (“Moody’s”) or below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings (“Fitch”) or, if unrated, judged to be of comparable quality by the Fund’s investment sub-adviser). Below investment grade securities are often referred to as “high yield” securities or “junk bonds.” Below investment grade securities are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal. However, the Fund will not invest more than 30% of its Managed Assets in investments rated below B3 by Moody’s or below B- by S&P or Fitch or, if unrated, judged to be of comparable quality by the Fund’s investment sub-adviser. CLO Equity are typically unrated.

Investing in shares of the Fund involves certain risks. See “Risks” beginning on page 23 of this Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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Prospectus dated January 28, 2025.

(continued from previous page)

Adviser and Sub-Adviser. XA Investments LLC (“XAI” or the “Adviser”) serves as the investment adviser to the Fund and is responsible for overseeing the Fund’s overall investment strategy and its implementation. Octagon Credit Investors, LLC (“Octagon” or the “Sub-Adviser”) serves as the investment sub-adviser of the Fund and is responsible for investing the Fund’s assets. The Fund pays a management fee to the Adviser. The Adviser will pay to the Sub-Adviser a sub-advisory fee out of the management fee paid to the Adviser.

Interval Fund. The Fund is a closed-end investment company operating as an “interval fund” and, as such, will conduct quarterly repurchase offers, typically for 5% of the Fund’s outstanding Shares at NAV per Share, subject to applicable law and to approval of the Board of Trustees of the Fund (the “Board of Trustees”). In all cases such repurchases will be for at least 5% and not more than 25% of the Fund’s outstanding Shares. In connection with any repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. A repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. Written notification of each quarterly repurchase offer will be sent to shareholders at least 21 days and not more than 42 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The date on which the repurchase price for Shares is determined will be no later than the 14th day after the Repurchase Request Deadline (or the next business day if the 14th day is not a business day) (the “Repurchase Pricing Date”). Payment of the repurchase price for Shares will be made to Shareholders who submit repurchase requests in good order no later than seven days after the applicable Repurchase Pricing Date. See “Periodic Repurchase Offers” in the Prospectus and “Investment Restrictions — Repurchase Offer Fundamental Policy” in the Statement of Additional Information. The Fund does not currently intend to list its Shares for trading on any national securities exchange and does not expect any secondary trading market in the Shares to develop. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid.

Risks. Investing in the Fund involves substantial risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to purchase the Fund’s Shares. In particular:

•        The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•        The Fund will ordinarily pay distributions from its net investment income, if any, once a month; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•        The Fund may pay distributions in significant part from sources that may not be available and that are unrelated to the Fund’s performance, such as a return of capital.

•        Investors will pay, with regard to Class A Shares, a front-end sales load of up to 2.00%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•        The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares. Liquidity for the Fund’s Shares will be provided only through repurchase offers of Shares at NAV. There is no guarantee that an investor will be able to sell all the Shares the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid. Investing in the shares may be speculative and involves substantial risk.

See “Risks” beginning on page 23 of this Prospectus.

The Offering. The Fund is offering on a continuous basis an unlimited number of Shares. The Fund is offering to sell any combination of two classes of Shares: Class A shares and Class I Shares. The Share classes have different ongoing shareholder servicing and/or distribution fees. This is a “best efforts” offering, which means that Paralel Distributors, LLC, the distributor for this offering (the “Distributor”), will use its best efforts to sell the Shares, but is not obligated to purchase or sell any specific amount of Shares in this offering. The minimum initial investment for Class A Shares is $2,500. The minimum initial investment for Class I Shares is $10,000. However, the Fund, in its sole discretion, may accept investments below these minimums. No arrangement has been made to place investors’ funds in an escrow or similar account.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated January 28, 2025 as may be amended, containing additional information about the Fund, has been filed with the Securities and Exchange Commission.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website (www.xainvestments.com/OCTIX), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge. If you own these shares through a financial intermediary, such as a broker-dealer or bank, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling (888) 903-3358. Your election to receive reports in paper will apply to all funds held with the fund complex if you invest directly with the Fund or to all funds held in your account if you invest through your financial intermediary.

The Fund’s securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

i

WHERE YOU CAN FIND MORE INFORMATION

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the 1940 Act and in accordance therewith files, or will file, reports and other information with the SEC. Reports, proxy statements and other information filed by the Fund with the SEC pursuant to the informational requirements of the Exchange Act and the 1940 Act can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a web site at www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the SEC

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act, and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s website (www.sec.gov).

The Fund will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus. You may request such information by calling (888) 903-3358 or by writing to the Adviser at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, or you may obtain a copy (and other information regarding the Fund) from the SEC’s website (www.sec.gov). Free copies of the Fund’s Prospectus, Statement of Additional Information and any incorporated information will also be available from the Fund’s website at www.xainvestments.com. Information contained on the Fund’s website is not incorporated by reference into this Prospectus and should not be considered to be part of this Prospectus.

ii

PROSPECTUS SUMMARY

This is only a summary of information contained elsewhere in this prospectus (the “Prospectus”). Before investing in the Fund’s securities, you should carefully read the more detailed information contained in this Prospectus, especially the information under the heading “Risks.” You may also request a copy of the Fund’s Statement of Additional Information, dated January 28, 2025 (the “SAI”), which contains additional information about the Fund.

The Fund

The Octagon XAI CLO Income Fund is a non-diversified, closed-end management investment company that continuously offers its shares. The Fund is operated as an “interval fund” (as defined below). An investment in the Fund may not be appropriate for all investors. Throughout the prospectus, we refer to Octagon XAI CLO Income Fund simply as the “Fund,” “we,” “us” or “our.” See “The Fund.”

The Offering

The Fund continuously offers two classes of common shares of beneficial interest (“Shares”): Class A Shares and Class I Shares. The Fund has been granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”) that permits the Fund to, among other things, (i) issue multiple classes of shares; (ii) impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of the shares of the particular class.

Class A Shares will be offered on a continuous basis at a price per share equal to the net asset value (“NAV”) per share, plus a maximum sales load of up to 2.00% of the offering price. Class I Shares will be offered on a continuous basis at a price per share equal to the NAV per share. Proceeds from the offering will be held by the Fund’s custodian. Class A Shares and Class I Shares have equal rights and privileges with each other. See “Purchase of Shares.”

The Fund’s Shares are offered through Paralel Distributors, LLC (the “Distributor”) as the exclusive distributor. The Fund and the Distributor reserve the right to reject a purchase order for any reason. Shareholders do not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Minimum Investment

The minimum initial investment for Class A Shares if $2,500. The minimum initial investment for Class I Shares is $10,000. The minimum subsequent investment per account for all classes of Shares is $1,000. The minimum investment for each class of Shares may be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s Trustees, and certain employees and officers of the Fund’s investment adviser and sub-adviser and their respective affiliates, and vehicles controlled by such employees and their extended family members.

Investment Objective

The investment objective of the Fund is to provide high income and total return. There can be no assurance that the Fund will achieve its investment objective, and you could lose some or all of your investment.

Investment Strategy

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of collateralized loan obligation entities (“CLOs”), including the debt tranches of CLOs (“CLO Debt”) and subordinated tranches of CLOs (often referred to as the “residual” or “equity” tranche) (“CLO Equity”). CLO Debt and CLO Equity are referred to herein as “CLO Investments”. The Fund will not invest more than 20% of its Managed Assets in CLO Equity. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage). The Fund will purchase CLO Investments in the primary and secondary markets.

The Fund will invest primarily in CLO Investments rated below investment grade (that is, below Baa3- by Moody’s Investor Service (“Moody’s”) or below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings (“Fitch”) or, if unrated, judged to be of comparable quality by the Fund’s investment sub-adviser). Below investment grade securities are often referred to as “high yield” securities or “junk bonds.” Below investment grade securities are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal. However, the Fund will not invest more than 30% of its Managed Assets in investments rated below B3 by Moody’s or below B- by S&P or Fitch or, if unrated, judged to be of comparable quality by the Fund’s investment sub-adviser. CLO Equity are typically unrated.

The Fund will not invest more than 20% of its Managed Assets in CLO Investments managed by any single collateral manager.

The Fund may invest up to 20% of its Managed Assets in other debt securities, including senior loans, corporate debt securities or bonds, U.S. government debt securities and other structured credit investments.

The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar denominated securities of issuers located anywhere in the world, and of issuers of any capitalization size and that operate in any industry. However, the Fund will not invest more than 25% of its total assets in securities of issuers in any one industry, except as provided in the Fund’s fundamental investment restriction regarding industry concentration. See “Investment Restrictions” in the SAI.

Subject to the requirements of Rule 23c-3(b)(10), the Fund may invest without limitation in illiquid securities, including instruments that are unregistered, restricted, for which there is no readily available trading market or that are otherwise illiquid.

Other Investment Companies.    As an alternative to holding investments directly, the Fund may also obtain investment exposure to securities in which it may invest directly by investing up to 10% of its Managed Assets in other investment companies. The Fund may invest in mutual funds, closed-end funds and exchange-traded funds.

Leverage

The Fund may use leverage for investment purposes to the extent permitted by 1940 Act. The Fund may, from time to time, use leverage for strategic or tactical purposes in seeking to achieve its investment objective. In addition, the Fund may enter into a borrowing facility to finance repurchase requests. Under the 1940 Act, the Fund may not incur indebtedness if, immediately after incurring such indebtedness, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of total assets, including the proceeds of leverage). Under the 1940 Act, the Fund may not issue preferred shares if, immediately after issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than 200% (i.e., for every dollar of preferred shares outstanding, the Fund is required to have at least two dollars of total assets, including the proceeds of leverage).

Periodic Repurchase Offers

As an “interval fund,” the Fund has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per Share. Subject to applicable law and approval of the Board of Trustees of the Fund (the “Board” or “Board of Trustees”), the Fund will seek to conduct such quarterly repurchase offers typically for 5% of the Fund’s outstanding Shares at NAV per Share. In connection with any repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Written notification of each quarterly repurchase offer will be sent to shareholders at least 21 days and not more than 42 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”).

The Fund’s Shares are not listed on any securities exchange, and the Fund does not anticipate that a secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Risks — Repurchase Offers Risk.”

The Fund may impose an early withdrawal charge of up to 1.00% on Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. The Fund has elected not to impose the early withdrawal charge on repurchases of Shares acquired through the reinvestment of dividends and distributions or submitted pursuant to an auto-rebalancing mechanism of a shareholder account, or in cases of redemptions pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce.

Distributions

The Fund intends to pay substantially all of its net investment income, if any, to shareholders through periodic distributions and to distribute any net realized long-term capital gains to shareholders at least annually. The Fund intends to pay monthly distributions to Shareholders. However, there is no assurance the Fund will pay regular monthly distributions or that it will do so at a particular rate. Distributions may be paid by the Fund from any permitted source and, from time to time, all or a portion of a distribution may be a return of capital. See “Distributions.”

Cash distributions to holders of Shares will automatically be reinvested under the Fund’s Dividend Reinvestment Plan (the “Plan”) in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the Plan with prior written notice to us. See “Distributions” and “Dividend Reinvestment Plan.”

The Adviser

XA Investments LLC (“XAI” or the “Adviser”) serves as the investment adviser to the Fund and is responsible for overseeing the Fund’s overall investment strategy and its implementation.

XAI was founded by the principals of XMS Capital Partners, LLC in April 2016. The XAI leadership team believes that the investing public needs better access to a broader range of alternative investment strategies and managers. XAI sponsors registered investment companies designed to provide investors with access to institutional caliber alternative investments, by partnering with established alternative asset managers selected from among numerous alternative credit managers, hedge fund managers and private debt and equity firms to sub-advise XAI funds.

The Fund will pay the Adviser an annual management fee, payable monthly in arrears, in an amount equal to 1.50% of the Fund’s average daily Managed Assets.

The Fund, the Adviser and the Sub-Advisor have entered into a letter agreement, which is effective as of November 4, 2024 (the “Operating Expense Limitation Agreement”), pursuant to which the Adviser and the Sub-Adviser have agreed to waive a portion of their advisory or sub-advisory fees, as applicable, or reimburse the Fund for certain operating expenses so that the annual operating expenses of the Fund (exclusive of any Excluded Expenses (as defined below) do not exceed 0.68% of the Fund’s Managed Assets (the “Operating Expense Limitation”). For purposes of the Operating Expense Limitation Agreement, “Excluded Expenses” are (i) investment advisory fees, (ii) investor support and secondary market services fees, (iii) taxes, (iv) expenses incurred directly or indirectly by the Fund as a result of an investment in a permitted investment (including, without limitation, acquired fund fees and expenses), (v) expenses associated with the acquisition or disposition of portfolio investments (including, without limitation, brokerage commissions and other trading or transaction expenses), (vi) leverage expenses (including, without limitation, costs associated with the issuance or incurrence of leverage, commitment fees, interest expense or dividends on preferred shares), (vii) distribution and/or shareholder servicing (12b-1) fees, (viii) dividends on short sales, if any, (ix) securities lending costs, if any, (x) expenses of holding, and soliciting proxies for, meetings of shareholders of the Fund (except to the extent relating to routine items such as the election of trustees), (xi) expenses of a reorganization, restructuring, redomiciling or merger of the Fund or the acquisition of all or substantially all of the assets of another fund, or (xii) any extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, expenses related to litigation, derivative actions, demands related to litigation, regulatory or other government investigations and proceeding).

The Sub-Adviser

Octagon Credit Investors, LLC (the “Sub-Adviser”) serves as the investment sub-adviser of the Fund and is responsible for investing the Fund’s assets. The Sub-Adviser’s experienced team of investment professionals has worked together for many years and managed funds through multiple credit cycles over Octagon’s 30-year history. The Sub-Adviser currently manages $33.4 billion in assets under management as of September 30, 2024 across 54 CLOs, 15 commingled funds, 28 separately managed accounts and one other registered investment company. The Sub-Adviser provides non-discretionary investment management services for one sub-advised fund. The Adviser pays to the Sub-Adviser a sub-advisory fee out of the management fee received by the Adviser.

Distributor

Paralel Distributors, LLC (the “Distributor”) is the principal underwriter and distributor of Class A Shares and Class I Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through other brokers, dealers and other financial intermediaries (“Selling Agents”) that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class A Shares purchased by their clients. The Distributor does not retain any portion of the sales load. Class A Shares are sold subject to a maximum sales load of up to 2.00% of the offering price. However, purchases of Class A Shares in excess of $500,000 may be eligible for a sales load discount. See “Purchase of Shares.” While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, if you buy Class I Shares through certain Selling Agents, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Selling Agent for additional information. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of Shares.

Distribution and/or Servicing Fee

The Adviser and the Sub-Adviser have entered into an amended and restated letter agreement (the “Distribution Fee Reimbursement Agreement”) with the Fund through the eighteen-month anniversary of the later of the date of effectiveness of the Fund’s initial registration statement on Form N-2 or the Fund’s commencement of operations (the “Limitation Period”). Under the Distribution Fee Reimbursement Agreement, the Adviser and the Sub-Adviser have agreed to reimburse the Fund for a portion of distribution and/or shareholder servicing fees paid and/or accrued during the Limitation Period in an amount equal to 0.50% of the Fund’s average daily net assets. During the Limitation Period, the Distribution Fee Reimbursement Agreement may be terminated or modified only with the written consent of the Board of Trustees. The Adviser and the Sub-Adviser may, at their discretion, agree to extend the Limitation Period for additional period(s) of one year on an annual basis. For a period not to exceed three years from the date on which fees are waived, the Adviser and the Sub-Adviser may recoup amounts reimbursed, provided that, after giving effect to such recoupment, the Fund’s expense ratio (excluding Excluded Expenses, as defined below) is not greater than (i) the Fund’s expense ratio (excluding Excluded Expenses) at the time the fees were waived or (ii) any expense limitation in effect at the time of such recoupment. Under the Distribution Fee Reimbursement Agreement, “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses.

In addition, the Distributor, the Adviser and/or the Sub-Adviser, out of their own resources, may make cash payments to certain financial intermediaries who provide marketing support, transaction processing and/or administrative services and, in some cases, include the Fund in preferred or specialized selling programs. Payments made by the Distributor, the Adviser and/or the Sub-Adviser to a financial intermediary may be significant and are typically in the form of fees based on Fund sales, assets, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive amounts from the Distributor, the Adviser and/or the Sub-Adviser in connection with educational or due diligence meetings that include information concerning the Fund. The Distributor, the Adviser and/or the Sub-Adviser may pay or allow other promotional incentives or payments to financial intermediaries to the extent permitted by applicable laws and regulations.

The Fund also may pay for sub-transfer agency, sub-accounting and certain other administrative services outside of its Distribution and Servicing Plan.

Tax Matters

The Fund has elected to be treated and intends to continue to qualify each year as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). See “Tax Matters.”

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described in this Prospectus. Notwithstanding that the Fund conducts periodic repurchase offers, investors should not expect to be able to sell their Shares when and/or in the amount desired regardless of how the Fund performs. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Risks

An investment in the Fund involves substantial risk. There can be no assurance that the Fund’s investment objective will be achieved. The Fund is a recently organized closed-end management investment company with no history of operations, has no financial statements or other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance, and is designed for long-term investors and not as a trading vehicle.

An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to purchase the Fund’s Shares. In particular:

•   The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•   The Fund will ordinarily pay distributions from its net investment income, if any, once a month; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•   The Fund may pay distributions in significant part from sources that may not be available and that are unrelated to the Fund’s performance, such as a return of capital.

•   Investors will pay, with regard to Class A Shares, a front-end sales load of up to 2.00%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•   The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares. Liquidity for the Fund’s Shares will be provided only through repurchase offers of Shares at NAV. There is no guarantee that an investor will be able to sell all the Shares the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid. Investing in the shares may be speculative and involves substantial risk.

You should consider carefully the risks described under “Risks” beginning on page 23 of this Prospectus.

Other Service Providers

Paralel Technologies LLC serves as the Fund’s dividend disbursing agent, agent under the Fund’s dividend reinvestment plan (the “Plan Agent”), transfer agent and registrar with respect to the Shares of the Fund.

U.S. Bank N.A. (“U.S. Bank”) serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the custodian is required to hold the Fund’s assets in compliance with the 1940 Act.

Paralel Technologies LLC serves as the administrator of the Fund. Pursuant to an administration, bookkeeping and pricing services agreement, the administrator provides certain administrative services to the Fund.

The Fund has entered into a Services Agreement with PINE Advisors LLC (“PINE”), pursuant to which PINE provides Chief Financial Officer and Chief Compliance Officer services to the Fund and qualified employees of PINE serve as Chief Financial Officer and Treasurer of the Fund and Chief Compliance Officer of the Fund.

SUMMARY OF FUND EXPENSES

The following table contains information about the costs and expenses that Shareholders can expect to bear directly or indirectly. The purpose of the table and the example below is to help Shareholders understand the fees and expenses that they can expect to bear directly or indirectly.
Shareholder Transaction Expenses	Class A	Class I
Maximum Initial Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(1)	2.00%	None
Early Withdrawal Charge(2)	1.00%	1.00%
Dividend Reinvestment Fees	None	None
Annual Expenses (As a Percentage of Net Assets Attributable to Common Shares)	Class A	Class I
Management fees(3)	1.50%	1.50%
Distribution and/or Servicing Fees(4)(7)	0.85%	None
Interest payment on borrowed Funds	None	None
Other expenses(5)	0.68%	0.68%
Total Annual Fund Operating Expenses	3.03%	2.18%
Fee Waiver/Expense Reimbursement(6)(7)	(0.50)%	None
Total annual expenses (After Waiver/Reimbursement)(6)(7)	2.53%	2.18%

____________

(1)    Paralel Distributors, LLC is the principal underwriter and distributor of Class A Shares and Class I Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class A Shares purchased by their clients. The Distributor does not retain any portion of the sales load. Class A Shares are sold subject to a maximum sales load of up to 2.00% of the offering price. However, purchases of Class A Shares in excess of $500,000 may be eligible for a sales load discount. See “Purchase of Shares.” While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, if you buy Class I Shares through certain Selling Agents, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Selling Agent for additional information. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of Shares.

(2)    The Fund imposes early withdrawal charges of up to 1.00% on Shares accepted for repurchase that have been held by an investor for less than one year. Payment of the early withdrawal charge is made by netting the charge against the repurchase proceeds. The early withdrawal charge is retained by the Fund for the benefit of remaining Shareholders. If a Shareholder has made multiple purchases and tenders a portion of its Shares, the early withdrawal charge is calculated on a first-in/first-out basis. See “Periodic Repurchase Offers” below for additional information about Share repurchases.

(3)    The Fund pays the Adviser an annual management fee, payable monthly in arrears, in an amount equal to 1.50% of the Fund’s average daily Managed Assets. The Adviser will pay to the Sub-Adviser a sub-advisory fee out of the management fee received by the Adviser.

(4)    The Fund may charge a distribution and/or shareholder servicing fee totaling up to 0.85% per year on Class A Shares.

(5)    “Other expenses” are based on estimated amounts for the current year. “Other Expenses” include professional fees and other expenses, including, without limitation, SEC filing fees, printing fees, administration fees, transfer agency fees, custody fees, fees charged by PINE, trustee fees, insurance costs and financing costs.

(6)    The Adviser and the Sub-Adviser have entered into an amended and restated letter agreement (the “Distribution Fee Reimbursement Agreement”) with the Fund through the eighteen-month anniversary of the later of the date of effectiveness of the Fund’s initial registration statement on Form N-2 or the Fund’s commencement of operations (the “Limitation Period”). Under the Distribution Fee Reimbursement

Agreement, the Adviser and the Sub-Adviser have agreed to reimburse the Fund for a portion of distribution and/or shareholder servicing fees paid and/or accrued during the Limitation Period in an amount equal to 0.50% of the Fund’s average daily net assets. During the Limitation Period, the Distribution Fee Reimbursement Agreement may be terminated or modified only with the written consent of the Board of Trustees. The Adviser and the Sub-Adviser may, at their discretion, agree to extend the Limitation Period for additional period(s) of one year on an annual basis. For a period not to exceed three years from the date on which fees are waived, the Adviser and the Sub-Adviser may recoup amounts reimbursed, provided that, after giving effect to such recoupment, the Fund’s expense ratio (excluding Excluded Expenses, as defined below) is not greater than (i) the Fund’s expense ratio (excluding Excluded Expenses) at the time the fees were waived or (ii) any expense limitation in effect at the time of such recoupment. Under the Distribution Fee Reimbursement Agreement, “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses

(7)    The Adviser and the Sub-Adviser have entered into a letter agreement (the “Operating Expense Limitation Agreement”) with the Fund through March 31, 2026. Pursuant to the Operating Expense Limitation Agreement, the Adviser and the Sub-Adviser have agreed to waive a portion of their management fee and sub-advisory fee, as applicable, or reimburse the Fund for certain operating expenses so that the expenses of the Fund, exclusive of certain excluded expenses, do not exceed 0.68% of the Fund’s Managed Assets through March 31, 2026. Such amounts waived or reimbursed to the Fund by the Adviser and the Sub-Adviser are subject to recoupment for up to three years following the date of such waiver or reimbursement, to the extent that such recoupment does not cause the Fund’s operating expenses to exceed (i) the expense limitation in effect at the time the expense was paid or absorbed, and (ii) the expense limitation in effect at the time of such recoupment. The following expenses are excluded under the Operating Expense Limitation Agreement: (i) investment advisory fees, (ii) investor support and secondary market services fees, (iii) taxes, (iv) expenses incurred directly or indirectly by the Fund as a result of an investment in a permitted investment (including, without limitation, acquired fund fees and expenses), (v) expenses associated with the acquisition or disposition of portfolio investments (including, without limitation, brokerage commissions and other trading or transaction expenses), (vi) leverage expenses (including, without limitation, costs associated with the issuance or incurrence of leverage, commitment fees, interest expense or dividends on preferred shares), (vii) distribution and/or shareholder servicing (12b-1) fees, (viii) dividends on short sales, if any, (ix) securities lending costs, if any, (x) expenses of holding, and soliciting proxies for, meetings of shareholders of the Fund (except to the extent relating to routine items such as the election of trustees), (xi) expenses of a reorganization, restructuring, redomiciling or merger of the Fund or the acquisition of all or substantially all of the assets of another fund, or (xii) any extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, expenses related to litigation, derivative actions, demands related to litigation, regulatory or other government investigations and proceeding).

Class A Shares Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Class A Shares, assuming (1) total annual expenses of 2.53% of net assets attributable to Class A Shares during Year 1 and 3.03% of net assets attributable to Class A Shares thereafter, (2) a 5% annual return and (3) that all dividends and distributions are reinvested at net asset value per Share.
1 Year	3 Years	5 Years	10 Years
$45*	$107*	$172*	$344*

____________

*       This amount does not reflect the imposition of the early withdrawal charge of 1.00%. If an investor were to redeem Shares that have been held for less than one year and the Fund were to impose the early withdrawal charge, the costs for year one would be $55.

The Example should not be considered a representation of future expenses or returns. Actual expenses may be higher or lower than those assumed. Moreover, the Fund’s actual rate of return may be higher or lower than the hypothetical 5% return shown in the example.

Class I Shares Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Class I Shares, assuming (1) total annual expenses of 2.18% of net assets attributable to Class I Shares, (2) a 5% annual return and (3) that all dividends and distributions are reinvested at net asset value per Share. Actual expenses may be greater or less than those assumed.
1 Year	3 Years	5 Years	10 Years
$22*	$68*	$117*	$251*

____________

*       This amount does not reflect the imposition of the early withdrawal charge of 1.00%. If an investor were to redeem Shares that have been held for less than one year and the Fund were to impose the early withdrawal charge, the costs for year one would be $32.

The Example should not be considered a representation of future expenses or returns. Actual expenses may be higher or lower than those assumed. Moreover, the Fund’s actual rate of return may be higher or lower than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

Because the Fund recently commenced investment operations on November 4, 2024, no financial highlights are available at this time. For information about the Fund’s fees and expenses, see “Summary of Fund Expenses” above. In addition, see “Financial Statements” in the Fund’s Statement of Additional Information for the statement of assets and liabilities of the Fund as of September 30, 2024. Additional information about the Fund’s investments are also available in the Fund’s annual and semi-annual reports.

THE FUND

Octagon XAI CLO Income Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a statutory trust on November 6, 2023, pursuant to a Certificate of Fund, and is governed by the laws of the State of Delaware. The Fund commenced investment operations on November 4, 2024. The Fund’s principal office is located at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, and its telephone number is (888) 903-3358.

The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per Share. Subject to applicable law and approval of the Board of Trustees, the Fund will seek to conduct such quarterly repurchase offers typically for 5% of the Fund’s outstanding Shares at NAV per Share. In connection with any repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Repurchases may be oversubscribed, preventing Shareholders from selling some or all of their tendered Shares back to the Fund. The Fund’s Shares are not listed on any securities exchange and there is no secondary trading market for its Shares.

XAI serves as the Fund’s investment adviser and is responsible for the management of the Fund. Octagon serves as the Fund’s investment sub-adviser and is responsible for the management of the Fund’s portfolio of securities.

USE OF PROCEEDS

The Fund expects that following receipt of the net proceeds from the sale of Shares, the Fund will invest such proceeds as soon as practicable in accordance with the Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments. The Fund generally expects to be able to invest the net proceeds from the offering of Shares within three months after the receipt of proceed, and that in certain instances, based on the amount and timing of proceeds available to the Fund, the availability of securities consistent with the Fund’s investment objectives and strategies and the settlement cycle of CLO Investments in which the Fund may invest, the Fund expects to be able to invest the proceeds from the offering of Shares within three to six months after the receipt of proceeds. Pending the full investment of the proceeds of the offering, it is anticipated that all or a portion of the proceeds will be invested in U.S. Government securities or high grade, short-term money market instruments, which have returns substantially lower than those the Fund anticipates earning once it has fully invested the proceeds of the offering in accordance with its investment objective.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The investment objective of the Fund is to provide high income and total return. There can be no assurance that the Fund will achieve its investment objective, and you could lose some or all of your investment.

Investment Strategy

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in CLO Investments, including CLO Debt and CLO Equity. The Fund may not change this policy unless (i) the change is authorized by the vote of the “majority of the outstanding voting securities” (as defined in the 1940 Act), or (ii) the Fund provides Shareholders with at least 60 days’ prior notice of such change, after providing such notice, the Fund conducts a repurchase offer and such repurchase offer is not oversubscribed.

The Fund will not invest more than 20% of its Managed Assets in CLO Equity. The Fund will purchase CLO Investments in the primary and secondary markets.

The Fund will invest primarily in CLO Investments rated below investment grade (that is, below Baa3- by Moody’s or below BBB- by S&P or Fitch or, if unrated, judged to be of comparable quality by the Sub-Adviser). Below investment grade securities are often referred to as “high yield” securities or “junk bonds.” Below investment grade securities are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal. However, the Fund will not invest more than 30% of its Managed Assets in investments rated below B3 by Moody’s or below B- by S&P or Fitch or, if unrated, judged to be of comparable quality by the Sub-Adviser. CLO Equity are typically unrated.

Rating agencies, such as Moody’s, S&P or Fitch, are private services that provide ratings of the credit quality of debt obligations. Ratings assigned by a rating agency are not absolute standards of credit quality but represent the opinion of the rating agency as to the quality of the obligation. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. To the extent that the issuer of a security pays a rating agency for the analysis of its security, an inherent conflict of interest may exist that could affect the reliability of the rating. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk or liquidity of such obligations. To the extent that the Fund invests in unrated lower grade securities, the Fund’s ability to achieve its investment objective will be more dependent on the Sub-Adviser’s credit analysis than would be the case when the Fund invests in rated securities. Please refer to Appendix A to the SAI for more information regarding Moody’s, S&P’s and Fitch’s ratings.

The Fund will not invest more than 20% of its Managed Assets in CLO Investments managed by any single collateral manager.

The Fund may invest up to 20% of its Managed Assets in other debt securities, including senior loans, corporate debt securities or bonds, U.S. government debt securities and other structured credit investments.

The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar denominated securities of issuers located anywhere in the world, and of issuers of any capitalization size and that operate in any industry. However, the Fund will not invest more than 25% of its total assets in securities of issuers in any one industry, except as provided in the Fund’s fundamental investment restriction regarding industry concentration. See “Investment Restrictions” in the SAI.

The Fund may, from time to time, engage in short sales of credit instruments in an amount not to exceed 10% of its Managed Assets. A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline.

Subject to the requirements of Rule 23c-3(b)(10), the Fund may invest without limitation in illiquid securities, including instruments that are unregistered, restricted, for which there is no readily available trading market or that are otherwise illiquid.

Other Investment Companies.    As an alternative to holding investments directly, the Fund may also obtain investment exposure to securities in which it may invest directly by investing up to 10% of its Managed Assets in other investment companies. The Fund may invest in mutual funds, closed-end funds and exchange-traded funds.

Derivatives.    The Fund may, but is not required to, use various derivatives transactions for hedging and risk management purposes, to facilitate portfolio management and to earn income or enhance total return. The use of derivatives transactions to earn income or enhance total return may be particularly speculative. Derivatives are financial instruments the value of which is derived from a reference instrument. The Fund may engage in a variety of derivatives transactions, including options, swaps, futures contracts, options on futures contracts and forward currency contracts and options on forward currency contracts. The Fund may purchase and sell exchange-listed and off-exchange derivatives. The Fund may utilize derivatives that reference one or more securities, indices, commodities, currencies or interest rates. In addition, the Fund may utilize new techniques, transactions, instruments or strategies that are developed or permitted as regulatory changes occur. See “Other Portfolio Contents and Investment Strategies — Derivatives” in the SAI.

To the extent that the Fund invests in derivatives that provide synthetic investment exposure with economic characteristics similar to CLO Investments, the market value (or, if market value is unavailable, the fair value) of such investments will be counted for purposes of the Fund’s 80% policy.

THE FUND’S INVESTMENTS

The Fund’s investment portfolio may consist of investments in the following types of securities. There is no guarantee the Fund will buy all of the types of securities or use all of the investment techniques that are described herein.

Collateralized Loan Obligations

The Fund may invest in CLO Investments, including CLO Debt and CLO Equity. A CLO vehicle generally is an entity that is formed to hold a portfolio consisting principally (typically, 80% or more of its assets) of loan obligations. The loans obligations within the CLO vehicle are typically below investment grade, and may be unrated. The loan obligations within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO issues various classes or “tranches” of securities. Each tranche has different payment characteristics and different credit ratings. These tranches are generally categorized as senior, mezzanine, or subordinated/equity, according to their degree of risk. The key feature of the CLO structure is the prioritization of the cash flows from a pool of securities among the several tranches of the CLO. As interest payments are received, the CLO makes contractual interest payments to each tranche of debt based on its seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO meets or exceeds required collateral coverage levels (or other similar covenants), the remaining funds may be paid to the subordinated tranche (often referred to as the “residual” or “equity” tranche). The contractual provisions setting out this order of payments are set out in detail in the relevant CLO’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine the terms of payment of any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests that must be complied with, which are different for each CLO.

The Fund invests in CLO Investments issued by CLOs that principally hold senior secured loans (“Senior Loans”), diversified by industry and borrower. It is also possible that the underlying obligations of CLOs in which the Fund invests will include (i) second lien and/or subordinated loans, (ii) debt tranches of other CLOs, and (iii) equity securities incidental to investments in senior loans. The cash flows on the underlying obligations will primarily determine the payments to holders of CLO Investments. CLO Investments may have floating interest rates, fixed interest rates or, in the case of CLO Equity, no set interest rate (but rather participate in residual cash flows of the relevant CLO). The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (whether or not such tranches are issued as part of a component of a composite instrument with one or more other instruments). CLO Equity typically do not receive a rating. The transaction documents relating to the issuance of CLO Investments impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements.

CLO Investments are generally limited recourse obligations of the CLO payable solely from the underlying assets of the CLO or the proceeds thereof. Consequently, holders of CLO Investments must rely solely on distributions on the underlying assets or proceeds thereof for payment in respect thereof. The cash flows generated by the underlying obligations held in a CLO’s portfolio will generally determine the interest payments on CLO Investments. Payments to holders of tranched CLO Investments are made in sequential order of priority.

CLO Equity.    The Fund may invest in CLO Equity, which are subordinated notes issued by a CLO (often referred to as the “residual” or “equity” tranche), which are junior in priority of payment and are subject to certain payment restrictions generally set forth in an indenture governing the notes. In addition, CLO Equity generally do not benefit from any creditors’ rights or ability to exercise remedies under the indenture governing the notes. CLO Equity are not guaranteed by another party. CLO Equity are typically unrated and typically represents approximately 8% to 11% of a CLO’s capital structure. CLO Equity represent the first loss position in the CLO, meaning that it is generally required to absorb the CLO’s losses before any of the CLO’s other tranches, yet it also has the lowest level of payment priority among the CLO’s tranches. CLO Equity are typically the riskiest of CLO Investments.

Loans

Senior Loans.    Senior secured loans are typically made to U.S. and, to a lesser extent, large non-U.S. corporations, partnerships, limited liability companies and other business entities (“Borrowers”) which operate in various industries and geographical regions. Senior Loans rated below investment grade are sometimes referred to as “leveraged loans.”

Senior Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Senior Loan, a Borrower will, for the term of the Senior Loan, pledge collateral (subject to typical exceptions), including, but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Senior Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Senior Loan.

A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Senior Loan (the “Loan Agreement”). In a typical Senior Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Senior Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Senior Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Senior Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Senior Loan and other fees paid on a continuing basis.

Senior Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. These base lending rates are primarily the Secured Overnight Financing Rate (“SOFR”) and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.

There may be less readily available information about most Senior Loans and the Borrowers thereunder than is the case for many other types of instruments, including securities issued in transactions registered under the Securities Act or the Exchange Act and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Senior Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Sub-Adviser will rely primarily on its own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, when investing in Senior Loans the Fund will be particularly dependent on the credit analysis of the Sub-Adviser.

No active trading market may exist for some Senior Loans, and some loans may be subject to restrictions on resale. Any secondary market for Senior Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability of a seller to realize full value and thus cause a material decline in the net asset value of Shares. In addition, the Fund may not be able to readily dispose of its Senior Loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. A limited supply or relative illiquidity of Senior Loans may adversely affect the Fund’s ability to achieve its investment objective.

The Fund may purchase and retain in its portfolio Senior Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Senior Loan.

In the process of buying, selling and holding Senior Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Senior Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Senior Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.

Direct Assignments.    The Fund generally will seek to purchase Senior Loans on a direct assignment basis. If the Fund purchases a Senior Loan on direct assignment, it typically succeeds to all the rights and obligations under the Loan Agreement of the assigning lender and becomes a lender under the Loan Agreement with the same rights and obligations as the assigning lender. Investments in Senior Loans on a direct assignment basis may involve additional risks to the Fund. For example, if such loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral.

Loan Participations.    The Fund may also acquire in participations in Senior Loans. The participation by the Fund in a lender’s portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by such lender of payments from the Borrower. Such indebtedness may be secured or unsecured. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other investors through set-off against the Borrower and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the participation. In the event of the insolvency of the entity selling a participation, the Fund may be treated as a general creditor of such entity. The selling entity and other persons interpositioned between such entity and the Fund with respect to such participations will likely conduct their principal business activities in the banking, finance and financial services industries. Persons engaged in these industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Reserve Open Market Committee’s monetary policy, governmental regulations concerning these industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Second Lien and Subordinated Loans.    The Fund may also invest in second lien and subordinated secured loans. Second lien and subordinated secured loans generally have similar characteristics as Senior Loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. The Fund may purchase interests in second lien and subordinated secured loans through assignments or participations.

Unsecured Loans.    Unsecured loans generally have lower priority in right of payment compared to holders of secured debt of the Borrower. Unsecured loans are not secured by a security interest or lien to or on specified collateral securing the Borrower’s obligation under the loan. Unsecured loans by their terms may be or may become subordinate in right of payment to other obligations of the borrower, including Senior Loans, second lien loans and subordinated secured loans. Unsecured loans may have fixed or floating rate interest payments. Because unsecured loans are subordinate to the secured debt of the borrower, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their subordinated and unsecured status, such investments have many characteristics and risks similar to Senior Loans, second lien loans and subordinated secured loans discussed above. The Fund may purchase interests in unsecured loans through assignments or participations.

Corporate Bonds

Corporate bonds typically pay a fixed rate of interest and must be repaid on or before maturity. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument.

Variable, Floating, and Fixed Rate Debt Obligations

Floating rate securities are generally offered at an initial interest rate which is at or above prevailing market rates. The interest rate paid on floating rate securities is then reset periodically (commonly every 90 days) to an increment over some predetermined interest rate index. Commonly utilized indices include the three-month Treasury bill rate, the 180-day Treasury bill rate, SOFR, the prime rate of a bank, the commercial paper rates, or the longer term rates on U.S. Treasury securities. Variable and floating rate securities are relatively long-term instruments that often carry demand features permitting the holder to demand payment of principal at any time or at specified intervals prior to maturity. If the Sub-Adviser incorrectly forecasts interest rate movements, the Fund could be adversely affected by use of variable and floating rate securities. In addition, the Fund invests in CLO Equity. CLO Equity do not have a fixed coupon and payments on CLO Equity will be based on the income received from the underlying collateral and the payments made to the CLO Debt, both of which may be based on floating rates.

Fixed rate securities pay a fixed rate of interest and tend to exhibit more price volatility during times of rising or falling interest rates than securities with variable or floating rates of interest. The value of fixed rate securities will tend to fall when interest rates rise and rise when interest rates fall. The value of variable or floating rate securities, on the other hand, fluctuates much less in response to market interest rate movements than the value of fixed rate securities. This is because variable and floating rate securities behave like short-term instruments in that the rate of interest they pay is subject to periodic adjustments according to a specified formula, usually with reference to some interest rate index or market interest rate. Fixed rate securities with short-term characteristics are not subject to the same price volatility as fixed rate securities without such characteristics. Therefore, they behave more like variable or floating rate securities with respect to price volatility.

U.S. Government Securities

U.S. government securities include (1) U.S. Treasury obligations, which differ in their interest rates, maturities and times of issuance: U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (maturities of one year to ten years) and U.S. Treasury bonds (generally maturities of greater than ten years) and (2) obligations issued or guaranteed by U.S. government agencies and instrumentalities that are supported by any of the following: (i) the full faith and credit of the U.S. Treasury, (ii) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (iii) discretionary authority of the U.S. government to purchase certain obligations of the U.S. government agency or instrumentality or (iv) the credit of the agency or instrumentality. The Fund also may invest in any other security or agreement collateralized or otherwise secured by U.S. government securities. Agencies and instrumentalities of the U.S. government include but are not limited to: Federal Land Banks, Federal Financing Banks, Banks for Cooperatives, Federal Intermediate Credit Banks, Farm Credit Banks, Federal Home Loan Banks, FHLMC, FNMA, GNMA, Student Loan Marketing Association, United States Postal Service, Small Business Administration, Tennessee Valley Authority and any other enterprise established or sponsored by the U.S. government. Because the U.S. government generally is not obligated to provide support to its instrumentalities, the Fund will invest in obligations issued by these instrumentalities only if the Sub-Adviser determines that the credit risk with respect to such obligations is minimal.

Other Investment Companies

As an alternative to holding investments directly, the Fund may also obtain investment exposure to securities in which it may invest directly by investing in other investment companies. The Fund may invest in mutual funds, closed-end funds and exchange-traded funds. Under the 1940 Act, the Fund generally may invest only up to 10% of its total assets in the aggregate in shares of other investment companies and only up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. However, pursuant to certain exemptions set forth in the 1940 Act and the rules and regulations promulgated thereunder, the Fund may invest in excess of this limitation provided that certain conditions are met. Further, on October 7, 2020, the SEC adopted Rule 12d1-4, which changed the regulation of investments in other investment companies. Rule 12d1-4 permits closed-end funds to invest in other investment companies in excess of the 1940 Act limits, including those described above, subject to certain conditions.

Investments in other investment companies involve operating expenses and fees at the other investment company level that are in addition to the expenses and fees borne by the Fund and are borne indirectly by Shareholders. For purposes of the Fund’s policy of investing at least 80% of its Managed Assets in CLO Investments, the Fund will include the value of its investments in other investment companies that invest at least 80% of their net assets, plus the amount of any borrowings for investment purposes, in CLO Investments.

Unfunded Commitments

From time to time, the Fund’s investments may involve unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates. Certain of the loan participations or assignments acquired by the Fund may involve unfunded commitments of the lenders or revolving credit facilities under which a Borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, the Fund would have an obligation to provide its portion of such additional borrowings when drawn upon the terms specified in the loan documentation. Such an obligation may have the effect of requiring the Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid).

Equity Securities

Incidental to the Fund’s investments in loans and debt securities, the Fund may acquire or hold equity securities, or warrants to purchase equity securities, of a Borrower or issuer. Equity securities held by the Fund may include common equity securities and preferred securities. Common stock represents an equity ownership interest in a company. Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. preferred securities are generally equity securities of the issuer that have priority over the issuer’s common shares as to the payment of dividends (i.e., the issuer cannot pay dividends on its common shares until the dividends on the preferred shares are current) and as to the payout of proceeds of bankruptcy or other liquidation, but are subordinate to an issuer’s senior debt and junior debt as to both types of payments. The equity interests held by the Fund, if any, may not pay dividends or otherwise generate income.

Restricted Securities

Securities held by the Fund may be legally restricted as to resale (such as those issued in private placements), including commercial paper issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, securities eligible for resale pursuant to Rule 144A thereunder, and securities of U.S. and non-U.S. issuers initially offered and sold outside the United States pursuant to Regulation S thereunder. Restricted securities may not be listed on an exchange and may have no active trading market.

Illiquid Investments

The Fund may invest in investments for which there is no readily available trading market or are otherwise illiquid. Pursuant to applicable federal securities laws and regulations, the Fund, as an interval fund, is required to maintain a certain percentage of its investments in liquid securities in order to meet periodic repurchases. It may be difficult to sell illiquid investments at a price representing their fair value until such time as such investments may be sold publicly. Where registration is required, a considerable period may elapse between a decision by the Fund to sell the investments and the time when it would be permitted to sell. Thus, the Fund may not be able to obtain as favorable a price as that prevailing at the time of the decision to sell. The Fund may also acquire investments through private placements under which it may agree to contractual restrictions on the resale of such investments. Such restrictions might prevent their sale at a time when such sale would otherwise be desirable.

Portfolio Turnover

The Fund will buy and sell securities to seek to accomplish its investment objective. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. Portfolio turnover generally involves some expense to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities. Higher portfolio turnover may decrease the after-tax return to individual investors in the Fund to the extent it results in an increase in the short-term capital gains portion of distributions to Shareholders. The Fund’s portfolio turnover rate may vary greatly from year to year.

Investment Restrictions

The Fund has adopted certain other investment limitations designed to limit investment risk. These limitations are fundamental and may not be changed without the approval of the holders of a majority of the outstanding Shares, as defined in the 1940 Act (and preferred shares, if any, voting together as a single class), which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities, or such higher voting standard as set forth herein. See “Investment Restrictions” in the SAI for a complete list of the fundamental investment policies of the Fund.

USE OF LEVERAGE

The Fund may use leverage to the maximum extent permitted by the 1940 Act for strategic or tactical purposes in seeking to achieve its investment objective. See “Leverage” in the SAI.

In addition, the Fund may borrow to the maximum extent permitted under the 1940 Act to finance repurchase requests. The Fund expects that such borrowings will be pursuant to a credit facility, however the Fund currently does not have access to a credit facility and there cannot be any assurance that the Fund will be able to obtain access to a credit facility.

Under the 1940 Act, the Fund may not incur indebtedness if, immediately after incurring such Indebtedness, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of total assets, including the proceeds of leverage). Under the 1940 Act, the Fund may not issue preferred shares if, immediately after issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than 200% (i.e., for every dollar of preferred shares outstanding, the Fund is required to have at least two dollars of total assets, including the proceeds of leverage). Any senior security issued by, or other indebtedness of, the Fund will either mature by the next Repurchase Pricing Date or provide for the Fund’s ability to call, repay or redeem such senior security or other indebtedness by the next Repurchase Pricing Date, either in whole or in part, without penalty or premium, as necessary to permit the Fund to complete the repurchase offer in such amounts determined by the Board.

Use of leverage creates an opportunity for increased income and capital appreciation but, at the same time, creates special risks. The use of leverage would cause the Fund’s net asset value and level of distributions to be more volatile than if leverage were not used. The costs associated with the issuance of leverage would be borne by the Fund, which will result in a reduction of net asset value of the Shares and as a result such costs will be borne by Shareholders. The fees paid to the Adviser, and thereby to the Sub-Adviser, will be calculated on the basis of the Fund’s Managed Assets, including any proceeds from leverage, so the fees paid to the Adviser and Sub-Adviser will be higher when leverage is utilized. Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of leverage, which means that Shareholders effectively bear the entire management fee. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.

RISKS

Investors should consider the following risks and special considerations associated with investing in the Fund. Investors should be aware that in light of the current uncertainty, volatility and distress in economies, financial markets, and labor and health conditions over the world, the risks below are heightened significantly compared to normal conditions and therefore subject the Fund’s investments and a Shareholder’s investment in the Fund to elevated investment risk, including the possible loss of your entire investment.

No Operating History

The Fund is a recently organized closed-end management investment company that recently commenced operations on November 4, 2024. Accordingly, since commencement of operations, there has been no financial statements or other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance, and is designed for long-term investors and not as a trading vehicle.

Investment and Market Risk

An investment in Shares is subject to investment risk, particularly under current economic, financial, labor and health conditions, including the possible loss of the entire principal amount that you invest. Your investment in Shares represents an indirect investment in the securities owned by the Fund. The value of, or income generated by, the investments held by the Fund are subject to the possibility of rapid and unpredictable fluctuation. These movements may result from factors affecting individual companies, or from broader influences, including real or perceived changes in prevailing interest rates, changes in inflation or expectations about inflation, investor confidence or economic, political, social or financial market conditions, environmental disasters, governmental actions, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and other similar events, that each of which may be temporary or last for extended periods of time. For example, the risks of a borrower’s default or bankruptcy or non-payment of scheduled interest or principal payments from senior floating rate interests held by the Fund are especially acute under these conditions. Furthermore, interest rates and bond yields may fall as a result of certain types of events, including responses by governmental entities to such events, which would magnify the Fund’s fixed-income instruments’ susceptibility to interest rate risk and diminish their yield and performance.

Different sectors, industries and security types may react differently to such developments and, when the market performs well, there is no assurance that the Fund’s investments will increase in value along with the broader markets. Volatility of financial markets, including potentially extreme volatility caused by the events described above, can expose the Fund to greater market risk than normal, possibly resulting in greatly reduced liquidity. Moreover, changing economic, political, social or financial market conditions in one country or geographic region could adversely affect the value, yield and return of the investments held by the Fund in a different country or geographic region because of the increasingly interconnected global economies and financial markets. The Sub-Adviser potentially could be prevented from considering, managing and executing investment decisions at an advantageous time or price or at all as a result of any domestic or global market or other disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity, such as the current conditions, which have also resulted in impediments to the normal functioning of workforces, including personnel and systems of the Fund’s service providers and market intermediaries.

Your Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of distributions. A prospective investor should invest in the Shares only if the investor can sustain a complete loss in its investment.

Non-Diversification Risk

The Fund will be classified as “non-diversified,” which means the Fund may invest a larger percentage of its assets in the securities of a smaller number of issuers than a diversified fund. Investment in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were diversified among the securities of a greater number of issuers.

Repurchase Offers Risk

As described under “Periodic Repurchase Offers” in this Prospectus, the Fund is an “interval fund” and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, will conduct repurchase offers for the Fund’s outstanding Shares at NAV, subject to approval of the Board. The Fund believes that these repurchase offers are generally beneficial to the Shareholders, and repurchases generally will be funded from available cash, cash from the sale of Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in an increased expense ratio for Shareholders who do not tender their Shares for repurchase, untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and cash from the sale of Shares. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. As a result, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s performance, its net assets.

If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, but any such increases in the amounts repurchased may not exceed an aggregate of 2% in any three month period. In the event the Fund determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares (less any additional amounts repurchased in prior repurchase offers within a three month period) as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular month, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund will generally be a taxable event to Shareholders

Illiquidity Risk

There will be no public market for the Shares and the Shares will not be listed on any securities exchange. Consequently, an investment in Shares may be illiquid.

CLO Risk

CLOs often involve risks that are different from or more acute than risks associated with other types of credit instruments, including: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) investments in junior tranches of CLO Debt and CLO Equity will likely be subordinate in right of payment to other senior tranches of CLO Debt; and (4) the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

There may be less information available to the Fund regarding the underlying investments held by CLOs than if the Fund had invested directly in credit securities of the underlying issuers. Fund Shareholders will not know the details of the underlying investments of the CLOs in which the Fund invests. Due to their often complicated structures, various CLOs may be difficult to value and may constitute illiquid investments. In addition, there can be no assurance that a liquid market will exist in any CLO when the Fund seeks to sell its interest therein. Moreover, the value of CLOs may decrease if the ratings agencies reviewing such securities revise their ratings criteria and, as a result, lower their original rating of a CLO in which the Fund has invested. Further, the complex structure of the security may produce unexpected investment results. Also, it is possible that the Fund’s investment in a CLO will be subject to certain contractual limitations on transfer.

The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLOs, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Therefore, changes in the market value of the Fund’s CLO investments could be greater than the change in the market value of the underlying instruments.

The Fund will invest in CLO securities issued by CLOs that principally hold senior loans. As a result, as an investor in such CLOs, the Fund is subject to the risk of default on the senior loans by the Borrowers. Increases in interest rates may adversely impact the ability of Borrowers to meet interest payment obligations on senior loans held by a CLO and increase the likelihood of default. Although a CLO’s holdings are typically diversified by industry and borrower, an increase in interest rates coupled with a general economic downturn may result in an increase in defaults on senior loans across various sectors of the economy. See “Risks — Senior Loan Risk” for a discussion of risks related to senior loans.

CLOs in which the Fund invests in may hold underlying instruments that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which a CLO is heavily invested may subject that vehicle, and in turn the Fund, to a risk of significant loss and could significantly impact the aggregate returns realized by the Fund.

Investments in primary issuances of CLO securities may involve certain additional risks. Between the pricing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO Debt and distributions on the CLO Equity and could result in early redemptions which may cause holders of CLO Debt and CLO Equity to receive less than face value of their investment.

The failure by a CLO to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to securityholders, including the Fund. In the event that a CLO fails certain tests, holders of senior CLO Debt may be entitled to additional payments that would, in turn, reduce the payments that holders of junior CLO Debt and CLO Equity would otherwise be entitled to receive.

In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established to pursue investments in CLO Investments whereas the size of this market is relatively limited. Such increase may result in greater competition for investment opportunities, which may result in an increase in the price of such investments relative to the risk taken on by holders of such investments. In addition, the volume of new CLO issuances varies over time as a result of a variety of factors including new regulations, changes in interest rates, and other market forces. Such competition may also result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions.

The Fund will invest in CLO Debt and CLO Equity. While the Fund may invest in CLO Debt having any rating, the Fund currently intends to focus its investments in CLO Debt that are rated below investment grade. CLO Equity are typically not rated. Below investment grade and unrated instruments are often referred to as “junk” bonds and are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal. See “Risks — Below Investment Grade Securities Risk.”

Restructuring of Investments Held by CLOs.    The manager of a CLO has broad authority to direct and supervise the investment and reinvestment of the investments held by the CLO, which may include the execution of amendments, waivers, modifications and other changes to the investment documentation in accordance with the collateral management agreement. During periods of economic uncertainty and recession, the incidence of amendments, waivers, modifications and restructurings of investments may increase. Such amendments, waivers, modifications and other restructurings will change the terms of the investments and in some cases may result in the CLO holding assets not meeting the CLO’s criteria for investments. This could adversely impact the coverage tests under an indenture governing the notes issued by the CLO. Any amendment, waiver, modification or other restructuring that reduces the CLO’s compliance with certain financial tests will make it more likely that the CLO will need to utilize cash to pay down the unpaid principal amount of CLO Debt to cure any breach in such test instead of making payments on CLO Equity. Any such use of cash would reduce distributions available and delay the timing of payments to the Fund.

The Fund cannot be certain that any particular restructuring strategy pursued by the CLO manager will maximize the value of or recovery on any investment. Any restructuring can fundamentally alter the nature of the related investment, and restructurings are not subject to the same underwriting standards that are employed in connection with the origination or acquisition of investments. Any restructuring could alter, reduce or delay the payment of interest or principal on any investment, which could delay the timing and reduce the amount of payments made to the Fund. Restructurings of investments might also result in extensions of the term thereof, which could delay the timing of payments made to the Fund.

If as a result of any such restructurings, the Sub-Adviser determines that continuing to hold instruments issued by such CLO is no longer in the best interest of the Fund, the Sub-Adviser may dispose of such CLO instruments. In certain instances, the Fund may be unable to dispose of such investments at advantageous prices and/or may be required to reinvest the proceeds of such disposition in lower-yielding investments.

CLO Management Risk.    The activities of any CLO in which the Fund may invest will generally be directed by a collateral manager. In the Fund’s capacity as holder of CLO securities, the Fund is generally not able to make decisions with respect to the management, disposition or other realization of any investment, or other decisions regarding the business and affairs, of that CLO. Consequently, the success of any CLOs in which the Fund invests will depend, in large part, on the financial and managerial expertise of the collateral manager’s investment professionals. Subject to certain exceptions, any change in the investment professionals of the collateral manager will not present grounds for termination of the collateral management agreement. In addition, such investment professionals may not devote all of their professional time to the affairs of the CLOs in which the Fund invests. There can be no assurance that for any CLO, in the event that underlying instruments are prepaid, the collateral manager will be able to reinvest such proceeds in new instruments with equivalent investment returns. If the collateral manager cannot reinvest in new instruments with equivalent investment returns, the interest proceeds available to pay interest on the CLO securities may be adversely affected.

The transaction documents relating to the issuance of CLO securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO securities. Furthermore, CLO securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.

The CLOs in which the Fund will invest are generally not registered as investment companies under the 1940 Act. As investors in these CLOs, the Fund is not afforded the protections that shareholders in an investment company registered under the 1940 Act would have.

The terms of CLOs set forth in their applicable transaction documents, including with respect to collateralization and/or interest coverage tests and asset eligibility criteria, may vary from CLO to CLO. Similarly the terms of the senior loans that constitute the underlying assets held by CLOs may vary. The senior loan and/or CLO market and loan market may evolve in ways that result in typical terms being less protective for the holders of CLO securities. As a result, the Fund will be reliant upon the Sub-Adviser’s ability to obtain and evaluate the terms of the CLOs in which the Fund invests, the terms of and creditworthiness of the borrowers with respect to the underlying assets held by those CLOs and information about the collateral managers of the CLOs.

CLO Interest Rate Risk.    Although senior secured loans are generally floating rate instruments, the Fund’s investments in senior secured loans through CLOs will be sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO Equity. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses.

Many underlying corporate borrowers can elect to pay interest based on 1-month SOFR, 3-month SOFR and/or other rates in respect of the loans held by CLOs in which we are invested, in each case plus an applicable spread, whereas CLOs generally pay interest to holders of the CLO’s debt tranches based on 3-month SOFR plus a spread. The 3-month SOFR currently exceeds the 1-month SOFR by a significant amount, which may result in many underlying corporate borrowers electing to pay interest based on 1-month SOFR. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches negatively impacts the cash flows on CLO Equity. Unless spreads are adjusted to account for such increases, these negative impacts may worsen to the extent the amount by which the 3-month SOFR exceeds the 1-month SOFR increases.

Reinvestment Risk.    The CLO manager may not find suitable assets in which to invest during the reinvestment period or to replace assets that the manager has determined are no longer suitable for investment (for example, if a security has been downgraded by a rating agency). Additionally, the reinvestment period is a pre-determined finite period of time; however, there is a risk that the reinvestment period may terminate early if, for example, the CLO defaults on payments on the securities which it issues or if the CLO manager determines that it can no longer reinvest in underlying assets. Early termination of the reinvestment period could adversely affect a CLO investment.

Legal and Regulatory Risk.    The Fund may be adversely affected by new (or revised) laws or regulations that may be imposed by government regulators or self-regulatory organizations that supervise the financial markets. These agencies are empowered to promulgate a variety of rules pursuant to financial reform legislation in the United States. The Fund may also be adversely affected by changes in the enforcement or interpretation of existing statutes and rules. Changes in the regulation of CLOs may adversely affect the value of the investments held by the Fund and the ability of the Fund to execute its investment strategy.

CLO Equity Risk

The Fund may invest in CLO Equity, which are subordinated notes issued by a CLO (often referred to as the “residual,” “equity” or “subordinated” tranche), which are junior in priority of payment and are subject to certain payment restrictions generally set forth in an indenture governing the notes. In addition, CLO Equity generally do not benefit from any creditors’ rights or ability to exercise remedies under the indenture governing the notes. CLO Equity are not guaranteed by another party. CLO Equity are subject to greater risk that the senior CLO Debt issued by the CLO. CLOs are typically highly levered, utilizing up to approximately 10 times leverage, and therefore CLO Equity are subject to a higher risk of total loss. There can be no assurance that distributions on the assets held by the CLO will be sufficient to make any distributions or that the yield on the CLO Equity will meet the Fund’s expectations.

CLOs typically have no significant assets other than their underlying instruments. Accordingly, payments on CLO Investments are and will be payable solely from the cash flows from such instruments, net of all management fees and other expenses. CLOs generally may make payments on CLO Equity only to the extent permitted by the payment priority provisions of an indenture governing the notes issued by the CLO. CLO indentures generally provide that principal payments on CLO Equity may not be made on any payment date unless all amounts owing under the CLO Debt are paid in full. In addition, if a CLO does not meet the asset coverage tests or the interest coverage test set forth in the indenture governing the notes issued by the CLO, cash would be diverted from the CLO Equity to first pay the CLO Debt in amounts sufficient to cause such tests to be satisfied.

CLO Equity are unsecured and rank behind all of the secured creditors, known or unknown, of the issuer, including the holders of the CLO Debt it has issued. Consequently, to the extent that the value of the issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the underlying assets, prepayment or changes in interest rates, the value of CLO Equity realized at their redemption could be reduced. Accordingly, CLO Equity may not be paid in full and may be subject to up to 100% loss. As a result, relatively small numbers of defaults of instruments underlying CLOs in which the Fund holds CLO Equity may adversely impact the Fund’s returns.

The market value of CLO Equity may be significantly affected by a variety of factors, including changes in the market value of the investments held by the issuer, changes in distributions on the investments held by the issuer, defaults and recoveries on those investments, capital gains and losses on those investments, prepayments on those investments and other risks associated with those investments. The leveraged nature of CLO Equity are likely to magnify the adverse impact on the CLO Equity of changes in the market value of the investments held by the issuer, changes in the distributions on those investments, defaults and recoveries on those investments, capital gains and losses on those investments, prepayments on those investments and availability, prices and interest rates of those investments. The Fund must be prepared to hold CLO Equity for an indefinite period of time or until their stated maturity.

CLO Equity do not have a fixed coupon and payments on CLO Equity will be based on the income received from the underlying collateral and the payments made to the CLO Debt, both of which may be based on floating rates. While the payments on CLO Equity will be variable, CLO Equity may not offer the same level of protection against changes in interest rates as other floating rate instruments. An increase in interest rates would materially increase the financing costs of CLOs. Since underlying instruments held by a CLO may have SOFR floors, there may not be corresponding increases in investment income to the CLO (if SOFR increases but stays below the SOFR floor rate of such instruments) resulting in smaller distribution payments on CLO Equity.

CLO Equity are illiquid investments and subject to extensive transfer restrictions, and no party is under any obligation to make a market for CLO Equity. At times, there may be no market for CLO Equity, and the Fund may not be able to sell or otherwise transfer CLO Equity at their fair value, or at all, in the event that it determines to sell them. CLO Equity generally have experienced historically high volatility and significant fluctuations in market value. Additionally, some potential buyers of CLO Equity may view securitization products as an inappropriate investment, thereby reducing the number of potential buyers and/or potentially affecting liquidity in the secondary market.

CLO Equity are subject to certain transfer restrictions and can only be transferred to certain specified transferees. The issuer may, impose additional transfer restrictions to comply with changes in applicable law. Restrictions on the transfer of CLO Equity may further limit their liquidity. Investments in CLO Equity may have complicated accounting and tax implications.

Below Investment Grade Securities Risk

The Fund will invest primarily in CLO Debt that is rated below investment grade and in CLO Equity, which is typically unrated. The Fund may also invest in other securities which are rated below investment grade or unrated, but judged by to be of comparable quality by the Sub-Adviser. Securities of below investment grade quality are commonly referred to as “high-yield” securities or “junk” bonds. Investment in securities of below investment grade quality involves substantial risk of loss, the risk of which is particularly high in volatile market conditions. Securities of below investment grade quality are considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default or decline in market value due to adverse economic and issuer-specific developments. Issuers of below investment grade securities are not perceived to be as strong financially as those with higher credit ratings. These issuers face ongoing uncertainties and exposure to adverse business, financial or economic conditions and are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Securities of below investment grade quality display increased price sensitivity to changing interest rates and to a deteriorating economic environment. The market values of certain below investment grade securities tend to reflect individual issuer developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates. The market values for securities of below investment grade quality tend to be more volatile and such securities tend to be less liquid than investment grade debt securities, which could result in the Fund being unable to sell such securities for an extended period of time, if at all. The market for high-yield securities has historically been subject to disruptions that have caused substantial volatility in the prices of such securities. Consolidation in the financial services industry has resulted in there being fewer market makers for high-yield securities, which may result in further risk of illiquidity and volatility with respect to high-yield securities, and this trend may continue. To the extent that a secondary market does exist for certain below investment grade securities, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Because of the substantial risks associated with investments in below investment grade securities, you could have an increased risk of losing money on your investment in Shares, both in the short-term and the long-term.

The ratings of Moody’s, S&P, Fitch and other nationally recognized statistical rating organizations (“NRSRO”) represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. To the extent that the Fund invests in securities that have not been rated by an NRSRO, the Fund’s ability to achieve its investment objective will be more dependent on the Sub-Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

Debt Securities Risk

The values of debt securities may increase or decrease as a result of the following: market fluctuations, changes in interest rates, actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments, or illiquidity in debt securities markets. To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply. A rising interest rate environment may cause the value of the Fund’s fixed income securities to decrease, an adverse impact on the liquidity of the Fund’s fixed income securities, and increased volatility of the fixed income markets. During periods when interest rates are at low levels, the Fund’s yield can be low, and the Fund may have a negative yield (i.e., it may lose money on an operating basis). To the extent that interest rates fall, certain underlying obligations may be paid off substantially faster than originally anticipated. If the principal on a debt obligation is prepaid before expected, the prepayments of principal may have to be reinvested in obligations paying interest at lower rates. During periods of falling interest rates, the income received by the Fund may decline. Changes in interest rates will likely have a greater effect on the values of debt securities of longer durations. Returns on investments in debt securities could trail the returns on other investment options, including investments in equity securities. High levels of inflation and/or a significantly changing interest rate environment can lead to heightened levels of volatility and reduced liquidity.

Corporate Debt Risk

Corporate debt instruments pay fixed, variable or floating rates of interest. Some debt securities, such as zero coupon bonds, do not make regular interest payments but are issued at a discount to their principal or maturity value. The value of fixed-income securities in which the Fund invests will change in response to fluctuations in interest rates. In addition, the value of certain fixed-income securities can fluctuate in response to perceptions of creditworthiness, political stability or soundness of economic policies. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

The reorganization of an issuer under the Federal or other bankruptcy laws may result in the issuer’s debt securities being cancelled without repayment, repaid only in part, or repaid in part or in whole through an exchange thereof for any combination of cash, debt securities, convertible securities, equity securities, or other instruments or rights in respect of the same issuer or a related entity. Fixed income securities generally are not traded on exchanges. The off-exchange market may be illiquid and there may be times when no counterparty is willing to purchase or sell certain securities. The nature of the market may make valuations difficult or unreliable.

Loan Risk

Leveraged loans are adjustable-rate bank loans made to companies rated below investment grade and are subject to the risks typically associated with debt securities, such as credit risk and interest rate risk. In addition, leveraged loans, which typically hold a senior position in the capital structure of a borrower, are subject to the risk that a bankruptcy court could subordinate such loans to presently existing or future indebtedness or take other action detrimental to the holders of leveraged loans. Leveraged loans also are subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. Some leveraged loans are not as easily purchased or sold as publicly traded securities and others are illiquid, which may make it more difficult for the Fund to value them or dispose of them at an acceptable price.

Senior Loan Risk.    Senior loans are generally of below investment grade credit quality and therefore are subject to greater risks than investment grade corporate obligations. The prices of these investments may be volatile and will generally fluctuate due to a variety of factors that are inherently difficult to predict, including, but not limited to, changes in interest rates, prevailing credit spreads, general economic conditions, financial market conditions, U.S. and non-U.S. economic or political events, developments or trends in any particular industry, and the financial condition of certain Borrowers. Additionally, senior loans have significant liquidity and market value risks since they are not traded in organized exchange markets but are traded by banks and other institutional counterparties. Furthermore, because such loans are privately syndicated and the applicable loan agreements are privately negotiated and customized, such loans are not purchased or sold as easily as publicly listed securities.

While such loans are generally intended to be secured by collateral, losses could result from default and foreclosure. Therefore, the value of the underlying collateral, the creditworthiness of the Borrower and the priority of the lien are each of great importance. The Adviser and the Sub-Adviser cannot guarantee the adequacy of the protection of the Fund’s interests. If the terms of a senior loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the senior loans. Furthermore, the Adviser and the Sub-Adviser cannot assure investors that claims may not be asserted that might interfere with enforcement of the Fund’s rights. In the event of a foreclosure, the Fund may assume direct ownership of the underlying collateral. The liquidation proceeds upon sale of collateral may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. To the extent that a senior loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the Borrower. Such senior loans involve a greater risk of loss.

Increases in interest rates may adversely impact the ability of Borrowers to meet interest payment obligations and/or refinance their outstanding senior loans on attractive terms, which may adversely impact Borrowers and increase defaults on senior loans. The terms and covenants of senior loans may vary, and market expectations for such terms and covenants may change over time. More permissive covenants, with respect to the financial condition, operations and use of collateral by Borrowers, may provide Borrowers with additional flexibility, which may reduce the likelihood of default, but may also reduce the extent to which the holders of senior loans can recover in the event of a default. In the event of an economic downturn, recoveries upon default of senior loans may be less than in past market cycles.

Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser and the Sub-Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the senior loan may be adversely affected.

Second Lien Loans Risk.    Second lien loans are secured by liens on the collateral securing the loan that are subordinated to the liens of at least one other class of obligations of the related obligor, and thus, the ability of the Fund to exercise remedies after a second lien loan becomes a defaulted loan is subordinated to, and limited by, the rights of the senior creditors holding such other classes of obligations. In many circumstances, the Fund may be prevented from foreclosing on the collateral securing a second lien loan until the related senior loan is paid in full. Moreover, any amounts that might be realized as a result of collection efforts or in connection with a bankruptcy or insolvency proceeding involving a second lien loan must generally be turned over to the senior secured lender until the senior secured lender has realized the full value of its own claims. In addition, certain of the second lien loans may contain provisions requiring the Fund’s interest in the collateral to be released in certain circumstances. These lien and payment obligation subordination provisions may materially and adversely affect the ability of the Fund to realize value from second lien loans.

Unsecured Loan Risk.    Unsecured loans do not benefit from any security interest in the assets of the Borrower. Liens on such Borrowers’ assets, if any, will secure the applicable Borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the Borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before repayment of unsecured instruments held by the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.

Loan Participation and Assignment Risk.    The Fund may purchase senior loans, second lien loans and unsecured loans on a direct assignment basis from a participant in the original syndicate of lenders or from subsequent assignees of such interests. The Fund may also purchase, without limitation, participations in senior loans, second lien loans and unsecured loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and, in any event, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest, not with the Borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund may not be able to conduct the same due diligence on the Borrower with respect to a loan that the Fund would otherwise conduct. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower. Investments in bank loans may not be securities as defined within the Securities Act and therefore may not have the protections afforded by the federal securities laws.

“Covenant-Lite” Loans Risk.    The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan held by the Fund begin to deteriorate in quality, the Fund’s ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay the Fund’s ability to seek to recover its investment.

Regulatory Risk for Loans.    To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of loans for investment may be adversely affected. Further, such legislation or regulation could depress the market value of loans. In March 2023, the SEC proposed rule amendments which, among other things, would amend the liquidity rule framework for open-end funds. While the proposal is not directly applicable to the Fund, if the rule amendments are adopted as proposed, they could have a negative impact on the market for loans as open-end funds subject to the rule exit the market. The nature and extent of the proposal’s impact will not be known unless and until any final rulemaking is adopted.

Structured Credit Instruments Risk

Holders of structured credit instruments bear risks of the underlying investments, index or reference obligation as well as risks associated with the issuer of the instrument, which is often a special purpose vehicle, and may also be subject to counterparty risk. As an investor in structured credit instruments, the Fund typically will have the right to receive payments only from the issuer of the structured credit instrument, and generally would not have direct rights against the issuer of or entity that sold the underlying assets. While certain structured credit instruments enable the Fund to obtain exposure to a pool of credit instruments without the brokerage and other expenses associated with directly holding the same instruments, investors in structured credit instruments generally pay their share of the administrative and other expenses of the issuer of the instrument. The prices of indices and instruments underlying structured credit instruments, and, therefore, the prices of structured credit instruments, will be influenced by, and will rise and fall in response to, the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured credit instrument uses shorter term financing to purchase longer term instruments, the issuer may be forced to sell its instruments at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured credit instruments owned by the Fund. Certain structured credit instruments may be thinly traded or have a limited trading market.

The Fund may invest in structured credit instruments collateralized by low grade or defaulted loans or securities. Investments in such structured credit instruments are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk.

The Fund may invest in senior classes and subordinated classes, including residual or equity interests, issued by structured credit vehicles. The payment of cash flows from the underlying assets to senior classes take precedence over those of subordinated classes, and therefore subordinated classes are subject to greater risk. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on the assets and availability, price and interest rates of the assets.

Illiquid Investments Risk

The Fund may invest in restricted, as well as thinly traded, instruments and securities (including privately placed securities and instruments that are subject to Rule 144A). There may be no trading market for these securities and instruments, and the Fund might only be able to liquidate these positions, if at all, at disadvantageous prices. As a result, the Fund may be required to hold such securities despite adverse price movements. Privately issued securities have additional risk considerations than investments in comparable public investments. Whenever the Fund invests in companies that do not publicly report financial and other material information, it assumes a greater degree of investment risk and reliance upon the Sub-Adviser’s ability to obtain and evaluate applicable information concerning such companies’ creditworthiness and other investment considerations.

Certain stressed and distressed investments, for various reasons, may not be capable of an advantageous disposition prior to the date the Fund is to be dissolved. The Fund may be required to sell, distribute in kind or otherwise dispose of investments at a disadvantageous time as a result of any such dissolution.

Other Investment Companies Risk

Investments in other investment companies present certain special considerations and risks not present in making direct investments in securities in which the Fund may invest. Investments in other investment companies involve operating expenses and fees that are in addition to the expenses and fees borne by the Fund. Such expenses and fees attributable to the Fund’s investments in other investment companies are borne indirectly by Shareholders. Accordingly, investment in such entities involves expense and fee layering. Investments in other investment companies may expose the Fund to an additional layer of financial leverage. To the extent management fees of other investment companies are based on total gross assets, it may create an incentive for such entities’ managers to employ financial leverage, thereby adding additional expense and increasing volatility and risk. Investments in other investment companies also expose the Fund to additional management risk; the success of the Fund’s investments in other investment companies will depend in large part on the investment skills and implementation abilities of the advisers or managers of such entities. Decisions made by the advisers or managers of such entities may cause the Fund to incur losses or to miss profit opportunities. To the extent the Fund will invest in ETFs or other investment companies that seek to track a specified index, such investments will be subject to tracking error risk.

Exchange-Traded Fund Risk

For ETFs tracking an index of securities, the cumulative percentage increase or decrease in the NAV of the shares of an ETF may over time diverge significantly from the cumulative percentage increase or decrease in the relevant index due to the compounding effect experienced by an ETF which results from a number of factors, including, leverage (if applicable), daily rebalancing, fees, expenses and interest income, which in turn results in greater non-correlation between the return of an ETF and its corresponding index. Moreover, because an ETF’s portfolio turnover rate may be very high due to daily rebalancing, holding both long and short futures contracts, leverage (if applicable) and and/or market volatility, such ETF will incur additional brokerage costs, operating costs and may generate increased taxable capital gains, which, in turn, would adversely affect the value of the shares of such ETF. In addition, fixed-income ETFs that track an index often require some type of sampling or optimization because they are typically market benchmarks but not tradable portfolios. Such ETFs often include many more securities than equity ETFs, and the securities included are often less liquid, resulting in fewer opportunities and greater costs to replicate the relevant index. Many instruments in fixed-income indices are illiquid or hard to obtain, as many investors may buy them at issuance and hold them to maturity.

Short Sales Risk

Short sales involve selling securities of an issuer short in the expectation of covering the short sale with securities purchased in the open market at a price lower than that received in the short sale. If the price of the issuer’s securities declines, the Fund may then cover the short position with securities purchased in the market. The profit realized on a short sale will be the difference between the price received in the sale and the cost of the securities purchased to cover the sale. The possible losses from selling short a security differ from losses that could be incurred from a cash investment in the security; the former may be unlimited, whereas the latter can only equal the total amount of the cash investment. Short selling activities are also subject to restrictions imposed by the federal securities laws and the various national and regional securities exchanges, which restrictions could limit the Fund’s investment activities. There can be no assurance that securities necessary to cover a short position will be available for purchase.

Synthetically created short positions will involve both hedging situations, where the position is intended to wholly or partially offset risk associated with another position in a related security, and speculative situations, where the Sub-Adviser uses shorting techniques to take advantage of the decline in the price of particular assets. The Fund will generally realize a profit or a loss as a result of a synthetically created short position if the value of the underlying asset decreases or increases respectively during the relevant term of the short position. In addition, the Fund will be required to post collateral on such positions as required pursuant to the agreement with the relevant transaction counterparty. The use of short selling through credit default swaps and total return swaps will subject the Fund to counterparty credit risk in the event of a default by the counterparty which could result in the loss of collateral posted with such counterparty and gains to which the Fund would otherwise be entitled absent the default of the counterparty. In addition, depending on the nature of the synthetic instrument used by the Fund to create short exposure, the Fund could be subject to the risk of unlimited losses.

Interest Rate Risk

Interest rate risk is the risk that credit securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of fixed income credit securities generally will fall. These risks may be greater in the current market environment. Prevailing interest rates may be adversely impacted by market and economic factors. Markets are currently experiencing increased volatility due to the impact of inflation and changing interest rates, which may adversely affect the value and/or liquidity of certain of the Fund’s investments. The prices of longer-term securities fluctuate more than prices of shorter-term securities as interest rates change. The Fund’s use of leverage will tend to increase the interest rate risk to which its Shares are subject. The Fund will invest primarily in variable and floating rate credit instruments and other structured credit investments, which generally are less sensitive to interest rate changes than fixed rate instruments, but generally will not increase in value if interest rates decline. A rise in interest rates may negatively impact the Fund’s or its investments’ leverage expenses and future income, as the Fund or its investments will be required to earn more income investments to recoup any increased costs of leverage.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from investments will be worth less as inflation decreases the value of money. As inflation increases, the real value of Shares and distributions can decline. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the U.S. or global economy and changes in monetary or economic policies (or expectations that these policies may change), and the Fund’s investments may not keep pace with inflation, which would adversely affect the Fund. During any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Prepayment Risk

The frequency at which prepayments (including voluntary prepayments by the obligors and accelerations due to defaults) occur on bonds and loans will be affected by a variety of factors including the prevailing level of interest rates and spreads as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.

In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many fixed rate obligations will be discount securities when interest rates and/or spreads are high, and will be premium securities when interest rates and/or spreads are low, such securities and asset-backed securities may be adversely affected by changes in prepayments in any interest rate environment.

The adverse effects of prepayments may impact the Fund’s portfolio in several ways. During periods of declining interest rates, when the issuer of a security exercises its option to prepay principal earlier than scheduled, the Fund may be required to reinvest the proceeds of such prepayment in lower-yielding securities. Particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. In addition, particular investments may underperform relative to hedges that the Sub-Adviser may have constructed for these investments, resulting in a loss to the Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many securities to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

Repayment Risk

The prices of certain debt securities may drop because of the failure of borrowers to repay their loans, poor management, or the inability to obtain financing either on favorable terms or at all. If the assets underlying certain debt securities do not generate sufficient income to meet operating expenses, including, where applicable, debt service, lease payments, and other capital expenditures, the income and ability of the issuers of such securities to make payments of interest and principal on their loans will be adversely affected.

Duration and Maturity Risk

The Fund has no set policy regarding maturity or duration of credit instruments in which it may invest or of the Fund’s portfolio generally. The price of fixed rate securities with longer maturities or duration generally is more significantly impacted by changes in interest rates than those of fixed rate securities with shorter maturities or duration. Therefore, generally speaking, the longer the duration of the Fund’s portfolio, the more exposure the Fund will have to interest rate risk described above. The Sub-Adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and all factors that the Sub-Adviser deems relevant. Any decisions as to the targeted duration or maturity of any particular category of investments or of the Fund’s portfolio generally will be made based on all pertinent market factors at any given time. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. There can be no assurance that the Sub-Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust the portfolio’s duration or maturity will be successful at any given time.

Credit Risk

Credit risk is the risk that an issuer of securities in which the Fund invests or an asset underlying a CLO in which the Fund invests will be unable to pay principal and interest when due, or that the value of the security will suffer because investors believe the issuer is less able to pay. This is broadly gauged by the credit ratings of the securities in which the Fund invests. However, ratings are only the opinions of the agencies issuing them, may change less quickly than relevant circumstances and are not absolute guarantees of the quality of the securities. Furthermore, the Fund’s investments may not be rated by any rating agency or may be below investment grade. The Fund will be more dependent upon the judgment of the Sub-Adviser as to the credit quality of such unrated securities. A default, downgrade or credit impairment of any of its investments could result in a significant or even total loss of the investment.

Bankruptcy Cases Risk

Many of the events within a bankruptcy case are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a bankruptcy court would not approve actions that may be contrary to the interests of the partners. Furthermore, there are instances where creditors lose their ranking and priority as such if they are considered to have taken over management and functional operating control of a debtor. Generally, the duration of a bankruptcy case can only be roughly estimated. The reorganization of a Borrower usually involves the development and negotiation of a plan of reorganization, plan approval by creditors and confirmation by the bankruptcy court. This process can involve substantial legal, professional and administrative costs to the Borrower and the Fund; it is subject to unpredictable and lengthy delays; and during the process the Borrower’s competitive position may erode, key management may depart and the company may not be able to invest adequately.

U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for the purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of securities can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class.

In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high. The administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors (other than out of assets or proceeds thereof, which are subject to valid and enforceable liens and other security interests). In addition, certain claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high.

Creditor Committee Risk

The Sub-Adviser, on behalf of the Fund as a holder of distressed investments and other credit instruments, may participate on committees formed by creditors to negotiate with the management of financially troubled companies that may or may not be in bankruptcy or seek to negotiate directly with debtors with respect to restructuring issues. In situations where the Sub-Adviser chooses to join creditors’ committees, the Fund would likely be only one of many participants, each of whom would be interested in obtaining an outcome that is in its individual best interests. There can be no assurance that participation on a creditors’ committee will yield favorable results in such proceedings, and such participation may entail significant legal fees and other expenses. Participation on such committees may expose the Fund to liability to other creditors.

Participation in restructuring activities may provide the Sub-Adviser with material non-public information that may restrict the Fund’s ability to trade in the Borrower’s securities or other instruments. Determination of whether information is material and non-public and how long knowledge of such information restricts trading is a matter of considerable uncertainty and judgment. While the Sub-Adviser intends to comply with all applicable securities laws and to make judgments concerning restrictions on trading in good faith, there may be circumstances where the Fund may trade in a Borrower’s securities or instruments while engaged in restructuring activities relating to that Borrower. Such trading creates a risk of litigation and liability that may result in significant legal fees and potential losses.

Board Participation Risk

From time to time, an investment by the Fund may provide the Fund with the right to appoint or more members of the board of directors of a portfolio company or to appoint representatives to serve as observers to such boards of directors. Although such positions in certain circumstances enhance the ability to manage such investment, due to the duties imposed on the Fund’s representatives on boards of directors or receipt of material nonpublic information by such representatives, these positions may also have the effect of impairing the Fund’s ability to sell the related securities or instruments when, and upon the terms, it may otherwise desire. These restrictions may subject the Fund or its representatives to claims they would not otherwise be subject to as an investor, including claims of breach of duty of loyalty, securities claims and other director related claims.

Certain Other Creditor Risks

Debt securities are also subject to other creditor risks, including, without limitation, (a) the possible invalidation of an investment transaction as a “fraudulent conveyance” under relevant creditors’ rights laws, (b) so-called “lender liability” claims by the issuer of the obligations and (c) environmental liabilities that may arise with respect to collateral securing the obligations.

Under common law principles that, in some cases, form the basis for lender liability claims, certain actions by creditors may result in the subordination of the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, called equitable subordination. Because of the nature of certain distressed investments, a fund holding such investments could be subject to allegations of lender liability and/or subject to claims from creditors of an obligor that investments issued by such obligor should be equitably subordinated. A portion of the Fund’s investments may involve situations in which the Fund will not be the lead creditor. Accordingly, it is possible that lender liability or equitable subordination claims that affect the Fund’s investments could arise without the direct involvement of the Fund.

Equity Investments Risk

Incidental to the Fund’s investments in senior loans and debt securities, the Fund may acquire or hold equity securities, or warrants to purchase equity securities, of a Borrower or issuer. Common equity securities prices fluctuate for a number of reasons, including changes in investors’ perceptions of the financial condition of an issuer, the general condition of the relevant stock market and broader domestic and international political and economic events. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to general movements in the stock market, so a drop in the stock market may depress the prices of common stocks and other equity securities to which the Fund has exposure. Dividends on common equity securities are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common equity securities will declare dividends or that, if declared, they will remain at current levels or increase over time.

Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with debt securities. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of senior loans or corporate bonds and this may increase the volatility of the NAV of the Shares.

The Fund’s goal is ultimately to dispose of equity interests and realize gains upon its disposition of such interests. However, the equity interests the Fund receives may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that it does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences.

Small and Middle Market Companies Risk

The Fund may invest in securities of issuers of any market capitalization. Investments in securities of small and middle market companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and issuers are typically more subject to changes in earnings and future earnings prospects. Small and middle market companies often have narrower markets for their goods and/or services and more limited managerial and financial resources than larger, more established companies. Furthermore, these companies often have limited product lines, services, markets or financial resources, or are dependent on a small management group. Since these securities are not well-known to the investing public, do not have significant institutional ownership and are followed by relatively few security analysts, there will normally be less publicly available information concerning these securities compared to what is available for the securities of larger companies. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, can decrease the value and liquidity of securities held by the Fund. As a result, small and middle market companies’ performance can be more volatile and the companies face greater risk of business failure, which could increase the volatility of the Fund’s portfolio.

Non-U.S. Investments Risk

Issuers of foreign securities are not subject to United States reporting and accounting requirements. Foreign reporting requirements may result in less information being available or in a lack of uniformity in the manner in which information is presented. The risk of loss associated with investments in securities of foreign issuers, particularly in less developed markets, include currency exchange risks, expropriation, or limits on repatriating an investment, government intervention, confiscatory taxation, political, economic or social instability, illiquidity, less efficient markets, price volatility and market manipulation.

Some foreign securities may be subject to brokerage or stock transfer taxes levied by foreign governments, which would have the effect of increasing the cost of investment and which may reduce the realized gain or increase the loss on such securities at the time of sale. The issuers of some of these securities, such as banks and other financial institutions, may be subject to less stringent or different regulations than would be the case for U.S. issuers and therefore potentially carry greater risk. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities. In addition, dividend and interest payments from, and capital gains in respect of, certain foreign securities may be subject to foreign taxes that may or may not be reclaimable.

In addition, costs associated with transactions in non-U.S. markets (including brokerage, execution, clearing and custodial costs) may be substantially higher than costs associated with transactions in U.S. markets. Such non-U.S. transactions may also involve additional costs for the purchase or sale of currencies in which the Fund’s assets are denominated in order to settle such transactions. Furthermore, clearing and registration procedures may be under-developed enhancing the risks of error, fraud, or default.

Many of the laws that govern foreign investment, securities transactions and other contractual relationships in non-U.S. securities markets are different than or not as fully developed as those in the United States. As a result, the Fund may be subject to a number of risks, including inadequate investor protection, contradictory legislation, incomplete, unclear and changing laws, ignorance or breaches of regulations on the part of other market participants, lack of established or effective avenues for legal redress, lack of standard practices and confidentiality customs characteristic of U.S. markets, and lack of enforcement of existing regulations. There can be no assurance that this difficulty in protecting and enforcing rights will not have a material adverse effect on the Fund and its operations. In addition, the income and gains of the Fund may be subject to withholding taxes imposed by foreign governments for which investors may not receive a full foreign tax credit. Furthermore, it may be more difficult to obtain and enforce a judgment in a court outside of the United States than to enforce one in the United States.

Valuation Risk

Because the secondary markets for certain investments may be limited, they may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund will value such securities at its valuation designee’s direction and in accordance with fair value procedures adopted by the Fund and the Adviser as valuation designee. The Fund generally uses non-binding indicative bid prices provided by an independent pricing service or broker as the primary basis for determining the value of CLO Debt and CLO Equity, which may be adjusted for pending distributions, as applicable, as of the applicable valuation date. These bid prices are non-binding, and may not be determinative of fair value. Valuations of some or all of the Fund’s investments may include input from the Sub-Adviser and third parties, which may be based on subjective inputs of the Sub-Adviser or such third parties. Valuation of such securities may require more research than for more liquid investments. In valuing the Fund’s investments in CLO Debt and CLO Equity, in addition to non-binding indicative bid prices provided by an independent pricing service or broker, the valuation designee also may consider a variety of relevant factors, including recent trading prices for specific investments, recent purchases and sales known to the Fund in similar securities, other information known to the Fund relating to the securities, and discounted cash flows based on output from a third-party financial model, using projected future cash flows. Elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. In some cases, valuation of certain investments may be based upon models, indicative quotes or estimates of value and not actual executed historical trades. Reasonable efforts will be made to base such inputs on observable market prices and inputs but there can be no assurances that such information will be readily available. Generally, there is not a public market for the CLO securities in which the Fund will invest. A security that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such securities may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund. The Fund may incur costs in connection with valuing its investments, including costs associated with the retention of valuation firms to value certain of the Fund’s investments.

Large Shareholder Transaction Risk

To the extent a large proportion of Shares are held by a small number of Shareholders (or a single Shareholder), the Fund is subject to the risk that these Shareholders will seek to sell Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Shares tendered by a small number of Shareholders (or a single Shareholder) may exceed the number of Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of Shares tendered by each Shareholder.

Management Risk

The Fund is subject to management risk because the Fund will have an actively managed portfolio. The Adviser and Sub-Adviser will apply investment techniques and risk analysis in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Dependence on Sub-Adviser

The Sub-Adviser is responsible for the day to day management of the Fund’s portfolio. The Fund has no employees, and the success of the Fund is highly dependent on the financial and managerial expertise of the Sub-Adviser. The Fund will be more reliant upon the ability of the Sub-Adviser to identify, research, analyze and monitor its investments than is the case with investments in publicly traded securities. The loss of one or more of the members of the Investment Committee of the Sub-Adviser could have a material adverse effect on the performance of the Fund. Although the Sub-Adviser and the members of the Investment Committee of the Sub-Adviser will devote a significant amount of their respective efforts to the Fund, they actively manage investments for other clients and are not required to (and will not) devote all of their time to the Fund’s affairs.

In addition, the Sub-Adviser provides to the Adviser certain non-advisory consulting services, including certain services related to the Fund such as assistance with design and structuring of the Fund, its share classes and shareholder service features, assistance with shareholder and intermediary communications, and is compensated by the Adviser for such services.

Competition Risk

The Fund will compete for investments with other investment companies and investment funds (including private equity funds, mezzanine funds and CLOs), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, invest in the junior debt tranches of CLOs. As a result of these new entrants, competition for investment opportunities in the junior debt tranches of CLOs may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our expected competitive advantage stems from the fact that the market for the junior debt tranches of CLOs is underserved by financing sources generally. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a registered closed-end management investment company.

Conflicts of Interest Risk

Various potential and actual conflicts of interest may arise from the overall investment activity of the Fund, the Sub-Adviser and its affiliates. Certain inherent conflicts of interest may arise from the fact that the Sub-Adviser and its affiliates may carry on substantial investment activities for other client accounts, including discretionary accounts and other investment vehicles (collectively, the “Other Accounts”).

Some of the Other Accounts may invest in the same or different securities as the Fund, compete with the Fund for the same investment opportunities (which may be limited) and/or engage in transactions or other activities or pursue investment strategies which are inconsistent with those effected for the Fund or which are contrary to or conflict with the interests of the Fund.

The Sub-Adviser and its affiliates may give advice to or effect transactions on behalf of Other Accounts that are inconsistent with or contrary to advice given or transactions effected on behalf of the Fund.

The Sub-Adviser or its affiliates could manage one or more Other Accounts that may invest in different levels of the capital structure of a portfolio company, the debt or equity of which is held by the Fund. If a common portfolio company were to experience financial difficulty, the interests of the Fund could be different from the interest in such portfolio company held by one or more Other Accounts. To the extent that such a conflict arises, the Sub-Adviser and its affiliates will seek to resolve such conflicts on a case-by-case basis in the best interest of Fund and such Other Accounts, and in accordance with the restrictions of the 1940 Act.

Allocation of Investment Opportunities.    The Sub-Adviser and its affiliates are not obligated to allocate all investment opportunities that may be appropriate for the Fund to the Fund. Allocation of investment opportunities among the Fund and the Other Accounts will be subject to the Sub-Adviser’s allocation procedures which generally provide that investments will be allocated on a fair and equitable basis over time (but not necessarily on a pro rata basis), having regard to such matters as available capital, relative exposure to market trends, risk tolerance, expected duration of the Fund or the investments, the investment programs and portfolio positions of the Fund and the affiliated entities for which participation is appropriate, guidelines, concentration limits and other limitations established by the respective entities, and applicable tax and regulatory considerations.

Allocation of Personnel.    Such Other Accounts may be managed by current employees of the Sub-Adviser or by new portfolio managers hired by the Sub-Adviser and may follow a similar investment strategy as that employed by the Fund. The Sub-Adviser may have an incentive to retain such portfolio managers to manage the assets of such Other Accounts rather than or in addition to managing the assets of the Fund. Although the officers and employees of the Sub-Adviser will devote as much time to the Fund as the Sub-Adviser deems appropriate, the officers and employees, if any, may have conflicts in allocating their time and services among the Fund and other accounts now or hereafter advised by the Sub-Adviser and/or its affiliates.

Lack of Information Barriers.    Situations may occur where the Fund may be deemed to have possession of material non-public information, including material non-public information concerning specific companies, as a result of other activities by the Sub-Adviser, including on behalf of other clients. Under applicable securities laws, this may limit the Sub-Adviser’s ability to buy or sell securities issued by such companies and the Fund may be unable to engage in certain transactions they would otherwise find attractive, or may be able to engage in such transactions only during limited periods of time. Due to these restrictions, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold. Similarly, the Sub-Adviser may decline to receive material nonpublic information in order to avoid trading restrictions with regard to any Other Account, even though access to such information may have been advantageous to the Fund. Clients and investors may be adversely affected by such restrictions.

While the Sub-Adviser has procedures in place to manage the risk associated with insider trading, the management of material non-public information could fail and result in the Sub-Adviser or one of its investment professionals buying and selling a security while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could have adverse effects on the Sub-Adviser’s reputation, or result in the imposition of regulatory or financial sanctions, and as a consequence, negatively impact the Sub-Adviser’s ability to perform its investment management services on behalf of regulations, or decide that it is advisable to establish information barriers, which may affect how they provides advice.

Restrictions on Transactions with Affiliates.    The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of a registered investment company or other pooled investment vehicle managed by the Sub-Adviser or any of its affiliates. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. For example, these limitations may limit the extent to which the Fund may invest in CLOs for which the Sub-Adviser or its affiliates act as CLO manager, even if such CLOs were otherwise attractive investments for the Fund.

Use of Leverage.    During the time in which the Fund is utilizing leverage, the amount of the fees paid to the Adviser, and thereby to the Sub-Adviser, for investment advisory services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund’s Managed Assets, including proceeds of leverage. This may create a conflict of interest between the Adviser and the Sub-Adviser on the one hand and the Shareholders, as holders of indebtedness, preferred shares or other forms of leverage do not bear the management fee. Rather, Shareholders bear the portion of the management fee attributable to assets purchased with the proceeds of leverage, which means that Shareholders effectively bear the entire management fee. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.

Confidential Information Risk

The Fund frequently may possess material non-public information about an issuer as a result of its ownership of a credit instrument of an issuer. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the issuer when it would otherwise be advantageous to do so.

Tax Risk

The Fund has elected to be treated and intends to continue to qualify each year as a RIC under the Code. As a RIC, the Fund generally would not be subject to U.S. federal income tax to the extent that it distributes its investment company taxable income and net capital gains. To qualify for the special tax treatment available to RICs, the Fund must comply with certain income, distribution, and asset diversification requirements. If the Fund failed to meet any of these requirements, subject to the opportunity to cure such failures under applicable provisions of the Code, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to Shareholders. All distributions by the Fund from earnings and profits, including distributions of net capital gain (if any), would generally be taxable to Shareholders.

Certain of the Fund’s investments will cause the Fund to take into account taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be allocated taxable income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations. In the event the Fund realizes net capital gains from such liquidation transactions, the Fund and, ultimately, its Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in order to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

Payment-In-Kind Investment Risk

The Fund’s investments may contain a payment-in-kind (or PIK) interest provision, including CLO Debt with PIK provisions. PIK investments carry additional risk as holders of these types of securities receive no cash until the cash payment date unless a portion of such securities is sold. If the issuer defaults the Fund may obtain no return on its investment. The PIK interest, computed at the contractual rate specified in the terms of such securities, is added to the principal balance of the security and recorded as interest income. Investments in payment-in-kind instruments may represent a higher credit risk than investments for which interest must be paid in full in cash on a regular basis. To avoid the imposition of corporate-level tax on the Fund, this non-cash source of income needs to be paid out to Shareholders in cash distributions even though the Fund has not yet collected and may never collect the cash relating to the PIK interest.

Portfolio Turnover Risk

The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on reinvestment in other securities. The sale of portfolio securities may result in the realization and/or distribution to Shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of higher than normal portfolio turnover may adversely affect Fund performance.

Reliance on Service Providers

The Fund must rely upon the performance of service providers to perform certain functions, which may include functions that are integral to the operations and financial performance of the Fund. Fees and expenses of these service providers are borne by the Fund, and therefore indirectly by Shareholders. Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill, or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund’s performance and ability to achieve its investment objective. The termination of the Fund’s relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund’s performance and ability to achieve its investment objective.

Recent Market, Economic and Social Developments Risk

Periods of market volatility remain, and may continue to occur, in response to various political, social and economic events both within and outside the United States. These conditions have resulted in, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many securities remaining illiquid and of uncertain value. Such market conditions may adversely affect the Fund, including by making valuation of some of the Fund’s securities uncertain and/or result in sudden and significant valuation increases or declines in the Fund’s holdings. If there is a significant decline in the value of the Fund’s portfolio, this may impact the asset coverage levels for the Fund’s outstanding leverage.

Risks resulting from any future debt or other economic crisis could also have a detrimental impact on the global economic recovery, the financial condition of financial institutions and the Fund’s business, financial condition and results of operation. Market and economic disruptions have affected, and may affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, the Fund’s business, financial condition and results of operations could be significantly and adversely affected. Downgrades to the credit ratings of major banks could result in increased borrowing costs for such banks and negatively affect the broader economy. Moreover, Federal Reserve policy, including with respect to certain interest rates, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or unfavorable economic conditions could impair the Fund’s ability to achieve its investment objective.

The world has been susceptible to epidemics/pandemics. Any outbreak of existing or new epidemics/pandemics, or the threat thereof, together with any resulting restrictions on travel or quarantines imposed may have an adverse impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments and the Fund’s ability to fulfill its investment objective. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.

Market Disruption and Geopolitical Risk

General economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, supply chain disruptions, labor shortages, energy and other resource shortages, changes in laws, trade barriers, currency exchange controls and national and international political circumstances (including governmental responses to public health crises or the spread of infectious diseases), may have long-term negative effects on the U.S. and worldwide financial markets and economy. These conditions have resulted in, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many securities remaining illiquid and of uncertain value. Such market conditions may adversely affect the Fund, including by making valuation of some of the Fund’s securities uncertain and/or result in sudden and significant valuation increases or declines in the Fund’s holdings.

Risks resulting from any future debt or other economic crisis could also have a detrimental impact on the global economy, the financial condition of financial institutions and the Fund’s business, financial condition and results of operation. Market and economic disruptions have affected, and may affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, the Fund could be significantly and adversely affected. Downgrades to the credit ratings of major banks could result in increased borrowing costs for such banks and negatively affect the broader economy. Moreover, Federal Reserve policy, including with respect to certain interest rates, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could impair the Fund’s ability to achieve its investment objective.

The occurrence of events similar to those in recent years, such as localized wars, instability, new and ongoing pandemics, epidemics or outbreaks of infectious diseases in certain parts of the world, and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics, terrorist attacks in the U.S. and around the world, social and political discord, debt crises sovereign debt downgrades, increasingly strained relations between the U.S. and a number of foreign countries, new and continued political unrest in various countries, the exit or potential exit of one or more countries from the EU or the EMU, continued changes in the balance of political power among and within the branches of the U.S. government, government shutdowns, among others, may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide.

In particular, the consequences of the Russian military invasion of Ukraine, the impact on inflation and increased disruption to supply chains and energy resources may impact the Fund’s portfolio companies, result in an economic downturn or recession either globally or locally in the U.S. or other economies, reduce business activity, spawn additional conflicts (whether in the form of traditional military action, reignited “cold” wars or in the form of virtual warfare such as cyberattacks) with similar and perhaps wider ranging impacts and consequences and have an adverse impact on the Fund’s returns and net asset values. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia, Russian-backed separatist regions in Ukraine, and certain banks, companies, government officials and other individuals in Russia and Belarus. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Fund. The Fund has no way to predict the duration or outcome of the situation, as the conflict and government reactions are rapidly developing and beyond the Fund’s control. Prolonged unrest, military activities, or broad-based sanctions could have a material adverse effect on companies in which the Fund invests. Such consequences also may increase such companies’ funding costs or limit their access to the capital markets.

In addition, the intensity and duration of the conflict in the Middle East and the potential expansion of hostilities in the region are difficult to predict, could cause the further disruption of supply chains and could have a material adverse effect on the Fund and companies in which the Fund invests.

The current political climate has intensified concerns about a potential trade war between China and the U.S., as each country has imposed tariffs on the other country’s products. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken. Any of these effects could have a material adverse effect on the Fund.

Legislation and Regulation Risk

At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the companies in which the Fund will invest. Changing approaches to regulation may also have a negative impact on companies in which the Fund invests. In addition, legislation or regulation may change the way in which the Fund is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has resulted in significant revisions to the U.S. financial regulatory framework. The Dodd-Frank Act covers a broad range of topics, including, among many others: a reorganization of federal financial regulators; the creation of a process designed to ensure financial system stability and the resolution of potentially insolvent financial firms; the enactment of new rules for derivatives trading; the creation of a consumer financial protection watchdog; the registration and regulation of managers of private funds; the regulation of rating agencies; and the enactment of new federal requirements for residential mortgage loans. The regulation of various types of derivative instruments pursuant to the Dodd-Frank Act may adversely affect the Fund or its counterparties.

Section 619 of the Dodd-Frank Act, commonly referred to as the “Volcker Rule,” generally prohibits, subject to certain exemptions, covered banking entities from engaging in proprietary trading or sponsoring, or acquiring or retaining an ownership interest in covered funds (which has been broadly defined in a way which could include many CLOs). On June 25, 2020, the Federal Reserve Board issued a final rule to simplify and tailor compliance requirements relating to the Volcker Rule.

Given the limitations on banking entities investing in CLOs that are covered funds, the Volcker Rule may adversely affect the market value or liquidity of CLOs. Although the Volcker Rule and the implementing rules exempt “loan securitizations” from the definition of covered fund, not all CLOs may qualify for this exemption. Accordingly, in an effort to qualify for the “loan securitization” exemption, many current CLOs have amended their transaction documents to restrict the ability of the issuer to acquire bonds and certain other securities and future CLOs may contain similar restrictions.

The staff of the SEC has, in correspondence with registered management investment companies, raised questions about the level of, and special risks associated with, investments in CLO securities. While it is not possible to predict what conclusions, if any, the staff may reach in these areas, or what recommendations, if any, the staff might make to the SEC, the imposition of limitations on investments by registered management investment companies in CLO securities could adversely impact the Fund’s ability to implement its investment strategy and/or the Fund’s ability to raise capital through public offerings, or could cause the Fund to take certain actions that may result in an adverse impact on the Fund’s financial condition and results of operations.

In October 2014, six federal agencies adopted joint final rules implementing certain credit risk retention requirements contemplated in Section 941 of the Dodd-Frank Act (the “Risk Retention Rules”). A 2018 court ruling vacated the application of Risk Retention Rules to collateral managers of certain CLOs. As a result, it is possible that some collateral managers of such CLOs will decide to dispose of the interests they had retained in accordance with the Risk Retention Rules, or decide to take other action with respect to such interests that was not otherwise permitted by the Risk Retention Rules. In light of the outcome of the litigation described above, proposed legislation designed to modify the Risk Retention Rules, reports from the Department of the Treasury recommending potential modifications to the Risk Retention Rules and possible future interpretations by governmental authorities with respect to the Risk Retention Rules, the ultimate impact of the Risk Retention Rules on market generally remains uncertain.

In the EU, there has also been an increase in political and regulatory scrutiny of the securitization industry. This has resulted in a number of measures for increased regulation which are currently at various stages of implementation. CLOs issued in Europe are generally structured in compliance with the applicable EU securitization retention requirements. Such requirements may reduce the issuance of new CLOs and reduce the liquidity provided by CLOs to the leveraged loan market generally. Reduced liquidity in the loan market could reduce investment opportunities for collateral managers, which could negatively affect the return of the Fund’s investments. Any reduction in the volume and liquidity provided by CLOs to the leveraged loan market could also reduce opportunities to redeem or refinance the securities comprising a CLO in an optional redemption or refinancing and could negatively affect the ability of obligors to refinance of their collateral obligations.

Moreover, the SEC and its staff are also reportedly engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts appear to be focused on risk identification and controls in various areas, including embedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. Any new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to Shareholders or, in the extreme case, impact or limit the Fund’s use of various portfolio management strategies or techniques and adversely impact the Fund.

Changes enacted by the current or a future presidential administration could significantly impact the regulation of financial markets in the U.S. Areas subject to potential change, amendment or repeal include trade and foreign policy, corporate tax rates, energy and infrastructure policies, the environment and sustainability, criminal and social justice initiatives, immigration, healthcare and the oversight of certain federal financial regulatory agencies and the Federal Reserve. Certain changes can, and have, been effectuated through executive order. It is not possible to predict which, if any, actions will be taken or, if taken, their effect on the economy, securities markets or the financial stability of the U.S. The Fund may be affected by governmental action in ways that are not foreseeable, and there is a possibility that such actions could have a significant adverse effect on the Fund and its ability to achieve its investment objective.

Although the Fund cannot predict the impact, if any, of these changes to the Fund’s business, they could adversely affect the Fund’s business, financial condition, operating results and cash flows. Until the Fund knows what policy changes are made and how those changes impact the Fund’s business and the business of the

Fund’s competitors over the long term, the Fund will not know if, overall, the Fund will benefit from them or be negatively affected by them. The Adviser and the Sub-Adviser intend to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

SOFR Risk

SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from the London Interbank Offered Rate (“LIBOR”). LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Cyber-Security Risk and Identity Theft Risks

The Fund’s operations will be highly dependent on its service providers’ information systems and technology and the Fund will rely heavily on its service providers’ financial, accounting, communications and other data processing systems. The service providers’ systems may fail to operate properly or become disabled as a result of tampering or a breach of its network security systems or otherwise. In addition, the service providers’ systems face ongoing cybersecurity threats and attacks. Attacks on the service providers’ systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to its proprietary information, destroy data or disable, degrade or sabotage its systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees of a service provider

There has been an increase in the frequency and sophistication of the cyber and security threats faced by the Fund’s service providers, with attacks ranging from those common to businesses to those that are more advanced and persistent, which may target the Fund’s service providers because they hold a significant amount of confidential and sensitive information about investors, portfolio holdings and potential investments. As a result, service providers may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures a service provider takes to ensure the integrity of its systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. If a service provider’s systems are compromised, do not operate properly or are disabled, or it fails to provide the appropriate regulatory or other notifications in a timely manner, a service provider could suffer financial loss, a disruption of its businesses, liability to its investment funds and fund investors, including the Fund and Shareholders, regulatory intervention or reputational damage. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

In addition, the Fund could also suffer losses in connection with updates to, or the failure to timely update, a service provider’s information systems and technology. In addition, the Fund’s service providers may be reliant on third party providers for certain aspects of its business, including certain information systems and technology, including cloud-based services. These third party providers could also face ongoing cyber security threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.

Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which the Fund’s service providers operates have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples, the General Data Protection Regulation in the EU and that went into effect in May 2018 and the California Consumer Privacy Act that went into effect in January 2020. Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.

There can be no guarantee that any risk management systems established by the Fund, its service providers or issuers of the securities in which the Fund invests that are intended to reduce cyber security risks will succeed. The Fund cannot control such systems put in place by service providers or other third parties whose operations may affect the Fund and Shareholders. Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize the Fund’s investors’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through, the Fund’s service providers computer systems and networks, or otherwise cause interruptions or malfunctions in business and operations, which could result in significant financial losses, increased costs, liability to the Fund’s investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if a Fund service provider fails to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm, and may cause the Fund’s investors and clients to lose confidence in the effectiveness of the service provider’s security measures.

Operational Risk

The Fund may be exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties, or other third parties, failed or inadequate processes and technology or system failures. In addition, other disruptive events, including, but not limited to, natural disasters and public health crises, can adversely affect the Fund’s ability to conduct business, in particular if the Fund’s personnel or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the Fund’s personnel and the employees of its service providers are able to work remotely, those remote work arrangements could result in the Fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

Climate Change Risk

Climate change creates physical and financial risk and some of the issuers in which the Fund invests may be adversely affected by climate change. The Fund may invest in companies that have exposure to potential physical risks resulting from climate change, such as extreme weather. For example, the risks of significant damage due to increasing erratic and potentially catastrophic weather events such as droughts, wildfires, flooding and heavy precipitations, heat/coldwaves, landslides or storms. As the frequency of extreme weather events increases, the Fund’s assets exposure to these events increases too. Alongside these acute physical risks, the companies in which the Fund invests may be exposed to the chronic physical risks stemming from climate change, including amongst others, coastal flooding, coastal erosion, soil degradation and erosion, water stress, changing temperatures or changing wind or precipitation patterns. Such risks may arise in respect of a company itself, its affiliates or in its supply chain and/or apply to a particular economic sector, geographical or political region.

Anti-Takeover Provisions

The Fund’s Amended and Restated Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Certain Provisions in the Agreement and Declaration of Trust.”

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is broadly responsible for the management of the Fund, including general supervision of the duties performed by the Adviser and Sub-Adviser. The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Adviser

XAI acts as investment adviser to the Fund and is responsible for overseeing the Fund’s overall investment strategy and its implementation, including the use of leverage by the Fund. XAI is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). XAI is a Delaware limited liability company, with its principal offices located at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654. As of December 31, 2024, the Adviser managed approximately $960 million in assets under management.

XAI is controlled by Theodore J. Brombach, Co-Chief Executive Officer of the Adviser and a founding partner of XMS Capital Partners, LLC, and John “Yogi” Spence, Co-Chief Executive Officer of XAI and a founding partner of XMS Capital Partners, LLC. XAI was founded by the principals of XMS Capital Partners, LLC in April 2016. The XAI leadership team believes that the investing public needs better access to a broader range of alternative investment strategies and managers. XAI sponsors registered investment companies designed to provide investors with access to institutional caliber alternative investments, by partnering with established alternative asset managers selected from among numerous alternative credit managers, hedge fund managers and private debt and equity firms to sub-advise XAI funds.

XAI is responsible for the management of the Fund, furnishes offices, necessary facilities and equipment on behalf of the Fund, oversees the activities of the Sub-Adviser, provides personnel, including certain officers required for the Fund’s administrative management, and pays the compensation of all officers and Trustees of the Fund who are its affiliates.

Sub-Adviser

Octagon acts as investment sub-adviser to the Fund and is responsible for investing the Fund’s assets. The Sub-Adviser is an investment adviser registered under the Advisers Act. The Sub-Adviser is a Delaware limited liability company, with its principal offices located at 250 Park Avenue, 15th Floor, New York, NY 10177. The Sub-Adviser is majority-owned by Conning & Company, which is an indirect subsidiary of Generali Investments Holding, the asset management business of Generali Group, an Italy-based insurance and financial management firm.

The Sub-Adviser’s experienced team of investment professionals has worked together for many years and managed funds through multiple credit cycles over Octagon’s 30-plus year history. The Sub-Adviser, as of September 30, 2024, manages $33.4 billion in assets under management across 54 CLOs, 15 commingled funds, 18 separately managed accounts and one other registered investment company. The Sub-Adviser provides non-discretionary investment management services for one sub-advised fund.

The Sub-Adviser has experience in assessing U.S. and non-U.S. investments, including extensive experience investing in CLOs and other structured credit instruments, which are commonly issued by special purpose vehicles formed in jurisdictions outside of the United States. The other registered investment company sub-advised by the Sub-Adviser may invest up to 20% of its assets in securities issued by non-U.S. issuers and in markets outside the United States and may invest without limitation in structured credit instruments issued by special purpose vehicles formed in jurisdictions outside of the United States.

The Sub-Adviser, under the direction and supervision of the Board of Trustees and the Adviser, is responsible for the management of the Fund’s investment portfolio and provides certain facilities and personnel related to such management.

Investment Advisory Agreement and Sub-Advisory Agreement

Investment Advisory Agreement.    Pursuant to an investment advisory agreement between the Fund and the Adviser, the Fund will pay the Adviser a fee, payable monthly in arrears, in an annual amount equal to 1.50% of the Fund’s average daily Managed Assets (from which the Adviser will pay the Sub-Adviser’s fees).

Sub-Advisory Agreement.    Pursuant to an amended and restated investment sub-advisory agreement among the Fund, the Adviser and the Sub-Adviser, the Adviser will pay to the Sub-Adviser a sub-advisory fee, payable monthly in arrears, out of the management fee received by the Adviser in an amount equal to 70% of the management fee payable with respect to the Fund’s average daily Managed Assets up to $200 million, 60% of the management fee payable with respect to the Fund’s average daily Managed Assets in excess of $200 million but less than $500 million, and 50% of the management fee payable with respect to the Fund’s average daily Managed Assets in excess of $500 million.

No Performance or Incentive Fees.    The Fund does not pay a performance or incentive fee to the Adviser or the Sub-Adviser.

Reimbursement of Expenses.    Pursuant to the investment advisory agreement and investment sub-advisory agreement, from time to time the Adviser and/or the Sub-Adviser may seek reimbursement from the Fund for certain costs and expenses incurred by the Adviser and/or the Sub-Adviser in connection with the management of the Fund’s assets, which may include the Fund’s allocable share of portfolio management and trading software costs, research expenses (including modeling and analytic software costs), diligence expenses and out-of-pocket travel costs incurred in connection with the management of the Fund’s assets. The Fund will reimburse such expenses if and to the extent approved by the Board of Trustees, including a majority of the Independent Trustees. The Adviser and the Sub-Adviser have agreed to defer seeking reimbursement for any expenses incurred during the Waiver Period.

Board Considerations.    The investment advisory agreement and the investment sub-advisory agreement of the Fund were approved by the Board of Trustees on May 7, 2024. A discussion regarding the basis for such approval by the Board of Trustees is available in the Fund’s initial report to Shareholders, for the period ending September 30, 2024.

Expenses

The Fund pays all costs and expenses of its operations (in addition to the Adviser’s management fee and the distribution and/or servicing fee), including compensation of its Trustees (other than those affiliated with the Adviser), custodian fees, transfer agency and dividend disbursing agent fees, administration fees, fees payable to PINE, legal fees, expenses of its independent registered public accounting firm, expenses of pricing services or valuation agents, expenses of repurchasing Shares, expenses of preparing, printing and distributing Shareholder reports, notices, proxy statements and reports to governmental agencies, listing fees and taxes, if any. All fees and expenses are accrued daily and deducted before paying distributions to Shareholders.

Operating Expense Limitation.    The Fund, the Adviser and the Sub-Advisor have entered into a letter agreement, which is effective as of November 4, 2024 (the “Operating Expense Limitation Agreement”), pursuant to which the Adviser and the Sub-Adviser have agreed to waive a portion of their advisory or sub-advisory fees, as applicable, or reimburse the Fund for certain operating expenses so that the annual operating expenses of the Fund (exclusive of any Excluded Expenses (as defined below) do not exceed 0.68% of the Fund’s Managed Assets (the “Operating Expense Limitation”). For purposes of the Operating Expense Limitation Agreement, “Excluded Expenses” are (i) investment advisory fees, (ii) investor support and secondary market services fees,

(iii) taxes, (iv) expenses incurred directly or indirectly by the Fund as a result of an investment in a permitted investment (including, without limitation, acquired fund fees and expenses), (v) expenses associated with the acquisition or disposition of portfolio investments (including, without limitation, brokerage commissions and other trading or transaction expenses), (vi) leverage expenses (including, without limitation, costs associated with the issuance or incurrence of leverage, commitment fees, interest expense or dividends on preferred shares), (vii) distribution and/or shareholder servicing (12b-1) fees, (viii) dividends on short sales, if any, (ix) securities lending costs, if any, (x) expenses of holding, and soliciting proxies for, meetings of shareholders of the Fund (except to the extent relating to routine items such as the election of trustees), (xi) expenses of a reorganization, restructuring, redomiciling or merger of the Fund or the acquisition of all or substantially all of the assets of another fund, or (xii) any extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, expenses related to litigation, derivative actions, demands related to litigation, regulatory or other government investigations and proceeding).

The Operating Expense Limitation Agreement provides that the Adviser and the Sub-Adviser may recoup amounts reimbursed pursuant to the Agreement for a period not to exceed three years following the date of such waiver or reimbursement, to the extent such recoupment does not cause the Fund’s operating expenses to exceed (a) the Operating Expense Limitation in effect at the time the expense was paid or absorbed, and (b) the Operating Expense Limitation in effect at the time of such recoupment. Any recoupment shall be allocated between the Adviser and the Sub-Adviser in the same proportion as the allocation of waived fees and/or reimbursed expenses being recouped. The Operating Expense Limitation Agreement shall remain in effect according to its terms until March 31, 2026, unless sooner terminated with the written consent of the Board of Trustees of the Fund. The agreement will terminate automatically upon the termination of the Advisory Agreement or the Sub-Advisory Agreement unless a new Advisory Agreement with the Adviser (or an affiliate of the Adviser) or a new Sub-Advisory Agreement with the Sub-Adviser (or an affiliate of the Sub-Adviser), as applicable, to replace the terminated agreement becomes effective upon such termination.

Expense Limitation and Reimbursement Agreement.    The Adviser and the Sub-Adviser have entered into the Expense Limitation and Reimbursement Agreement with the Fund through the eighteen month anniversary of the later of the date of effectiveness of the Fund’s initial registration statement on Form N-2 or the Fund’s commencement of operations. Under the Expense Limitation and Reimbursement Agreement, the Adviser and the Sub-Adviser have agreed to reimburse the Fund for a portion of distribution and/or shareholder servicing fees paid and/or accrued during the Limitation Period in an amount equal to 0.50% of the Fund’s average daily net assets. During the Reimbursement Period, the Expense Limitation and Reimbursement Agreement may be terminated or modified only with the written consent of the Board of Trustees. The Adviser and the Sub-Adviser may, at their discretion, agree to extend the Limitation Period for additional period(s) of one year on an annual basis. For a period not to exceed three years from the date on which fees are waived, the Adviser and the Sub-Adviser may recoup amounts reimbursed, provided that, after giving effect to such recoupment, the Fund’s expense ratio (excluding Excluded Expenses, as defined below) is not greater than (i) the Fund’s expense ratio (excluding Excluded Expenses) at the time the fees were waived or (ii) any expense limitation in effect at the time of such recoupment. “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses.

Portfolio Management

The Sub-Adviser’s investment process is led by an experienced Investment Committee made up of the following investment professionals, who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Lauren K. Law, CFA, Senior Portfolio Manager. Ms. Law serves as lead portfolio manager for the Fund. Ms. Law is a member of Octagon’s Investment Committee and serves as a Senior Portfolio Manager across CLOs, Separately Managed Accounts and Commingled Funds. Ms. Law joined Octagon in 2004. In addition, she helps oversee the firm’s Structured Credit (CLO debt and equity) investment strategies. Prior to becoming a Portfolio Manager, Ms. Law was an Investment Team Principal whose coverage areas included healthcare, industrials, financials, business services, and the firm’s CLO debt and equity investments. She holds a Bachelor of Science from Babson College, where she graduated Magna Cum Laude. She received her CFA Charter in 2009.

Gretchen M. Lam, CFA, Chief Executive Officer. Ms. Lam is Octagon’s Chief Executive Officer, a member of Octagon’s Investment Committee, and a member of the Firm’s Board of Managers. Ms. Lam also serves on the Firm’s Executive Committee and is a member of the Firm’s ESG Committee. Prior to assuming the Chief Executive Officer position in 2024, Ms. Lam served as a Senior Portfolio Manager across various CLOs, separately managed accounts, and commingled funds. She also oversaw the Firm’s Structured Credit (CLO debt and equity) investment strategies.

Ms. Lam joined Octagon in 1999; prior to becoming a Portfolio Manager in 2013, she oversaw Octagon’s investments in the software, business services, finance & insurance, paper & packaging, gaming & lodging, homebuilding, and real estate industries. She was also responsible for the Structured Credit exposure held in Octagon’s CLO vehicles.

She earned a B.S. in Investments from Babson College, where she graduated Summa Cum Laude. Ms. Lam received her CFA Charter in 2006.

Michael B. Nechamkin, Senior Portfolio Manager & Chief Investment Officer. Mr. Nechamkin is Octagon’s Chief Investment Officer, chairs Octagon’s Investment Committee and is a Member of the Board of Managers. He serves as Senior Portfolio Manager across CLOs, Separately Managed Accounts and Commingled Funds. Prior to joining Octagon as Portfolio Manager in 1999, Mr. Nechamkin was a Vice President in the High Yield Research Group at Bankers Trust. Prior to that, he served as a Convertible Securities Analyst at Mabon Securities and a Financial Consultant at Merrill Lynch. He earned a Bachelor and a Master of Talmudic Law, and holds an M.B.A. from the University of Baltimore.

Sean Gleason, Portfolio Manager. Mr. Gleason is a Portfolio Manager for CLOs and separately managed accounts at Octagon. Mr. Gleason is a member of Octagon’s Investment Committee, a member of the Firm’s Executive Committee, and Co-Chair of the Firm’s ESG Committee. Mr. Gleason joined Octagon in 2010. Prior to becoming a Portfolio Manager in 2021, Mr. Gleason was an Investment Team Principal whose coverage areas included the healthcare, retail, gaming, lodging, consumer products, building products, and leisure industries. He earned a B.S. from Babson College, where he graduated Cum Laude.

PURCHASE OF SHARES

Shares

The Fund continuously offers two classes of Shares: Class A Shares and Class I Shares. The Fund has been granted Exemptive Relief from the SEC that permits the Fund to, among other things, (i) issue multiple classes of Shares; (ii) impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of the Shares of the particular class.

The Fund has implemented a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act (“Rule 18f-3”). Although the Fund is not an open-end investment company, it intends to comply with the terms of Rule 18f-3 as a condition of the Exemptive Relief which permits the Fund to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees.

Under the Multi-Class Plan, Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.

Class A Shares will be offered on a continuous basis at NAV per share, plus a maximum sales load of up to 2.00% of the offering price. Class I Shares will be offered on a continuous basis at NAV per share.

Minimum Investment

The minimum initial investment for Class A Shares if $2,500. The minimum initial investment for Class I Shares is $10,000. The minimum subsequent investment per account for all classes of Shares is $1,000. The minimum investment for each class of Shares may be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Trustees, and certain employees of the Adviser and Sub-Adviser and their respective affiliates, and vehicles controlled by such employees and their extended family members.

Distributor

Paralel Distributors, LLC is the principal underwriter and distributor of Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at 1700 Broadway, Suite 1850, Denver, CO 80290, is a broker-dealer registered with the SEC and is a member of FINRA.

The Distributor acts as the distributor of Class A Shares and Class I Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Class A Shares and Class I Shares of the Fund. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.

The Shares may be offered through other brokers, dealers and other financial intermediaries (“Selling Agents”) that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class A Shares purchased by their clients. While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, if you buy Class I Shares through certain Selling Agents, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Selling Agent for additional information. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of Shares.

Distribution and Servicing Plan

The Fund has adopted a Distribution and Servicing Plan for the Class A Shares of the Fund. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of exemptive relief which it has been granted under the 1940 Act which permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees. The Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A Shares. Most or all of the distribution and/or service fees are paid to financial firms through which Shareholders may purchase or hold Class A Shares. Because these fees are paid out of the Class A Shares’ assets on an ongoing basis, over time they will increase the cost of an investment in Class A Shares and may cost you more than other types of sales charge.

The maximum annual rates at which the distribution and/or servicing fees may be paid under the Distribution and Servicing Plan for Class A Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares) is 0.85%. Payment of the Distribution Fee is governed by the Fund’s Distribution and Servicing Plan.

The Fund also may pay for sub-transfer agency, sub-accounting and certain other administrative services outside of its Distribution and Servicing Plan.

Class I Shares do not incur a Distribution and/or Servicing Fee.

The Adviser and the Sub-Adviser have entered into the Expense Limitation and Reimbursement Agreement with the Fund through the eighteen month anniversary of the later of the date of effectiveness of the Fund’s initial registration statement on Form N-2 or the Fund’s commencement of operations. Under the Expense Limitation and Reimbursement Agreement, the Adviser and the Sub-Adviser have agreed to reimburse the Fund for a portion of distribution and/or shareholder servicing fees paid and/or accrued during the Limitation Period in an amount equal to 0.50% of the Fund’s average daily net assets. During the Reimbursement Period, the Expense Limitation and Reimbursement Agreement may be terminated or modified only with the written consent of the Board of Trustees. The Adviser and the Sub-Adviser may, at their discretion, agree to extend the Limitation Period for additional period(s) of one year on an annual basis. For a period not to exceed three years from the date on which fees are waived, the Adviser and the Sub-Adviser may recoup amounts reimbursed, provided that, after giving effect to such recoupment, the Fund’s expense ratio (excluding Excluded Expenses, as defined below) is not greater than (i) the Fund’s expense ratio (excluding Excluded Expenses) at the time the fees were waived or (ii) any expense limitation in effect at the time of such recoupment. “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses.

How to Purchase Shares

The following section provides basic information about how to purchase Shares of the Fund.

The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. Shares of the Fund will be continuously offered through the Distributor.

As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive purchase or repurchase orders on its behalf. The Shares will be offered at NAV per share calculated each regular business day, plus any applicable sales charge. Selling Agents may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through Selling Agents will normally be held in your account with that firm.

The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

No market currently exists for Shares. The Fund does not intend to list its Shares for trading on any securities exchange. There is currently no secondary market for Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in Shares.

Class A Shares are available directly from the Fund and through brokerage, transactional-based accounts and through certain fee-based programs. Class I Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors for purchase in this offering, (2) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) to other categories of investors that the Fund names in an amendment or supplement to this Prospectus, or (6) to the Fund’s executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser, the Distributor or other affiliates and their immediate family members, and, if approved by the Board of Trustees, joint venture partners, consultants and other service providers.

Acceptance and Timing of Purchase Orders

A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business. For shares purchased through the Distributor, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Instructions must include the name and signature of an appropriate person designated on the Account Application, account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order. For more information on purchasing Shares through the Distributor, please call 855-XAI-NVST (855-924-6778).

Investors may buy and sell Shares through Selling Agents that have made arrangements with the Fund and are authorized to buy and sell Shares. Orders will be priced at the appropriate price next computed after it is received by a Selling Agent and accepted by the Fund. A Selling Agent may hold Shares in an omnibus account in the Selling Agent’s name or the Selling Agent may maintain individual ownership records. Selling Agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Selling Agent to determine if it is subject to these arrangements. Selling Agents are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Shares. The sale of Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Sales Load

This section includes important information about sales load and sales load reductions available to investors in the Fund’s Class A Shares.

The public offering price you pay when you buy Class A Shares of the Fund is the NAV of the Shares at the time of purchase, plus an initial sales load of up to 2.00%. The actual sales load paid may vary among and within Selling Agents, as described herein. No sales load is imposed when Class A Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions.

Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.

Class A Shares of the Fund are sold subject to the following sales loads:

Your Investment	Sales Load as a % of the offering price	Sales Load as a % of NAV
Less than $500,000	2.00%	2.04%
$500,000 – $999,999	1.50%	1.52%
$1,000,000 or more	1.00%	1.01%

A person eligible for a sales load reduction includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act. Investors must notify the Fund or their Selling Agent at the time of the purchase order whenever a sales load reduction is applicable to purchases and may be required to provide the Fund, or their Selling Agent, with certain information or records to verify eligibility for a sales load reduction. Such information or records may include account statements or other records for Shares of the investor and other eligible persons, as described above.

Upon such notification, an investor will pay the lowest applicable sales load. Shareholders should retain any records necessary to substantiate the purchase price of Class A Shares, as the Fund and Selling Agents may not retain this information. Sales load reductions may be modified or terminated at any time. For more information about sales load reductions, investors should contact the Distributor or their Selling Agent.

Intra-Fund Exchanges

Shares of one class of the Fund may be exchanged, at a Shareholder’s option, directly for shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the Shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such Shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels is described under “How to Purchase Shares” above. An intra-fund exchange will generally not be a taxable event to the Shareholder for U.S. federal income tax purposes.

Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a Shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.

Payments to Financial Intermediaries

The Fund may pay shareholder service fees to Selling Agents for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with Shareholders whose Shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

In addition, the Distributor, the Adviser and/or the Sub-Adviser, out of their own resources, may make cash payments to certain financial intermediaries who provide marketing support, transaction processing and/or administrative services and, in some cases, include the Fund in preferred or specialized selling programs. Payments made by the Distributor, the Adviser and/or the Sub-Adviser to a financial intermediary may be significant and are typically in the form of fees based on Fund sales, assets, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive amounts from the Distributor, the Adviser and/or the Sub-Adviser in connection with educational or due diligence meetings that include information concerning the Fund. The Distributor, the Adviser and/or the Sub-Adviser may pay or allow other promotional incentives or payments to financial intermediaries to the extent permitted by applicable laws and regulations. The level of such payments may be substantial and may be different for different intermediaries. These payments may create incentives on the part of an intermediary to view the Fund favorably compared with investment funds that do not make these payments, or that make smaller payments.

Share Class Considerations

The Fund continuously offers two classes of Shares: Class A Shares and Class I Shares. When selecting a share class, you should consider the following:

•        which share classes are available to you;

•        the amount you intend to invest;

•        how long you expect to own the shares; and

•        total cost and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your Selling Agent to help you decide which share class is best for you. Not all Selling Agents offer all classes of Shares. In addition, Selling Agents may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your Selling Agent offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Distribution in Foreign Jurisdictions

The distribution of this Prospectus and the offer and sale of the Shares in certain jurisdictions may be restricted by law. Please see the various non-U.S. securities laws legends that are found in Annex A to this Prospectus. It is the responsibility of any persons wishing to purchase Shares to inform themselves of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of Shares, and any foreign exchange restrictions that may be relevant thereto.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end “interval” fund and, to provide liquidity and the ability to receive NAV per Share on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares. No public market for Shares exists, and none is expected to develop. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

Repurchase Offers

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV per Share on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each repurchase offer the Fund will conduct quarterly repurchase offers, typically for 5% of the Fund’s outstanding Shares at NAV per Share, subject to applicable law and approval of the Board of Trustees. In all cases such repurchases will be for at least 5% and not more than 25% of the Fund’s outstanding Shares at NAV per Share.

The schedule requires the Fund to make repurchase offers every three months. For each repurchase offer, if you own Shares on the Fund’s record date, you will be entitled to participate in the repurchase offer. The Fund’s record date will be established at the discretion of the Fund’s officers.

The date on which the repurchase price for Shares is determined will be no later than the 14th day after the Repurchase Request Deadline (or the next business day if the 14th day is not a business day) (the “Repurchase Pricing Date”).

When a repurchase offer commences, the Fund will send, at least 21 and not more than 42 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

•        The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•        The Repurchase Request Deadline.

•        Any fees applicable to the repurchase.

•        The Repurchase Pricing Date, or the date that will be used to determine the Fund’s NAV per Share applicable to the repurchase offer.

•        The date by which the Fund will pay to Shareholders the proceeds from the repurchase of their Shares accepted for repurchase (the “Repurchase Payment Deadline”).

•        The NAV per Share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per Share.

•        The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•        The circumstances in which the Fund may suspend or postpone the repurchase offer.

The written notice regarding a repurchase offer may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order (including a tender of stock in response to a repurchase offer) by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. A repurchase request is in “good order” when the Fund, an authorized intermediary or, if applicable, an intermediary’s authorized designee, receives all required information, including properly completed and signed documents. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline. The timeline below summarizes the key dates in the repurchase process:

____________

*       Or the next business day if the 14th day after the Repurchase Request Deadline is not a business day.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date for Shares will occur no later than the 14th day after the repurchase request deadline (or the next business day if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV per Share is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV per Share by calling the Fund’s transfer agent at 855-XAI-NVST (855-924-6878).

The Fund does not currently charge a repurchase fee. However, the Fund may impose an early withdrawal charge, as described below. The Fund may introduce, or modify the amount of, a repurchase fee or the early withdrawal charge at any time. If the Fund were to begin charging a repurchase fee, the details of the repurchase fee will be included in the repurchase offer notification that is sent to Shareholders in advance of each repurchase request deadline and provides instructions for tendering Shares.

Early Withdrawal Charge.    The Fund may impose an early withdrawal charge of up to 1.00% on Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. The Fund has elected not to impose the early withdrawal charge on repurchases of Shares acquired through the reinvestment of dividends and distributions or submitted pursuant to an auto-rebalancing mechanism of a Shareholder account, or in cases of redemptions pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (2) if making or effecting the repurchase offer would cause the Shares that are subject to the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Board sets for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. If a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2.00% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Liquidity Requirements

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

Risks Associated with Repurchase Offers

These and other possible risks associated with the Fund’s repurchase offers are described under “Risks — Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters” below and “Tax Matters” in the SAI.

Cost Basis Information

Federal tax law requires that a RIC, such as the Fund, report their Shareholders’ cost basis, gain/loss, and holding periods to the Internal Revenue Service (the “IRS”) on Forms 1099 when Shares of the Fund are sold.

The Fund has chosen Average Cost as its standing (default) tax lot identification method for all Shareholders, which means this is the method the Fund will use to determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing net asset values and the entire position is not sold at one time. The Fund’s standing tax lot identification method is the method it will use to report the sale of covered Shares on your Consolidated Form 1099 if you do not select a specific tax lot identification method. Shareholders who wish to elect a different method of tax lot identification may do so on their relevant subscription form or by calling the Fund’s transfer agent at 855-XAI-NVST (855-924-6878).

Subject to certain limitations, you may choose a method other than the Fund’s standing (default) method at the time of your purchase or upon the sale of Shares. Please refer to the appropriate Treasury regulations or consult your tax advisor with regard to your personal circumstances.

Mandatory Redemption by the Fund

In accordance with the terms and conditions of the Agreement and Declaration of Trust, the Fund may cause a mandatory redemption or repurchase of all or some of the Shares of a Shareholder at NAV from time to time including but not limited to: (i) if at such time such Shareholder owns Shares having an aggregate net asset value of less than an amount determined from time to time by the Trustees; (ii) to the extent that such Shareholder owns Shares equal to or in excess of a percentage of the outstanding Shares determined from time to time by the Trustees; (iii) the failure of such Shareholder to supply a tax identification number or other identification or if the Fund is unable to verify such Shareholder’s identity; (iv) the failure of such Shareholder to pay when due the purchase price of Shares; (v) when the Fund is requested or compelled to do so by governmental authority; (vi) ownership of the Shares by such Shareholder is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction; (viii) continued ownership of the Shares by such Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences; or (ix) any of the representations and warranties made by such Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true.

NET ASSET VALUE

NAV per Share will be determined daily on each day that the NYSE is open for business as of the close of the regular trading session on the NYSE.

The NAV of the Shares is calculated by subtracting the Fund’s total liabilities from total assets (the market value of the securities the Fund holds plus cash and other assets). The per Share NAV of the Shares is calculated by dividing the net asset value of the Fund by the number of Shares outstanding.

The Board of Trustees has designated the Adviser as the “valuation designee” for the Fund pursuant to Rule 2a-5 under the 1940 Act. The valuation designee is responsible for making fair value determinations pursuant to Valuation Policies and Procedures adopted by the Adviser and the Fund (the “Valuation Policy”). A committee of voting members comprised of senior personnel of the Adviser considers various pricing issues and establishes fair valuations of portfolio securities and other instruments held by the Fund in accordance with the Valuation Policy (the “Pricing Committee”). The Adviser as valuation designee is subject to monitoring and oversight by the Board of Trustees. As a general principle, the fair value of a portfolio instrument is the amount that an owner might reasonably expect to receive upon the instrument’s current sale. A range of factors and analysis may be considered when determining fair value, including relevant market data, interest rates, credit considerations and/or issuer specific news. The Pricing Committee may consult with and receive input from third parties, such as the Sub-Adviser, and will utilize a variety of market data including yields or prices of investments of comparable quality, type of issue, coupon, maturity, rating, indications of value from security dealers, evaluations of anticipated cash flows or collateral, spread over U.S. Treasury obligations, and other information and analysis. In addition, the Pricing Committee may consider valuations provided by valuation firms retained to assist in the valuation of certain of the Fund’s investments. Fair valuation involves subjective judgments. While the Fund’s use of fair valuation is intended to result in calculation of net asset value that fairly reflects values of the Fund’s portfolio securities as of the time of pricing, the Fund cannot guarantee that any fair valuation will, in fact, approximate the amount the Fund would actually realize upon the sale of the securities in question. It is possible that the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

The Fund generally uses non-binding indicative bid prices provided by an independent pricing service or broker as the primary basis for determining the value of CLO Debt and CLO Equity, which may be adjusted for pending distributions, as applicable, as of the applicable valuation date. These bid prices are non-binding, and may not be determinative of an actual transaction price. In valuing the Fund’s investments in CLO Debt and CLO Equity, in addition to non-binding indicative bid prices provided by an independent pricing service or broker, the Pricing Committee also may consider a variety of relevant factors, as set forth in the Valuation Policy, including recent trading prices for specific investments, recent purchases and sales known to the Fund in similar securities, other information known to the Fund relating to the securities, and discounted cash flows based on output from a third-party financial model, using projected future cash flows.

The Fund values debt securities at the last available bid price for such securities or, if such prices are not available, at prices for securities of comparable maturity, quality, and type. The Fund values exchange-traded options and other exchange-traded derivative contracts at the midpoint of the best bid and asked prices at the close on those exchanges on which they are traded.

The Fund values equity securities at the last reported sale price on the principal exchange or in the principal off-exchange market in which such securities are traded, as of the close of regular trading on the NYSE on the day the securities are being valued or, if there are no sales, at the mean between the last available bid and asked prices on that day. Securities traded primarily on the Nasdaq Stock Market (“Nasdaq”) are normally valued by the Fund at the Nasdaq Official Closing Price (“NOCP”) provided by Nasdaq each business day. The NOCP is the most recently reported price as of 4:00 p.m., Eastern Time, unless that price is outside the range of the “inside” bid and asked prices (i.e., the bid and asked prices that dealers quote to each other when trading for their own accounts); in that case, Nasdaq will adjust the price to equal the inside bid or asked price, whichever is closer. Because of delays in reporting trades, the NOCP may not be based on the price of the last trade to occur before the market closes.

Generally, trading in many foreign securities will be substantially completed each day at various times prior to the close of the NYSE. The values of these securities used in determining the NAV generally will be computed as of such times. Occasionally, events affecting the value of foreign securities may occur between such times and the close of the NYSE which will not be reflected in the computation of NAV unless it is determined that such events would materially affect the NAV, in which case adjustments would be made and reflected in such computation pursuant to the fair valuation procedures described herein. Such adjustments may be based upon factors such as developments in non-U.S. markets, the performance of U.S. securities markets and the performance of instruments trading in U.S. markets that represent non-U.S. securities.

Short-term securities with remaining maturities of less than 60 days may be valued at amortized cost, to the extent that amortized cost is determined to approximate fair value.

The Fund values derivatives transactions in accordance with valuation guidelines adopted by the Board of Trustees and the Adviser, as “valuation designee”. Accrued payments to the Fund under such transactions will be assets of the Fund and accrued payments by the Fund will be liabilities of the Fund.

The Fund may utilize bid quotations provided by independent pricing services or, if independent pricing services are unavailable, dealers to value certain of its securities and other instruments at their market value. The Fund may use independent pricing services to value certain securities held by the Fund at their market value. The Fund periodically verifies valuations provided by independent pricing services.

If independent pricing services or dealer quotations are not available for a given security, such security will be valued in accordance with valuation guidelines adopted by the Board of Trustees and the Adviser as “valuation designee” that the Board of Trustees believes are designed to accurately reflect the fair value of securities valued in accordance with such guidelines.

Information that becomes known after the Fund’s NAV has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s previously determined NAV.

DISTRIBUTIONS

The Fund intends to pay substantially all of its net investment income, if any, to Shareholders through periodic distributions. The Fund intends to distribute any net long-term capital gains to Shareholders at least annually. The Fund intends to declare distributions monthly. To permit the Fund to maintain more stable monthly distributions, the Fund may distribute more or less than the amount of the net income earned in a particular period. There is no assurance the Fund will continue to pay regular monthly distributions or that it will do so at a particular rate. Distributions may be paid by the Fund from any permitted source and, from time to time, all or a portion of a distribution may be a return of capital. Shareholders should not assume that the source of the distribution from the Fund is net income or profit.

The Fund expects that distributions paid on the Shares will consist primarily of (i) investment company taxable income, which includes ordinary income (such as interest, dividends, and certain income from hedging or derivatives transactions) and the excess, if any, of net short-term capital gain over net long-term capital loss, and (ii) net capital gain (which is the excess of net long-term capital gain over net short-term capital loss). All or a portion of a distribution may be a return of capital, which is determined on a tax basis.

The Fund’s net investment income and capital gain can vary significantly over time, however, the Fund seeks to maintain more stable monthly Share distributions over time. To permit the Fund to maintain more stable monthly Share distributions, the Fund may initially distribute less than the entire amount of the net investment income earned in a particular period. The undistributed net investment income may be available to supplement future Share distributions. Undistributed net investment income is included in the Shares’ NAV, and, correspondingly, distributions from net investment income will reduce the Shares’ NAV.

The Fund’s investments in CLOs may be subject to complex tax rules and the calculation of taxable income attributed to an investment in CLO Equity can be dramatically different from the calculation of income for financial reporting purposes under U.S. GAAP, and, as a result, there may be significant differences between the Fund’s U.S. GAAP income and its taxable income. The Fund’s final taxable income for the current fiscal year will not be known until the Fund’s tax returns are filed.

All or a portion of a distribution may be a return of capital, which is in effect a partial return of the amount a Shareholder invested in the Fund, up to the amount of the Shareholder’s tax basis in their Shares, which would reduce such tax basis. Although a return of capital may not be taxable, it will generally increase the Shareholder’s potential gain, or reduce the Shareholder’s potential loss, on any subsequent sale or other disposition of Shares. Shareholders who periodically receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net income or profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net income or profit.

Pursuant to the requirements of the 1940 Act, in the event the Fund makes distributions from sources other than income, such as return of capital, a notice will be provided in connection with each monthly distribution with respect to the estimated source of the distribution made. Such notices will describe the portion, if any, of the monthly dividend which, in the Fund’s good faith judgment, constitutes long-term capital gain, short-term capital gain, investment company taxable income or a return of capital. The characterization of distributions paid to Shareholders reflect estimates made by the Fund. Such estimates are subject to be characterized differently for federal income tax purposes at year-end. The actual character of such dividend distributions for U.S. federal income tax purposes will only be determined finally by the Fund at the close of its fiscal year, based on the Fund’s full year performance and its actual net investment company taxable income and net capital gains for the year, which may result in a recharacterization of amounts distributed during such fiscal year from the characterization in the monthly estimates.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of distributions at any time and may do so without prior notice to Shareholders. Future distributions will be made if and when declared by the Fund’s Board of Trustees, based on a consideration of number of factors, including the Fund’s continued compliance with terms and financial covenants of its senior securities, the Fund’s net investment income, financial performance and available cash. There can be no assurance that the amount or timing of distributions will be equal or similar to that of past distributions or that the Board of Trustees will not decide to suspend or discontinue the payment of distributions.

Share distributions shall be paid on their payment date unless the payment of such distribution is deferred by the Board of Trustees upon a determination that such deferral is required in order to comply with applicable law or the applicable terms or financial covenants of the Fund’s senior securities or to ensure that the Fund remains solvent and able to pay its debts as they become due and continue as a going concern.

DIVIDEND REINVESTMENT PLAN

Pursuant to the Dividend Reinvestment Plan, all Shareholders will have all dividends and distributions, including any capital gain distributions, reinvested automatically in additional Shares by Paralel Technologies LLC, as agent for the Shareholders (the “Plan Agent”), unless the Shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the Shareholder. In the case of record Shareholders such as banks, brokers or other nominees that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount registered in such Shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the Plan.

Shares received under the Plan will be issued to you at their NAV on the ex-dividend date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive dividends and distributions in cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

The Plan Agent provides written confirmation of all transactions in the Shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Shares you have received under the Plan.

Shareholders that request a sale of shares through the Plan Agent will incur brokerage charges in connection with such sales.

Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate its Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to written notice of the change sent to the members of the Plan at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Plan Agent on at least 90 days’ prior written notice to the participants in the Plan. All correspondence concerning the Plan should be directed to the Plan Agent at Paralel Technologies LLC, Octagon XAI CLO Income Fund, P.O. Box 2170, Denver, CO 80201.

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of Delaware pursuant to a Certificate of Trust, dated as of November 6, 2023. The following is a brief description of the terms of the Shares which may be issued by the Fund. This description does not purport to be complete and is qualified by reference to the Fund’s Certificate of Trust, Agreement and Declaration of Trust (the “Declaration of Trust”) and By-Laws (collectively, the “Governing Documents”).

Shares

Pursuant to the Declaration of Trust, the Fund is authorized to issue an unlimited number of Shares of beneficial interest, par value $0.01 per share.

The Declaration of Trust authorizes the issuance of an unlimited number of Shares. The Fund has received Exemptive Relief that allows it to continuously offer two classes of Shares: Class A Shares and Class I Shares. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses” above.

Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including the financial statements and financial highlights, to all holders of its Shares.

The Fund will not issue certificates for Shares.

The Fund does not intend to hold annual meetings of shareholders.

The Shares are not and are not expected to be listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Shares.

Capitalization

The following information regarding the Fund’s authorized Shares is as of September 30, 2024:

Title of Class	Amount Authorized	Amount Held by Fund for its own Account	Amount Outstanding Exclusive of Amounts held by Fund
Class A	Unlimited	None	None
Class I	Unlimited	None	4,000

The Fund commenced investment operations on November 4, 2024.

ANTI-TAKEOVER PROVISIONS IN THE FUND’S GOVERNING DOCUMENTS

The Fund presently has provisions in its Governing Documents which could have the effect of limiting, in each case, (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund’s freedom to engage in certain transactions or (iii) the ability of the Fund’s Board of Trustees or shareholders to amend the Governing Documents or effectuate changes in the Fund’s management. These provisions of the Governing Documents of the Fund may be regarded as “anti-takeover” provisions and could discourage a third party from seeking to obtain control of the Fund, which attempts could have the effect of increasing the expenses of the Fund which are borne by shareholders and interfering with the normal operation of the Fund.

A Trustee may be removed from office by the action of 80% of the remaining Trustees or a majority of the remaining Trustees followed by a vote of the holders of at least 75% of the Shares then entitled to vote for the election of the respective Trustee.

The Fund may be liquidated only upon approval of not less than eighty percent (80%) of the Trustees.

To convert the Fund to an open-end management investment company, the Declaration of Trust requires the affirmative vote of a majority of the Board of Trustees followed by the affirmative vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series, unless such action has been approved by at least 80% of the Board of Trustees, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund shall be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end management investment company be approved by the shareholders. If approved in the foregoing manner, conversion of the Fund to an open-end management investment company could not occur until 90 days after the shareholders’ meeting at which such conversion was approved and would require at least 30 days’ prior notice to all shareholders.

For the purposes of calculating “a majority of the outstanding voting securities” under the Declaration of Trust, each class and series of the Fund shall vote together as a single class, except to the extent required by the 1940 Act or the Declaration of Trust with respect to any class or series of shares. If a separate vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required. A “majority of the outstanding voting securities” means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.

The Board of Trustees has determined that provisions with respect to the Board and shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions. See “Other Information.”

TAX MATTERS

The following is a summary of certain U.S. federal income tax considerations generally applicable to the Fund and U.S. Shareholders (as defined below) and Non-U.S. Shareholders (as defined below) that acquire Shares and that hold such Shares as capital assets within the meaning of the Code (generally, property held for investment). A more complete discussion of the tax rules applicable to the Fund and its Shareholders can be found in the SAI that is incorporated by reference into this Prospectus. The discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all of the potential U.S. federal income tax consequences that may be applicable to the Fund or to all categories of investors, some of which may be subject to special tax rules. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. This summary of U.S. federal income tax consequences is for general information only. Prospective investors should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of Shares, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this summary, the term “U.S. Shareholder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is one of the following:

1.      an individual who is a citizen or resident of the United States;

2.      a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

3.      an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.      a Fund (x) if a U.S. court is able to exercise primary supervision over the administration of such Fund and one or more U.S. persons have the authority to control all substantial decisions of such Fund or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Shares should consult their tax advisors.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code. Accordingly, the Fund must, among other things, meet certain income, asset diversification and distribution requirements:

(i)     The Fund must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined in the Code). Generally, a qualified publicly traded partnership includes a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in (a) above.

(ii)    The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, including receivables, U.S. Government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. Government securities and the securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more “qualified publicly traded partnerships” (as defined in the Code).

As long as the Fund qualifies as a RIC, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its Shareholders, provided that it distributes each taxable year at least 90% of the sum of (i) the Fund’s investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gain over net long-term capital loss, and other taxable income, other than any net capital gain (defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions) (the “Annual Distribution Requirement”). The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its Shareholders.

The Fund will either distribute or retain for reinvestment all or part of its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). If any such gain is retained, the Fund will be subject to a corporate income tax (currently at a maximum U.S. federal rate of 21%) on such retained amount. In that event, the Fund may report the retained amount as undistributed capital gain in a notice to its Shareholders, each of whom (i) would be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) would be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) would increase its basis in its Shares by the amount of undistributed capital gain included in such Shareholder’s gross income net of the tax deemed paid by such Shareholder under clause (ii).

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year) (the “Excise Tax Avoidance Requirement”). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax in the taxable year ending within the calendar year. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If for any taxable year the Fund does not qualify as a RIC, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to Shareholders, and such distributions will be taxable to the Shareholders as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits. Such dividends, however, would be eligible (i) to be treated as qualified dividend income in the case of non-corporate U.S. Shareholders and (ii) for the dividends-received deduction in the case of U.S. Shareholders taxed as corporations, in each case provided that certain holding period and other requirements are met. The Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. The remainder of this discussion assumes that the Fund qualifies as a RIC.

Taxation of the Fund’s Investments

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gains or “qualified dividend income” into higher taxed short-term capital gains or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not be “qualified” income for purposes of the 90% gross income requirement described above. These U.S. federal income tax provisions could therefore affect the amount, timing and character of distributions to Shareholders. The Fund intends to structure and monitor its transactions and may make certain tax elections and may be required to dispose of securities to mitigate the effect of these provisions and prevent disqualification of the Fund as a RIC (which may adversely affect the net after-tax return to the Fund).

If the Fund acquires shares in a “passive foreign investment company” (a “PFIC”), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” (a “QEF”) under the Code, in lieu of the foregoing requirements, the Fund will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to the Fund. The Fund’s ability to make this election will depend on factors beyond the Fund’s control. Alternatively, the Fund can elect to mark to market at the end of each taxable year the Fund’s shares in a PFIC; in this case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, the Fund may be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

If the Fund holds directly or indirectly 10% or more of the shares in a foreign corporation that is treated as a “controlled foreign corporation” (a “CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the taxable year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by “U.S. shareholders.” A U.S. shareholder, for this purpose, is any U.S. person that possesses (directly, indirectly or by attribution) 10% or more of the combined voting power or value of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Taxation of U.S. Shareholders

Distributions.    Distributions paid to U.S. Shareholders by the Fund from its net capital gains (which is the excess of net long-term capital gain over net short-term capital loss) if any, that the Fund properly reports as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long a U.S. Shareholder has held its Shares. All other dividends paid to U.S. Shareholders by the Fund (including dividends from short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income.

In the case of corporate U.S. Shareholders, properly reported ordinary income dividends paid by the Fund generally will be eligible for the dividends received deduction to the extent that the Fund’s income consists of dividend income from U.S. corporations and certain holding period requirements are satisfied by both the Fund and the corporate U.S. Shareholders. In the case of individuals, any such properly reported ordinary income dividend that you receive from the Fund will generally be eligible for taxation at the rates applicable to long-term capital gains to the extent that (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain qualified foreign corporations) received by the Fund, (ii) the Fund satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid and (iii) you satisfy certain holding period and other requirements with respect to your Shares. Qualified dividend income eligible for these special rules are not actually treated as capital gains, however, and thus will not be included in the computation of your net capital gain and generally cannot be used to offset any capital losses. In general, you may include as qualified dividend income only that portion of the dividends that may be and are so reported by the Fund as qualified dividend income. Dividend income from PFICs and, in general, dividend income from real estate investment trusts (“REITs”) is not eligible for the reduced rate for qualified dividend income and is taxed as ordinary income. Due to the nature of the Fund’s investments, the Fund does not expect that a significant portion of its distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.

Under Treasury regulations, for taxable years beginning before January 1, 2026, properly reported dividends paid by the Fund that are attributable to the Fund’s “qualified REIT dividends” (generally, ordinary income dividends paid by a REIT, not including capital gain dividends or dividends treated as qualified dividend income) may be eligible for the 20% deduction described in Section 199A of the Code in the case of non-corporate U.S. Shareholders, provided that certain holding period and other requirements are met by the Shareholder and the Fund. There can be no assurance as to what portion, if any, of our distributions will qualify for such deduction. Subject to any future regulatory guidance to the contrary, any distribution attributable to income from the Fund’s investments in publicly traded partnerships, if any, will not qualify for the 20% deduction that could be available to a non-corporate U.S. Shareholder were the Shareholder to own such partnership interests directly.

Any distributions you receive that are in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-deferred return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of Shares. The amount of any Fund distribution that is treated as a return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain, or reducing your potential loss, on any subsequent sale or other disposition of your Shares.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December and you were the U.S. Shareholder of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

Sale of Shares.    Except in the case of a repurchase or redemption (the consequences of which are described in the SAI under “Tax Matters”), the sale or other disposition of Shares of the Fund will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income, while long-term capital gain generally is taxed at reduced maximum rates. The deductibility of capital losses is subject to limitations under the Code.

Medicare Tax.    Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of Shares.

Taxation of Non-U.S. Shareholders

The following discussion only applies to Non-U.S. Shareholders. A “Non-U.S. Shareholder” is a holder, other than a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes), that is not a U.S. Shareholder for U.S. federal income tax purposes. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that Non-U.S. Shareholder’s particular circumstances. An investment in Shares by a Non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

Distributions of ordinary income dividends to Non-U.S. Shareholders, subject to the discussion below, will generally be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current or accumulated earnings and profits. Actual or deemed distributions of the Fund’s net capital gain to a Non-U.S. Shareholder, and gain recognized by a Non-U.S. Shareholder upon the sale of Shares, generally will not be subject to U.S. federal withholding tax or U.S. federal income tax. Different tax consequences may result if the Non-U.S. Shareholder is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Special certification requirements apply to a Shareholder that is a foreign partnership or a foreign Fund, and such entities are urged to consult their tax advisors.

U.S. source withholding taxes will generally not be imposed on dividends paid by RICs to Non-U.S. Shareholders to the extent the dividends are properly reported as “interest related dividends” or “short term capital gain dividends.” Under this exemption, interest related dividends and short term capital gain dividends generally represent distributions of interest or short term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a Non-U.S. Shareholder, and that satisfy certain other requirements. No assurance can be given as to the portion of the Fund’s dividends that will constitute interest related or short term capital gain dividends.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions (which the Fund may do), a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Shareholder’s allocable share of the tax that the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a Non-U.S. Shareholder, distributions (both actual and deemed), and gains realized upon the sale of Shares that are effectively connected with a U.S. trade or business (or, where an applicable treaty applies, are attributable to a permanent establishment in the United States) will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons and for a corporate Non-U.S. Shareholder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in Shares may not be appropriate for certain Non-U.S. Shareholders.

Certain provisions of the Code referred to as “FATCA” require withholding at a rate of 30% on dividends in respect of Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Fund will not pay any additional amounts to Non-U.S. Shareholders in respect of any amounts withheld. Non-U.S. Shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in Shares.

The foregoing is a general and abbreviated summary of the provisions of the Code and the Treasury regulations in effect as they directly govern the taxation of the Fund and its U.S. Shareholders and Non-U.S. Shareholders. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive. A more complete discussion of the tax rules applicable to the Fund, its U.S. Shareholders and Non-U.S. Shareholders can be found in the SAI that is incorporated by reference into this Prospectus. Shareholders are urged to consult their tax advisers regarding specific questions as to U.S. federal, state, local and foreign income or other taxes.

OTHER SERVICE PROVIDERS

Administrator

Paralel Technologies LLC (“Paralel”) serves as the administrator of the Fund. Pursuant to an administration and fund accounting agreement, the administrator provides certain administrative services to the Fund. The administrator receives a monthly fee equal to the greater of an annual minimum fee or a fee equal to a percentage of the Fund’s net assets, which percentage is subject to breakpoints at increasing levels of net assets. The Fund also reimburses the administrator for certain out-of-pocket expenses. Paralel’s principal business address is 1700 Broadway, Suite 1850, Denver, Colorado 80290.

Custodian

U.S. Bank N.A. (“U.S. Bank”) serves as the custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the custodian is required to hold the Fund’s assets in compliance with the 1940 Act. For its services, the custodian will receive a monthly fee based upon, among other things, the average value of the total assets of the Fund, plus certain charges for securities transactions. U.S. Bank’s principal business address is 1555 N. River Center Drive, Milwaukee, Wisconsin 53212.

Transfer Agent

Paralel Technologies LLC serves as the Fund’s dividend disbursing agent, agent under the Fund’s Plan, transfer agent and registrar with respect to the Shares of the Fund. Paralel is located at 1700 Broadway, Suite 1850, Denver, Colorado 80290.

PINE Advisors

The Fund has entered into a Services Agreement (the “Services Agreement”) with PINE Advisors LLC (“PINE”), pursuant to which PINE provides Chief Financial Officer and Chief Compliance Officer services to the Fund, and qualified employees of PINE serve as Chief Financial Officer and Treasurer of the Fund and Chief Compliance Officer of the Fund. Notwithstanding the Services Agreement, the designations of the Chief Financial Officer and Treasurer of the Fund and the Chief Compliance Officer of the Fund must be approved by the Board of Trustees, including, in the case of the Chief Compliance Officer, a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund. Pursuant to the Services Agreement, the Fund pays PINE an annual fee, payable monthly, and reimburses certain out-of-pocket expenses. PINE’s principal business address is 501 S. Cherry Street, Suite 610, Denver, Colorado 80246.

LEGAL MATTERS

Certain legal matters will be passed on for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, in connection with the offering of the Shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd., Cleveland, Ohio is the independent registered public accounting firm of the Fund. The independent registered public accounting firm is expected to render an opinion annually on the financial statements and financial highlights of the Fund.

FISCAL YEAR END AND REPORTS TO SHAREHOLDERS

The Fund’s fiscal year end is September 30.

As soon as practicable after the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes.

In addition, the Fund will prepare and transmit to Shareholders a semi-annual report and annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

PRIVACY POLICY OF THE FUND

NOTICE OF PRIVACY POLICY AND PRACTICES

FACTS	WHAT DOES XAI Funds (the “Funds”) DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

•   Social Security number and account transactions

•   Account balances and transaction history

•   Wire transfer instructions

•   Checking account information

When you are no longer a customer, we may continue to share your information as described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the XAI Funds choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don’t share
For our affiliates to support everyday business functions — information about your transactions supported by law	Yes	No
For our affiliates’ everyday business purposes — Information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?            Call 1-312-262-5642 or go to www.xainvestments.com

Who are we
Who is providing this notice?	XAI Funds (the “Funds”)
What we do
How does XAI Funds protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Why does XAI Funds collect my personal information?

We collect your personal information, for example, when you

•   Open an account

•   Provide account information or give us your contact information

•   Make a wire transfer or deposit money

•   Tell us where to send money

We also collect your information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•   sharing for affiliates’ everyday business purposes — information about your creditworthiness

•   affiliates from using your information to market to you

•   sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and non-financial companies.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • XAI Funds does not share with nonaffiliates so they can market to you.
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • XAI Funds does not jointly market.

Octagon XAI CLO Income Fund

Class A Shares

Class I Shares

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

OCTAGON XAI CLO INCOME FUND

Class A Shares (OCTAX)
Class I Shares (OCTIX)

__________________________

Statement of Additional Information

Octagon XAI CLO Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares.

The Fund continuously offers two classes of common shares of beneficial interest (“Shares”): Class A Shares and Class I Shares. The Fund has been granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”) that permits the Fund to, among other things, (i) issue multiple classes of shares; (ii) impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of the shares of the particular class.

The investment objective of the Fund is to provide high income and total return. There can be no assurance that the Fund will achieve its investment objective, and you could lose some or all of your investment.

This Statement of Additional Information (“SAI”) is not a Prospectus, but should be read in conjunction with the Prospectus for the Fund dated January 28, 2025. Investors should obtain and read the Prospectus prior to purchasing Shares. A copy of the Prospectus may be obtained, without charge, by calling the Fund at 855-XAI-NVST (855-924-6878).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Statement of Additional Information is dated January 28, 2025.

THE FUND

The Fund is a newly-organized, diversified, closed-end management investment company organized as a statutory Fund under the laws of the State of Delaware.

INVESTMENT RESTRICTIONS

The Fund operates under the following restrictions that constitute fundamental policies that, except as otherwise noted, cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund voting together as a single class, which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities. These restrictions provide that the Fund shall not:

(1)    Issue senior securities, as defined in the 1940 Act, except as permitted by the 1940 Act, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

(2)    Borrow money, except as permitted by the 1940 Act, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

(3)    Act as underwriter of another issuer’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act in connection with the purchase and sale of portfolio securities.

(4)    Invest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to (i) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, (ii) securities issued by state and municipal governments or their political subdivisions, agencies, authorities and instrumentalities (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of the Fund’s total assets in securities backed by the same source of revenue), and (iii) securities issued by other investment companies, which shall not constitute any industry; provided further that the Fund will consider the underlying holdings of investment companies in which it invests for purposes of its policy with respect to industry concentration.

(5)    Purchase or sell real estate, except that the Fund may (i) acquire or lease office space for its own use, (ii) invest in instruments of issuers that deal in real estate or are engaged in the real estate business, including real estate investment trusts, (iii) invest in instruments secured by real estate or interests therein, (iv) hold and sell real estate or mortgages on real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such instruments.

(6)    Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments except to the extent that interests in instruments the Fund may invest in are considered to be interests in commodities and this shall not prevent the Fund from purchasing or selling options, futures contracts, swaps, or other derivative instruments or from investing in securities or other instruments backed by physical commodities.

(7)    Make loans except, (i) to the extent that instruments in which the Fund may invest are considered to be loans, (ii) through the loan of portfolio securities in accordance with the Fund’s investment policies, or (iii) by engaging in repurchase agreement transactions or as otherwise permitted by the 1940 Act, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

With respect to investment restriction (1) and (2) above, Section 18(c) of the 1940 Act generally limits a registered closed-end investment company to issuing one class of senior securities representing indebtedness and one class of senior securities representing stock, except that the class of indebtedness or stock may be issued in one or more series, and promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, are not deemed a separate class of senior securities.

With respect to investment restriction (2) above, Section 18(a) of the 1940 Act generally prohibits a registered closed-end fund from incurring borrowings if, immediately thereafter, the aggregate amount of its borrowings exceeds 331/3% of its total assets.

With respect to investment restriction (4) above, the Sub-Adviser will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each instrument in which the Fund invests, generally using industry classifications such as those provided by MSCI and Standard & Poor’s (The Global Industry Classification Standard (GICS)), Bloomberg, Barclays or similar sources commonly used in the financial industry. The definition of what constitutes a particular “industry” is an evolving one, particularly for industries or sectors within industries that are new or are undergoing rapid development. Some securities could reasonably fall within more than one industry category. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in broad economic sectors. In connection with CLO Investments, the Fund will analyze the underlying or reference securities, instruments or assets in order to comply with this policy. To the extent that the Fund invests in another investment company that has adopted a policy to concentrate in a particular industry, the Fund will take such policy into account in complying with this policy.

With respect to investment restriction (7) above, Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company.

Repurchase Offer Fundamental Policy

The Board has adopted the following fundamental policy with respect to the conduct of quarterly repurchase offers, which may be changed only with the approval of a majority of the outstanding voting securities of the Fund:

(a)     The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time (“Rule 23c-3”).

(b)    The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to Shareholders of the repurchase offer.

(c)    There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the repurchase offer is determined.

80% Policy

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of collateralized loan obligation entities (“CLOs”), including the debt tranches of CLOs (“CLO Debt”) and subordinated tranches of CLOs (often referred to as the “residual” or “equity” tranche) (“CLO Equity”). The Fund may not change this policy unless (i) the change is authorized by the vote of the “majority of the outstanding voting securities” (as defined in the Investment Company

Act of 1940, as amended (the “1940 Act”), or (ii) the Fund provides Shareholders with at least 60 days’ prior notice of such change, after providing such notice, the Fund conducts a repurchase offer and such repurchase offer is not oversubscribed.

Non-Fundamental Policies

All other investment policies of the Fund set forth in the Prospectus and this SAI are not considered fundamental policies and may be changed by the Board of Trustees without any vote of shareholders.

Application of Investment Policies

Whenever an investment policy or investment restriction set forth in the Prospectus or this SAI states a minimum or maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not be considered to result in a violation of such policy or restriction. Notwithstanding the foregoing, the asset coverage requirements applicable to senior securities shall be maintained in the manner contemplated by applicable law.

OTHER PORTFOLIO CONTENTS AND INVESTMENT STRATEGIES

Convertible Securities

A convertible security is a preferred stock, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both fixed income and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the securities into which they would convert. Convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities generally rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable non-convertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying securities although the market prices of convertible securities may be affected by any dividend changes or other changes in the underlying securities.

The market value of a convertible security generally is a function of its “investment value” and its “conversion value.” A security’s “investment value” represents the value of the security without its conversion feature (i.e., a comparable nonconvertible fixed-income security). The investment value is determined by, among other things, reference to its credit quality and the current value of its yield to maturity or probable call date. At any given time, investment value is dependent upon such factors as the general level of interest rates, the yield of similar nonconvertible securities, the financial strength of the issuer and the seniority of the security in the issuer’s capital structure. A security’s “conversion value” is determined by multiplying the number of shares the holder is entitled to receive upon conversion or exchange by the current price of the underlying security. If the conversion value of a convertible security is significantly below its investment value, the convertible security will trade like nonconvertible debt or a preferred security in the sense that its market value will not be influenced greatly by fluctuations in the market price of the underlying security into which it can be converted. Instead, the convertible security’s price will tend to move in the opposite direction from interest rates. Conversely, if the conversion value of a convertible security is significantly above its investment value, the market value of the convertible security will be more heavily influenced by fluctuations in the market price of the underlying stock. In that case, the convertible security’s price may be as volatile as that of the common stock. Because both interest rate and market movements can influence its value, a convertible security is not generally as sensitive to interest rates as a similar fixed-income security, nor is it generally as sensitive to changes in share price as its underlying stock.

The Fund’s investments in convertible securities, particularly securities that are convertible into securities of an issuer other than the issuer of the convertible security, may be illiquid — that is, the Fund may not be able to dispose of such securities in a timely fashion or for a fair price, which could result in losses to the Fund. The Fund’s investments in convertible securities may at times include securities that have a mandatory conversion feature, pursuant to which the securities convert automatically into common stock or other equity securities (of the same or a different issuer) at a specified date and a specified conversion ratio, or that are convertible at the option of the issuer. For issues where the conversion of the security is not at the option of the holder, the Fund may be required to convert the security into the underlying common stock even at times when the value of the underlying common stock or other equity security has declined substantially.

Zero Coupon Securities

The Fund may invest in zero dividend preferred securities and zero coupon bonds. These are instruments that typically do not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its redemption or maturity, a holder receives the par value (or the accreted value)

of the zero (rate) coupon security, which generates a return equal to the difference between the purchase price and its redemption or maturity value. A zero dividend preferred security or a zero coupon security is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its redemption or maturity. Because these securities and other OID instruments do not pay cash dividends or interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of stated par value of the instrument at its redemption or maturity, as well as the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero dividend preferred securities and zero coupon bonds, and OID instruments generally, allow an issuer to delay the need to generate cash to meet current dividend or interest payments (unless there is a prescribed accumulated funding of the payment), they may involve greater payment and credit risk than dividend or coupon securities that pay dividends or interest currently or in cash. In order to maintain its status as a regulated investment company (“RIC”), the Fund generally will be required to distribute dividends to Shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its Shareholders. For accounting purposes, these cash distributions to Shareholders will not treated as a return of capital.

Exchange-Traded Notes

Exchange-traded notes (“ETNs”) are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the market index to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.

ETNs are also subject to tax risk. No assurance can be given that the Internal Revenue Service (“IRS”) will accept, or a court will uphold, how the Fund characterizes and treats ETN investments for tax purposes. Further, the IRS and Congress have considered proposals that would change the timing and character of income and gains from ETNs.

An ETN that is tied to a specific market benchmark or strategy may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities or other components in the applicable market benchmark or strategy. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form.

The market value of ETN shares may differ from their market benchmark or strategy. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities, commodities or other components underlying the market benchmark or strategy that the ETN seeks to track. As a result, there may be times when an ETN share trades at a premium or discount to its market benchmark or strategy.

Commercial Paper

Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

When Issued, Delayed Delivery Securities And Forward Commitments

The Fund may enter into forward commitments for the purchase or sale of securities. The Fund may enter into transactions on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring (i.e., a when, as and if issued security). When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable. Securities purchased under a forward commitment are subject to market fluctuation, and generally no interest (or dividends) accrues to the Fund prior to the settlement date.

Securities purchased on a when-issued or delayed delivery basis may expose the Fund to counterparty risk of default as well as the risk that securities may experience fluctuations in value prior to their actual delivery. The Fund generally will not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the price or yield available in the market when the delivery takes place may not be as favorable as that obtained in the transaction itself.

Reverse Repurchase Agreements

In reverse repurchase agreement transactions, the Fund sells portfolio securities to financial institutions such as banks and broker-dealers and agrees to repurchase them at a particular date and price. The Fund may utilize reverse repurchase agreements when it is anticipated that the interest income to be earned from the investment of the proceeds of the transaction is greater than the interest expense of the transaction. Proceeds of the sale will be invested in additional instruments for the Fund, and the income from these investments will generate income for the Fund. If such income does not exceed the income, capital appreciation and gain or loss that would have been realized on the securities sold as part of the reverse repurchase transaction, the use of this technique will diminish the investment performance of the Fund compared with what the performance would have been without the use of reverse repurchase transactions.

With respect to any reverse repurchase agreement, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. With respect to leverage incurred through investments in reverse repurchase agreements and economically similar transactions, the Fund will comply with the requirements of Rule 18f-4 by either complying with the asset coverage requirements of Section 18 of the 1940 Act by combining the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio or by treating all reverse repurchase agreements or similar financing transactions as derivative transactions.

Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. There is no assurance that reverse repurchase agreements can be successfully employed. In connection with reverse repurchase agreements, the Fund will also be subject to counterparty risk with respect to the purchaser of the securities. If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase securities may be restricted.

Depositary Receipts

The Fund’s investments in non-U.S. issuers may include investment in depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”). U.S. dollar-denominated ADRs, which are traded in the United States on exchanges in off exchange markets, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers’ stock, the Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Fund also may invest in EDRs, GDRs, and in other similar instruments representing securities of foreign companies. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. EDRs, in bearer form, are designed for use in European securities markets and are not necessarily denominated in the currency of the underlying security.

Certain depositary receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.

Preferred Securities

Preferred securities are generally equity securities of the issuer that have priority over the issuer’s common shares as to the payment of dividends (i.e., the issuer cannot pay dividends on its common shares until the dividends on the preferred shares are current) and as to the payout of proceeds of bankruptcy or other liquidation, but are subordinate to an issuer’s senior debt and junior debt as to both types of payments. Additionally, in a bankruptcy or other liquidation, preferred securities are generally subordinate to an issuer’s trade creditors and other general obligations.

Preferred securities pay a dividend, typically contingent both upon declaration by the issuer’s board and on the existence of current earnings (or retained earnings) in sufficient amount to source the payment. Preferred securities typically have no ordinary right to vote for the board of directors, except in some cases voting rights may arise if the issuer fails to pay the preferred share dividends. Preferred securities may be perpetual or have a term and typically have a fixed liquidation (or “par”) value.

Hybrid-preferred securities often behave as investments similarly to traditional preferred securities and are regarded by investors as being part of the preferred securities market. Hybrid-preferred securities possess varying combinations of features of both debt and preferred shares, and they may constitute senior debt, junior debt or preferred shares in an issuer’s capital structure. As such, hybrid-preferred securities may not be subordinate to a company’s debt securities (as are traditional preferred securities). Given the various debt and equity characteristics of hybrid-preferred securities, whether a hybrid-preferred security is classified as debt or equity for purposes of reporting the Fund’s portfolio holdings may be based on the portfolio managers’ determination as to whether its debt or preferred features are preponderant, or based on the assessment of an independent data provider. Such determinations may be subjective.

Dividend or interest payments on preferred securities may be cumulative or non-cumulative and often can be skipped or deferred, without limitation. The dividend rates on preferred securities may be fixed or floating, or convert from fixed to floating at a specified future time. Floating rate and fixed-to-floating-rate preferred securities may be traditional preferred or hybrid-preferred securities. Floating rate preferred securities pay a rate of income that resets periodically based on short- and/or longer-term interest rate benchmarks. If the associated interest rate benchmark rises, the return offered by the floating rate security may rise as well, making such securities less price-sensitive to rising interest rates (or yields). Similarly, a fixed-to-floating-rate security may be less price-sensitive to rising interest rates (or yields), because the period over which the rate of payment is fixed is shorter than the maturity term of the security, after which period a floating rate of payment applies.

Loans of Portfolio Securities

To increase income, the Fund may, consistent with applicable regulatory requirements, lend its portfolio securities to securities broker-dealers or financial institutions if (i) the loan is collateralized in accordance with applicable regulatory requirements and (ii) no loan will cause the value of all loaned securities to exceed 331/3% of the value of the Fund’s total assets. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially. There can be no assurance that borrowers will not fail financially. On termination of the loan, the borrower is required to return the securities to the Fund, and any gain or loss in the market price during the term of the loan would inure to the Fund. If the other party to the loan petitions for bankruptcy or becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund could suffer a loss.

Stressed, Distressed and Defaulted Investments

The Fund may invest in loans, debt securities and other instruments of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other stressed issuers. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

The Fund may invest in loans, debt securities and other instruments that are in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy bankruptcy or other reorganization proceedings, during which the issuer might not make any interest or other payments.

Distressed and defaulted instruments generally present the same risks as investment in below investment grade instruments. However, in most cases, these risks are of a greater magnitude because of the uncertainties of investing in an issuer undergoing financial distress. Distressed instruments present a risk of loss of principal value, including potentially a total loss of value. Distressed instruments may be highly illiquid and the prices at which they may be sold may represent a substantial discount to what the Sub-Adviser believes to be their ultimate value.

The ability of the Fund to obtain a profit from these investments may often depend upon factors that are intrinsic to the particular issuer, rather than the market as a whole. Appreciation in the value of such investments may be contingent upon the occurrence of certain events, such as a successful reorganization or merger. If the expected event does not occur, the Fund may incur a loss on the position. Stressed and distressed investments may have a limited trading market, resulting in limited liquidity and presenting difficulties to the Fund in valuing its positions. Stressed and distressed investments by the nature of their issuers’ leveraged capital structures, will involve a high degree of financial risk. These investments may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. In addition, these investments may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency. Adverse changes in the financial condition of an issuer or in general economic conditions (or both) may impair the ability of such issuer to make payments on the subordinated securities and result in defaults on and declines in the value of such securities more quickly than in the case of the senior obligations of such issuer.

Uncertain Exit Strategies.    Due to the illiquid nature of many stressed and distressed investments, as well as the uncertainties of the reorganization and active management process, the Sub-Adviser may be unable to predict with confidence what the exit strategy will ultimately be for any given position, or that one will definitely be available. Exit strategies that appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized, due to economic, legal, political or other factors.

Control Position Risk.    Certain stressed and distressed investment opportunities may allow a holder to have significant influence on the management, operations and strategic direction of the portfolio companies in which it invests. The exercise of control and/or significant influence over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management and other types of liability in which the limited liability generally characteristic of business operations may be ignored. The exercise of control and/or significant influence over a portfolio company could expose the assets of the Fund to claims by such portfolio company, its securities holders and its creditors. While the Sub-Adviser intends to manage the Fund in a way that will minimize exposure to these risks, the possibility of successful claims cannot be precluded.

Short Sales

The Fund may engage in short sales in an amount not to exceed 10% of its Managed Assets. A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price at a later date and therefore profit from the difference between the cost to replace the securities and the proceeds received from the earlier sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker, and will accrue interest, until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. In addition, the Fund will place in a segregated account an amount of cash and/or liquid securities equal to the difference, if any, between (i) the market value of the securities sold at the time they were sold short, and (ii) any cash and/or liquid securities deposited as collateral with the broker in connection with the short sale.

The Fund may use derivative transactions, including futures, options, swaps, credit default swaps, total return swaps, forward sales or other transactions, to effectuate short exposure in the portfolio.

The possible losses from selling short a security differ from losses that could be incurred from a cash investment in the security; the former may be unlimited, whereas the latter can only equal the total amount of the cash investment. Short selling activities are also subject to restrictions imposed by the federal securities laws and the various national and regional securities exchanges, which restrictions could limit the Fund’s investment activities. There can be no assurance that securities necessary to cover a short position will be available for purchase.

Synthetically created short positions will involve both hedging situations, where the position is intended to wholly or partially offset risk associated with another position in a related security, and speculative situations, where the Sub-Adviser uses shorting techniques to take advantage of the decline in the price of particular assets. The Fund will generally realize a profit or a loss as a result of a synthetically created short position if the value of the underlying asset decreases or increases respectively during the relevant term of the short position. In addition, the Fund will be required to post collateral on such positions as required pursuant to the agreement with the relevant transaction counterparty. The use of short selling through credit default swaps and total return swaps will subject the Fund to counterparty credit risk in the event of a default by the counterparty which could result in the loss of collateral posted with such counterparty and gains to which the Fund would otherwise be entitled absent the default of the counterparty. In addition, depending on the nature of the synthetic instrument used by the Fund to create short exposure, the Fund could be subject to the risk of unlimited losses.

Derivatives

The Fund may, but is not required to, use various derivatives transactions for hedging and risk management purposes, to facilitate portfolio management and to earn income or enhance total return. The use of derivatives transactions to earn income or enhance total return may be particularly speculative. Derivatives are financial instruments the value of which is derived from a reference instrument. The Fund may engage in a variety of derivatives transactions, including options, swaps, swaptions, futures contracts, options on futures contracts and forward currency contracts and options on forward currency contracts. The Fund may purchase and sell exchange-listed, centrally cleared and off-exchange derivatives. If a derivative is centrally cleared, a central clearing entity stands between the two parties to the trade as counterparty to each. The Fund may utilize derivatives that reference one or more securities, indices, commodities, currencies or interest rates. In addition, the Fund may utilize new techniques, transactions, instruments or strategies that are developed or permitted as regulatory changes occur. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. If the Fund invests in a derivative for speculative purposes, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The use of derivatives may involve substantial economic leverage and consequently substantial volatility.

There is no assurance that these derivative strategies will be available at any time, that the Sub-Adviser will determine to use them for the Fund or, if used, that the strategies will be successful.

Options.    An option on a security (or an index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or “strike” price. The writer of a call option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price. The writer of a put option has the obligation upon exercise of the option to pay the exercise price upon delivery of the underlying security. The Fund may buy, sell and write exchange-traded and off-exchange call and put options.

If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium the Fund received at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security or index, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires.

The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series. The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index and the time remaining until the expiration date.

The Fund may buy or write straddles consisting of a combination of a call and a put written on the same underlying security. A straddle will be covered when sufficient assets are deposited to meet the Fund’s immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.”

The Fund may “cover” its obligations when it writes call options or put options. In the case of a call option on a credit instrument or other security, the option is covered if the Fund owns the instrument underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other liquid assets in such amount are segregated by its custodian) upon conversion or exchange of other instruments held by the Fund.

A call option written on an instrument is also “covered” if the Fund does not hold the underlying instrument or have the right to acquire it (a so-called “naked” call option), but the Fund segregates liquid assets in an amount equal to the contract value of the position (minus any collateral deposited with a broker-dealer), on a mark-to-market basis.

For a call option on an index, the option is covered if the Fund segregates liquid assets in an amount equal to the contract value of the index. A call option is also covered if the Fund holds a call on the same index or security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated liquid assets. A put option on a security or an index is covered if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets. Obligations under written call and put options so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restrictions concerning senior securities and borrowings.

A put option written by the Fund is “covered” if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets.

Futures and Options on Futures.    The Fund may buy, sell and write futures contracts that relate to: interest rates, credit instruments and related indices, volatility indices, credit-linked notes and individual stocks and stock indices.

A futures contract is an agreement between two parties to buy and sell a security, index or interest rate (each a “financial instrument”) for a set price on a future date. Certain futures contracts, such as futures contracts relating to individual securities, call for making or taking delivery of the underlying financial instrument. However, these contracts generally are closed out before delivery by entering into an offsetting purchase or sale of a matching futures contract (same exchange, underlying financial instrument, and delivery month). Other futures contracts, such as futures contracts on interest rates and indices, do not call for making or taking delivery of the underlying financial instrument, but rather are agreements pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the financial instrument at the close of the last trading day of the contract and the price at which the contract was originally written. These contracts also may be settled by entering into an offsetting futures contract.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the futures broker, known as a futures commission merchant (“FCM”), an amount of cash or securities equal to a varying specified percentage of the contract amount. This amount is known as initial margin. The margin deposit is intended to ensure completion of the contract. Minimum initial margin requirements are established by the futures exchanges and may be revised. In addition, FCMs may establish margin deposit requirements that are higher than the exchange minimums. Cash held in the margin account generally is not income producing. However, coupon-bearing securities, such as Treasury securities, held in margin accounts generally will earn income. Subsequent payments to and from the FCM, called variation margin, will be made on a daily basis as the price of the underlying financial instrument fluctuates, making the futures contract more or less valuable, a process known as marking the contract to market. Changes in variation margin are recorded by the Fund as unrealized gains or losses. At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position that will operate to terminate its position contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a gain or loss. In the event of the bankruptcy or insolvency of an FCM that holds margin on behalf of the Fund, the Fund may be entitled to the return of margin owed to it only in proportion to the amount received by the FCM’s other customers, potentially resulting in losses to the Fund. Futures transactions also involve brokerage costs and the Fund may have to segregate additional liquid assets in accordance with applicable SEC requirements under the 1940 Act.

The Fund also may buy and write options on the futures contracts in which it may invest (“futures options”) and may buy or write straddles, which consist of a call and a put option on the same futures contract. A futures option gives the purchaser of such option the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call futures option, the purchaser acquires a long position contract and the writer is assigned the opposite short position. Upon the exercise of a put futures option, the opposite is true. The Fund will only write futures options and straddles which are “covered.” This means that, when writing a call option, the Fund must either segregate liquid assets with a value equal to the fluctuating market value of the optioned futures contract, or the Fund must own an option to purchase the same futures contract having an exercise price that is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated liquid assets. When writing a put option, the Fund must segregate liquid assets in an amount not less than the exercise price, or own a put option on the same futures contract where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets. A straddle will be covered when sufficient assets are deposited to meet the Fund’s immediate obligations. The Fund may use the same liquid assets to cover both the call and put options in a straddle where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.”

Swaps.    Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount” (i.e., the dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index). The “notional amount” of the swap agreement is only a basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange. The Fund’s obligations (or rights) under a swap agreement generally will be equal only to the “net amount” to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement. The Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by marking as segregated liquid, unencumbered assets.

Credit Default Swaps.    The Fund may enter into credit default swap agreements and similar agreements. Among other purposes, credit default swaps provide investment exposure to changes in credit spreads and relative interest rates. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund (including a “basket” of securities representing an index). The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for delivery of an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.

Total Return Swaps.    The Fund may enter into total return swaps. Total return swaps are used as substitutes for owning a particular physical security, or the securities comprising a given market index, or to obtain exposure in markets where no physical securities are available such as an interest rate index. Total return refers to the payment (or receipt) of the total return on the security, index or other instrument underlying the swap, which is then exchanged for the receipt (or payment) of a floating interest rate. Total return swaps provide the Fund with the additional flexibility of gaining exposure to a particular security or index by using the most cost-effective vehicle available. Total return swaps provide the Fund with the opportunity to actively manage the cash maintained by the Fund as a result of not having to purchase the actual securities or other instruments underlying the swap. The cash backing total return swaps is actively managed to seek to earn a return in excess of the floating rate paid on the swap.

Interest Rate Swaps.    Interest rate swaps involve the exchange by the Fund with another party of respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments).

Currency Swaps.    Currency swaps involve the exchange of the two parties’ respective commitments to pay or receive fluctuations with respect to a notional amount of two different currencies (e.g., an exchange of payments with respect to fluctuations in the value of the U.S. dollar relative to the Japanese yen).

Swaptions.    The Fund may enter into “swaptions,” which are options on swap agreements. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

Credit-Linked Securities.    Credit-linked securities are issued by a limited purpose trust or other vehicle that, in turn, invests in a derivative or basket of derivatives, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. Like an investment in a bond, investments in these credit-linked securities represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the derivatives and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive. The Fund’s investments in these instruments are indirectly subject to the risks associated with derivatives, including, among others, counterparty risk, credit risk and leverage risk. There may be no established trading market for these securities.

Synthetic Investments.    As an alternative to holding investments directly, the Fund may also obtain investment exposure to investments in which the Fund may invest directly through the use of derivative instruments. The Fund may utilize swaps, options, forwards, notional principal contracts or other derivative instruments to replicate, modify or replace the economic attributes associated with an investment in which the Fund may invest directly. To the extent that the Fund invests in synthetic investments with economic characteristics similar to CLO Investments, the value of such investments will be counted for purposes of the Fund’s policy of investing at least 80% of its assets in CLO Investments.

Rule 18f-4.    Rule 18f-4 requires registered investment companies to adopt written policies and procedures reasonably designed to manage their derivatives risks. In the event that the Fund’s derivatives exposure exceeds 10% of its net assets, the Fund will be required to adopt a written derivatives risk management program and comply with a value-at-risk based limit on leverage risk. The Board of Trustees has an oversight role in ensuring these requirements are being taken into account and, if required, will appoint a derivatives risk manager to handle the day-to-day responsibilities of the derivatives risk management program.

Derivatives Risk.    The use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments, and the use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than the Fund’s initial investment in the derivatives. Thus, the use of derivatives may result in losses in excess of principal or greater than if they had not been used. The ability to successfully use derivative instruments depends on the ability of the Sub-Adviser. The skills needed to employ derivatives strategies are different from those needed to select a portfolio security and, in connection with such strategies, the Sub-Adviser must make predictions with respect to market conditions, liquidity, currency movements, market values, interest rates and other applicable factors, which may be inaccurate. The use of derivative instruments may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. The Fund may also have to defer closing out certain derivative positions to avoid adverse tax consequences and there may be situations in which derivative instruments are not elected that result in losses greater than if such instruments had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative instruments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain. Changes to the derivatives markets as a result of the Dodd-Frank Act and other government or international regulation may also have an adverse effect on the Fund’s ability to make use of derivative transactions.

In addition, the use of derivatives is subject to other risks, each of which may create additional risk of loss, including liquidity risk, interest rate risk, credit risk and management risk as well as the following risks:

•        Correlation Risk.    Imperfect correlation between the value of derivative instruments and the underlying assets of the Fund creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio.

•        Duration Mismatch Risk.    The duration of a derivative instrument may be significantly different than the duration of the related liability or asset.

•        Valuation Risk.    The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying asset, reference rate or index, which may also be subject to volatility. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter and not on an exchange.

•        Liquidity Risk.    Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets the Fund may not be able to close out a position without incurring a loss.

•        Counterparty Risk.    Derivative instruments also involve exposure to counterparty risk, since contract performance depends in part on the financial condition of the counterparty. See “— Counterparty Risk” below.

In addition, the Sub-Adviser may cause the Fund to invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed, to the extent such opportunities are both consistent with the Fund’s investment objective and legally permissible. Any such investments may expose the Fund to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or the Sub-Adviser determines to make such an investment on behalf of the Fund.

Off-Exchange Derivatives Risk.    The Fund may invest a portion of its assets in investments which are not traded on organized exchanges and as such are not standardized. Such transactions may include forward contracts, swaps or options. While some markets for such derivatives are highly liquid, transactions in off-exchange derivatives may involve greater risk than investing in exchange-traded derivatives because there is no exchange market on which to close out an open position. It may be impossible to liquidate an existing position, to assess the value of the position arising from an off-exchange transaction or to assess the exposure to risk. Bid and offer prices need not be quoted and, even where they are, they will be established by dealers in these instruments and consequently it may be difficult to establish what is a fair price. In respect of such trading, the Fund is subject to the risk of counterparty failure or the inability or refusal by a counterparty to perform with respect to such contracts. Market illiquidity or disruption could result in major losses to the Fund.

Options Risk.    Trading in options involves a number of risks. Specific market movements of the option and the instruments underlying an option cannot be predicted. No assurance can be given that a liquid offset market will exist for any particular option or at any particular time. If no liquid offset market exists, the Fund might not be able to effect an offsetting transaction in a particular option. To realize any profit in the case of an option, therefore, the option holder would need to exercise the option and comply with margin requirements for the underlying instrument. A writer could not terminate the obligation until the option expired or the writer was assigned an exercise notice. The purchaser of an option is subject to the risk of losing the entire purchase price of the option. The writer of an option is subject to the risk of loss resulting from the difference between the premium received for the option and the price of the futures contract underlying the option that the writer must purchase or deliver upon exercise of the option. The writer of a naked option may have to purchase the underlying contract in the market for substantially more than the exercise price of the option in order to satisfy his delivery obligations. This could result in a large net loss.

Futures Risk.    Futures contracts markets are highly volatile and are influenced by a variety of factors, including national and international political and economic developments. In addition, because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the trader. Moreover, futures positions are marked to market each day and variation margin payment must be paid to or by a trader. Positions in futures contracts may be closed out only on the exchange on which they were entered into or through a linked exchange, and no secondary market exists for such contracts. Certain futures exchanges do not permit trading in particular futures contracts at prices that represent a fluctuation in price during a single day’s trading beyond certain set limits. If prices fluctuate during a single day’s trading beyond those limits, the Fund could be prevented from promptly liquidating unfavorable positions and thus be subjected to substantial losses. When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the futures contracts and the underlying investment sought to be hedged may prevent the Fund from achieving the intended hedging effect or expose the Fund to the risk of loss.

Swaps Risk.    Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns earned on specified assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular foreign currency. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary securities transactions. There are risks relating to the financial soundness and creditworthiness of the counterparty to swap agreements. If the other party to an interest rate swap defaults, the Fund’s risk of credit loss may be the amount of interest payments that the Fund is contractually obligated to receive on a net basis. However, where swap agreements require one party’s payments to be “up-front” and timed differently than the other party’s payments (such as is often the case with currency swaps), the entire principal value of the swap may be subject to the risk that the other party to the swap will default on its contractual delivery obligations. The investment performance of the Fund, however, may be adversely affected by the use of swaps if the Sub-Adviser’s forecasts of market values, interest rates or currency exchange rates are inaccurate.

Credit Default Swaps Risk.    The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. The Fund may be either the buyer or seller in a credit default swap transaction. If the Fund is a buyer and no event of default occurs, the Fund may lose its investment and recover nothing. However, if an event of default occurs, the Fund (if the buyer) will receive the full notional value of the reference obligation that may have little or no value. As a seller, the Fund receives a fixed rate of income throughout the term of the contract provided that there is no default event. If an event of default occurs, the Fund must pay the buyer the full notional value of the reference obligation. Credit default swap transactions involve greater risks than if a Fund had invested in the reference obligation directly. Credit default swaps are subject to the risk of non-performance by the swap counterparty, including risks relating to the financial soundness and creditworthiness of the swap counterparty.

Hedging Transactions Risk.    The success of any hedging strategy utilized by the Fund’s will be subject to the Sub-Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the Sub-Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner.

While the Fund may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Fund than if it had not engaged in any such hedging transactions. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of those portfolio positions or prevent losses if the values of those positions decline. Rather, it establishes other positions designed to gain from those same declines, thus seeking to moderate the decline in the portfolio position’s value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. For a variety of reasons, the Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs. The Sub-Adviser may determine, in its sole discretion, not to hedge against certain risks and certain risks may exist that cannot be hedged. Furthermore, the Sub-Adviser may not anticipate a particular risk so as to hedge against it effectively. The successful utilization of hedging and risk management transactions requires skills complementary to those needed in the selection of the Fund’s portfolio holdings.

The Fund may seek to hedge currency risks by investing in currencies, currency exchange forward or futures contracts, swaps, swaptions or any combination thereof (whether or not exchange-traded), but these or other instruments necessary to hedge such currency risks may not generally be available, may not provide a perfect hedge or may not be, in the Sub-Adviser’s judgment, economically priced. There can be no assurance that these strategies will be effective, and such techniques entail costs and additional risks.

Counterparty Risk.    Counterparty risk is the risk that a counterparty to a Fund transaction (e.g., prime brokerage or securities lending arrangement or derivatives transaction) will be unable or unwilling to perform its contractual obligation to the Fund. The Fund will be exposed to credit risks that the counterparty may be unwilling or unable to make timely payments or otherwise meet its contractual obligations. If the counterparty becomes bankrupt or defaults on (or otherwise becomes unable or unwilling to perform, the risk of which is particularly acute under current conditions) its payment or other obligations to the Fund, the Fund may not receive the full amount that it is entitled to receive or may experience delays in recovering the collateral or other assets held by, or on behalf of, the counterparty. The Fund bears the risk that counterparties may be adversely affected by legislative or regulatory changes, adverse market conditions (such as the current conditions), increased competition, and/or wide scale credit losses resulting from financial difficulties of the counterparties’ other trading partners or borrowers. If a counterparty’s credit becomes significantly impaired, requests for collateral posting could increase the risk that the Fund will not receive adequate collateral. Concerns about, or a default by, one large market participant could lead to significant liquidity problems for other participants.

The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives transactions since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing organization for performance of financial obligations under the derivative contract. However, there can be no assurance that a clearing organization, or its members, will satisfy its obligations to the Fund.

Synthetic Investment Risk.    The Fund may be exposed to certain additional risks should the Sub-Adviser use derivatives transactions as a means to synthetically implement the Fund’s investment strategies. Customized derivative instruments will likely be highly illiquid, and it is possible that the Fund will not be able to terminate such derivative instruments prior to their expiration date or that the penalties associated with such a termination might impact the Fund’s performance in a materially adverse manner. Synthetic investments may be imperfectly correlated to the investment the Sub-Adviser is seeking to replicate. There can be no assurance that the Sub-Adviser’s judgments regarding the correlation of any particular synthetic investment will be correct. The Fund may be exposed to certain additional risks associated with derivatives transactions should the Sub-Adviser use derivatives as a means to synthetically implement the Fund’s investment strategies. The Fund would be subject to counterparty risk in connection with such transactions. If the Fund enters into a derivative instrument whereby it agrees to receive the return of a security or financial instrument or a basket of securities or financial instruments, it will typically contract to receive such returns for a predetermined period of time. During such period, the Fund may not have the ability to increase or decrease its exposure. In addition, such customized derivative instruments will likely be highly illiquid, and it is possible that the Fund will not be able to terminate such derivative instruments prior to their expiration date or that the penalties associated with such a termination might impact the Fund’s performance in a material adverse manner. Furthermore, certain derivative instruments typically contain provisions giving the counterparty the right to terminate the contract upon the occurrence of certain events, such as a decline in the value of the reference securities and material violations of the terms of the contract or the portfolio guidelines as well as other events determined by the counterparty. If a termination were to occur, the Fund’s return could be adversely affected as it would lose the benefit of the indirect exposure to the reference securities and it may incur significant termination expenses.

Derivatives Legislation and Regulatory Risk.    The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC have promulgated a variety of rules pursuant to financial reform legislation enacted in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the passage of the Dodd-Frank Act has led to extensive rulemaking and regulatory changes affecting funds, fund managers and the financial industry as a whole. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter derivatives market in an attempt to increase transparency and accountability and provides for, among other things, clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. The CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act; however, some of these provisions and other rulemaking areas authorized by the Dodd-Frank Act remain subject to further final rulemaking and clarifications. The Dodd-Frank Act and follow-on regulations could adversely affect the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny may increase the Fund’s, the Adviser’s and the Sub-Adviser’s exposure to potential liabilities.

Commodities Regulation

CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the CEA with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.

LEVERAGE

The Fund may use leverage to the extent permitted by the 1940 Act for strategic or tactical purposes in seeking to achieve its investment objective.

The Fund may use leverage through (i) the issuance of senior securities representing indebtedness, including through borrowing from financial institutions or issuance of debt securities, including notes or commercial paper (collectively, “Indebtedness”), (ii) the issuance of preferred shares (“Preferred Shares”) and/or (iii) reverse repurchase agreements, securities lending, short sales or derivatives, such as swaps, futures or forward contracts, that have the effect of leverage (“portfolio leverage”).

Use of leverage creates an opportunity for increased income and capital appreciation but, at the same time, creates special risks. The use of leverage would cause the Fund’s NAV and level of distributions to be more volatile than if leverage were not used. The costs associated with the issuance of leverage would be borne by the Fund, which will result in a reduction of NAV of the Shares and as a result such costs will be borne by Shareholders. The fees paid to the Adviser, and thereby to the Sub-Adviser, will be calculated on the basis of the Fund’s Managed Assets, including any proceeds from leverage, so the fees paid to the Adviser and Sub-Adviser will be higher when leverage is utilized. Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of leverage, which means that Shareholders effectively bear the entire management fee. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.

Indebtedness

The Fund’s Declaration of Trust provides that the Board of Trustees may authorize the borrowing of money by the Fund, without the approval of the holders of the Shares. The Fund may issue notes or other evidences of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise subjecting the Fund’s assets as security.

Under the 1940 Act, the Fund may not incur Indebtedness if, immediately after incurring such Indebtedness, the Fund would have an asset coverage (as defined in the 1940 Act) of less than 300% (i.e., the value of the Fund’s total assets less liabilities other than the principal amount represented by Indebtedness must be at least 300% of the principal amount represented by Indebtedness at the time of issuance). In addition, the Fund generally is not permitted to declare any cash dividend or other distribution on the Shares unless, at the time of such declaration and after deducting the amount of such dividend or other distribution, the Fund maintains asset coverage of 300%. However, the foregoing restriction does not apply with respect to certain types of Indebtedness of the Fund, including a line of credit or other privately arranged borrowings from a financial institution. If the Fund utilizes Indebtedness, the Fund intends, to the extent possible, to prepay all or a portion of the principal amount of any outstanding Indebtedness to the extent necessary to maintain the required asset coverage. The Fund may also utilize Indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.

The terms of any such Indebtedness may require the Fund to pay a fee to maintain a line of credit, such as a commitment fee, or to maintain minimum average balances with a lender. Any such requirements would increase the cost of such Indebtedness over the stated interest rate. Such lenders would have the right to receive interest on and repayment of principal of any such Indebtedness, which right will be senior to those of the Shareholders. Any such Indebtedness may contain provisions limiting certain activities of the Fund, including the payment of dividends to Shareholders in certain circumstances. Any Indebtedness will likely be ranked senior or equal to all other existing and future Indebtedness of the Fund. If the Fund utilizes Indebtedness, the Shareholders will bear the offering costs of the issuance of any Indebtedness.

Certain types of Indebtedness subject the Fund to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Certain Indebtedness issued by the Fund also may subject the Fund to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for such Indebtedness. Such guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Sub-Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

The 1940 Act grants to the lenders to the Fund, under certain circumstances, certain voting rights in the event of default in the payment of interest on or repayment of principal. Failure to maintain certain asset coverage requirements could result in an event of default and entitle the debt holders to elect a majority of the Board of Trustees.

The Fund has no present intention to incur Indebtedness, although it may do so.

Preferred Shares

The Fund’s Declaration of Trust provides that the Board of Trustees may authorize and issue an unlimited amount of Preferred Shares with rights as determined by the Board of Trustees, by action of the Board of Trustees without prior approval of the Shareholder.

Under the 1940 Act, the Fund may not issue Preferred Shares if, immediately after issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than 200% (i.e., for every dollar of Preferred Shares outstanding, the Fund is required to have at least two dollars of total assets, including the proceeds of leverage). The Fund would not be permitted to declare any distribution (unless payable in stock) on its capital stock or purchase its capital stock unless, at the time of such declaration or purchase, the Fund has an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as applicable.

If the Fund has Preferred Shares outstanding, two of the Fund’s Trustees will be elected by the holders of Preferred Shares voting separately as a class. The remaining Trustees of the Fund will be elected by Shareholders and preferred shareholders voting together as a single class. In the event dividends on the Preferred Shares are unpaid in an amount equal to two full years’ dividends on such securities, holders of Preferred Shares would be entitled to elect a majority of the directors of the Fund (subject to any prior rights, if any, of the holders of any other class of senior securities outstanding) and continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for. Additionally, the holders of Preferred Shares would have separate voting rights for certain matters pursuant to the 1940 Act and the terms of the Preferred Shares.

In addition, as a condition to obtaining ratings on the Preferred Shares, the terms of the Preferred Shares would be expected to include asset coverage maintenance provisions that would require the redemption of Preferred Shares in the event of non-compliance by the Fund and might also prohibit dividends and other distributions on the Shares in such circumstances. In order to meet such redemption requirements, the Fund might have to liquidate portfolio securities. These liquidations and redemptions would cause the Fund to incur related transaction costs and could result in capital losses. Prohibitions on dividends and other distributions could impair the Fund’s ability to qualify as a RIC under the Code.

If the Fund issues Preferred Shares, it may be subject to certain restrictions imposed by guidelines of one or more ratings agencies that may issue ratings for Preferred Shares issued by the Fund. These guidelines would be expected to impose asset coverage or portfolio composition requirements that would be more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines would impede the Sub-Adviser from managing the Fund’s portfolio in accordance with its investment objective and policies.

The Fund has no present intention to issue Preferred Shares, although it may do so.

Derivatives

In addition, the Fund may engage in certain derivatives transactions that have economic characteristics similar to leverage. Pursuant to Rule 18f-4 under the 1940 Act, the Fund uses derivative transactions in a limited manner and has adopted policies and procedures designed to manage the Fund’s level of derivatives exposure. As a result, the Fund’s obligations under such transactions will not be considered indebtedness for purposes of the 1940 Act, including the asset coverage requirements applicable to indebtedness under the 1940 Act.

Leverage Risk

The Fund may use leverage to the maximum extent permitted by the 1940 Act for strategic or tactical purposes in seeking to achieve its investment objective. In addition, the Fund may borrow to the maximum extent permitted under the 1940 Act to finance repurchase requests. The Fund expects that such borrowings will be pursuant to a credit facility, however the Fund currently does not have access to a credit facility and there cannot be any assurance that the Fund will be able to obtain access to a credit facility.

There can be no assurance that the Adviser’s and the Sub-Adviser’s expectations will be realized or that a leveraging strategy will be successful in any particular time period. Use of leverage creates an opportunity for increased income and capital appreciation but, at the same time, creates special risks. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. There can be no assurance that a leveraging strategy will be utilized or will be successful.

The use of leverage by the Fund will cause the NAV of the Shares to fluctuate significantly in response to changes in interest rates and other economic indicators. As a result, the NAV and dividend rate of the Shares is likely to be more volatile than those of a closed-end management investment company that is not exposed to leverage. In a declining market the use of leverage may result in a greater decline in the NAV of the Shares than if the Fund were not leveraged.

Leverage will increase operating costs, which may reduce total return. The Fund will have to pay interest on its Indebtedness, if any, which may reduce the Fund’s return. This interest expense may be greater than the Fund’s return on the underlying investment, which would negatively affect the performance of the Fund. Increases in interest rates that the Fund must pay on its Indebtedness will increase the cost of leverage and may reduce the return to Shareholders.

Certain types of Indebtedness subject the Fund to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Certain Indebtedness issued by the Fund also may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for such Indebtedness. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

The Fund may have leverage outstanding during a shorter-term period during which such leverage may not be beneficial if the Fund believes that the long-term benefits of such leverage would outweigh the costs and portfolio disruptions associated with redeeming and reissuing such leverage. However, there can be no assurance that the Fund’s judgment in weighing such costs and benefits will be correct.

During the time in which the Fund is utilizing leverage, the amount of the fees paid to the Adviser, and thereby to the Sub-Adviser, for investment advisory services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund’s Managed Assets, including proceeds of leverage. This may create a conflict of interest between the Adviser and the Sub-Adviser on the one hand and the Shareholders, as holders of indebtedness, preferred shares or other forms of leverage do not bear the management fee. Rather, Shareholders bear the portion of the management fee attributable to assets purchased with the proceeds of leverage, which means that Shareholders effectively bear the entire management fee. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.

To the extent that the Fund increases its net assets as a result of sales of additional Shares, the Fund will be required to incur additional financial leverage in order to maintain its then current levels of financial leverage as a percentage of Managed Assets. There can be no assurance that the Fund will be able to incur such additional financial leverage or to do so on favorable terms.

MANAGEMENT OF THE FUND

Board of Trustees

Overall responsibility for management and supervision of the Fund rests with the Board of Trustees (the “Board” or “Board of Trustees”). The Board of Trustees approves all significant agreements between the Fund and the companies that furnish the Fund with services, including agreements with the Adviser and the Sub-Adviser.

Trustees serve until their successors have been duly elected. Following is a list of the names, business addresses, dates of birth, present positions with the Fund, length of time served with the Fund, principal occupations during the past five years and other directorships held by each Trustee.

Name, Business Address(1) and Year of Birth	Position(s) Held with Trust	Term of Office(2) and Length of Time Served	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex(3) Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years
INDEPENDENT TRUSTEES:
Danielle Cupps Year of Birth: 1970	Trustee	Trustee since 2024	Former: Director, Digital Customer Engagement, McDonald’s Corporation (2019 – 2022); Managing Director, Kinzie Capital Partners (2018) (private equity); Managing Director, BLG Capital Advisors (2016 – 2018) (family office); Director, Finance and Chief of Staff to CFO, Boeing Company (2006 – 2012); Vice President, Code Hennessy & Simmons LLC (2000 – 2005) (private equity); Associate, Goldman, Sachs & Co. (1998 – 2000).	3	None.
Gregory G. Dingens Year of Birth: 1964	Trustee (Chair of the Board)	Trustee since 2024	Current: Member, Siena Capital Partners GP LLC (2006 – present) (private investment fund. Former: Executive Vice President, Monroe Financial Partners, Inc. (2006 – 2024) (investment banking and trading); Managing Director, Lehman Brothers (2004 – 2006); Managing Director, Merrill Lynch (1993 – 2003).	3	Current: Infusion Marketing Group, LLC (2024 – present) (services to financial service companies).
Philip G. Franklin Year of Birth: 1951	Trustee	Trustee since 2024	Former: Chief Financial Officer and Executive Vice President, Littelfuse, Inc. (1998 – 2016) (electronics components); Chief Financial Officer and Vice President, OmniQuip International (1995 – 1998) (construction equipment).	3	Current: TTM Technologies Inc. (2011 – present). Former: Chairman, Tribune Publishing Company (Tronc, Inc.) (2014 – 2021).
Scott Craven Jones Year of Birth: 1962	Trustee	Trustee since 2024	Current: Director, Carne Global Financial Services (US) LLC (2013 – present); Managing Director, Park Agency, Inc. (2020 – present).	3

Current: Madison Funds
(2021 – present);
Madison Funds
(15 portfolios)
(2019 – present); Manager
Directed Portfolios, a
U.S. Bancorp series trust
(13 portfolios)
(2016 – present).

Former: Guestlogix Inc.
(2015 – 2016)
(travel technology).

Name, Business Address(1) and Year of Birth	Position(s) Held with Trust	Term of Office(2) and Length of Time Served	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex(3) Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years
INTERESTED TRUSTEES:
Theodore J. Brombach* Year of Birth: 1963	Trustee, President and Chief Executive Officer	Trustee since 2024	Current: Co-Chief Executive Officer of XAI (2016 – present); Co-Founding Partner of XMS Capital Partners, LLC (2006 – present). Former: Co-Head of Midwest Investment Banking, Managing Director, Founding Member of Financial Sponsors Group at Morgan Stanley (1990 – 2006); Analyst, Kidder, Peabody & Co. (1985 – 1988).	2

Former: RiverWood Bank
(2006 – 2024); Power &
Digital Infrastructure
Acquisition II Corp.
(Chair of the Board)
(2021 – 2024).

Power & Digital
Infrastructure Acquisition
Corp. (Chair of the Board)
(2020 – 2022).

William T. Meyers** Year of Birth: 1966	Trustee	Trustee since 2024	Current: President of Riivendell Financial Group, LLC (2021 – present). Former: Senior Advisor, XAI (2021 – 2023); Senior Managing Director (2017 – 2020), Managing Director (2016 – 2017) of Nuveen Securities, LLC and Nuveen Fund Advisors, LLC; Senior Vice President (2010 – 2016) of Nuveen, has held various positions with Nuveen since 1991.	3	None.

____________

*       Mr. Brombach is an “interested person” of the Fund because of his position as an officer of the Adviser and certain of its affiliates.

**     Mr. Meyers is an “interested person” of the Fund because of his prior position as a Senior Adviser of the Adviser.

(1)    The business address of each Trustee of the Fund is 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, unless otherwise noted.

(2)    Each Trustee serves an indefinite term.

(3)    As of the date hereof, the “Fund Complex” includes the Fund, XAI Madison Equity Premium Income Fund, and XAI Octagon Floating Rate & Alternative Income Trust.

Trustee Qualifications

The Trustees were selected to serve on the Board based upon their skills, experience, judgment, analytical ability, diligence, ability to work effectively with other Trustees, availability and commitment to attend meetings and perform the responsibilities of a Trustee and a willingness to take an independent and questioning view of management.

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this SAI, that each Trustee should serve as a Trustee in light of the Fund’s business and structure. References to the qualifications, attributes and skills of Trustees do not constitute the holding out of any Trustee as being an expert under Section 7 of the Securities Act or the rules and regulations of the SEC.

Theodore J. Brombach.    Mr. Brombach has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2017. Through his over 30 years of investment experience in the financial industry, including as Co-Chief Executive Officer of XAI, founding partner of XMS Capital Partners, LLC, Chairman of Power & Digital Infrastructure Acquisition Corp., Chairman of Power & Digital Infrastructure Acquisition Corp. II, and Co-Head of Midwest Investment Banking at Morgan Stanley, Mr. Brombach is experienced in financial, regulatory and investment matters.

Danielle Cupps.    Ms. Cupps has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2017. Through her experience as a Director of CEO & Financial Communications, at McDonald’s Corporation, Managing Director at Kinzie Capital Partners, a private equity firm, Managing Director at BLG Capital Advisors, a family office managing a global portfolio of alternative assets, in various roles, including Director of Corporate and Strategic Development and Chief of Staff in the Office of the Chief Financial Officer, at Boeing Company, Vice President at Code Hennessy & Simmons LLC, a private equity firm, and Associate in the private equity funds group at Goldman, Sachs & Co., Ms. Cupps is experienced in financial, regulatory and investment matters.

Gregory G. Dingens.    Mr. Dingens has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2017. Through his over 25 years of investment management experience, including as Executive Vice President of Monroe Financial Partners, Inc., Member of Siena Capital Partners, a private investment fund, director of Qwickrate LLC, and Managing Director at both Lehman Brothers and Merrill Lynch, Mr. Dingens is experienced in financial, regulatory and investment matters.

Philip G. Franklin.    Mr. Franklin has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2017. Through his experience as Chairman of Tribune Publishing Company, Chief Financial Officer and Executive Vice President of Littelfuse, Inc. and Chief Financial Officer and Vice President at OmniQuip International, Mr. Franklin is experienced in financial, accounting and regulatory matters.

Scott Craven Jones.    Mr. Jones has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2017. Through his experience as a director at Carne Global Financial Services (US) LLC, Chief Operating Officer, Chief Financial Officer and Treasurer of Aurora Investment Management LLC, Executive Vice President and Chief Administrative Officer of Calamos Asset Management, Inc., Managing Director at Northern Trust Global Investments, in various roles at Nuveen Investments and as a trustee at various other fund complexes, Mr. Jones is experienced in financial, accounting, regulatory and investment matters.

William T. Meyers.    Mr. Meyers has served as a Trustee of the Fund since its commencement of operations, and as a trustee of funds in the Fund Complex since 2024. Mr. Meyers has more than 35 years of experience in the investment management industry, and has personally been involved in origination of more than 150 publicly-traded closed end products. Mr. Meyers was previously a Senior Managing Director at Nuveen Securities and Nuveen Fund Advisors, LLC. Mr. Meyers experience at Nuveen encompassed fund syndication, product development, and product and leverage management. He has a bachelor’s degree from Marquette University and an MBA from the University of Chicago Booth School of Business.

Executive Officers

The following information relates to the executive officers of the Fund who are not Trustees.

Name, Business Address(1) and Year of Birth	Position	Term of Office(2) and Length of Time Served	Principal Occupations During the Past Five Years
Derek Mullins c/o PINE Advisors LLC 501 S. Cherry St. Suite 610 Denver, CO 80246 Year of Birth: 1973	Chief Financial Officer and Treasurer	Officer since 2023	Current: Managing Partner, PINE Advisors LLC (2018 – present).
Benjamin D. McCulloch Year of Birth: 1981	Chief Legal Officer and Secretary	Officer since 2023

Current: General Counsel & Managing Director (2019 – present); Chief Compliance Officer (2021 – present), XAI.

Former: Associate, Drinker Biddle & Reath LLP (2015 – 2019); Associate Counsel, First Trust Portfolios LP (2012 – 2015).

Kimberly Ann Flynn Year of Birth: 1977	Vice President	Officer since 2023

Current: Managing Director of XAI (2016 – present).

Former: Senior Vice President, Head of Product Development (2013 – 2016), Vice President (2009 – 2013), Assistant Vice President (2007 – 2009) and Associate (2004 – 2007), Nuveen Investments.

John “Yogi” Spence Year of Birth: 1962	Vice President	Officer since 2023	Current: Co-Chief Executive Officer, XAI (2016 – present); Co-Founding Partner, XMS Capital Partners, LLC (2006 – present).
Randi Roessler c/o PINE Advisors LLC 501 S. Cherry St. Suite 610 Denver, CO 80246 Year of Birth: 1981	Chief Compliance Officer	Officer since 2023

Current: Director, PINE Advisors LLC (2023 – present).

Former: Chief Compliance Officer Davis Selected Advisers, L.P., Davis Funds, Selected Funds, the Clipper Fund Trust, the Davis Fundamental ETF Trust, and Davis Distributors, LLC (2018 – 2023).

____________

(1)    The business address of each officer of the Fund is 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, unless otherwise noted.

(2)    Officers serve at the pleasure of the Board and until his or her successor is appointed and qualified or until his or her resignation or removal.

Board Leadership Structure

The primary responsibility of the Board of Trustees is to represent the interests of the Fund and to provide oversight of the management of the Fund. The Fund’s day-to-day operations are managed by the Adviser and other service providers who have been approved by the Board. The Board is currently comprised of six Trustees, four of whom (including the chairperson) are classified under the 1940 Act as “non-interested” persons of the Fund (“Independent Trustees”) and two of whom are classified as an interested person of the Fund (“Interested Trustee”). Generally, the Board acts by majority vote of all the Trustees, including a majority vote of the Independent Trustees if required by applicable law.

The Board has appointed an independent chairperson, Gregory Dingens, who presides at Board meetings and who is responsible for, among other things, setting the tone of Board meetings and seeking to encourage open dialogue and independent inquiry among the Trustees and management. The Board meets regularly four times each year to discuss and consider matters concerning the Fund, and also holds special meetings to address matters arising between regular meetings. Regular meetings generally take place in-person; other meetings may take place in-person or by telephone. The Board has established two standing committees (as described below) and has delegated certain responsibilities to those committees, each of which is comprised solely of Independent Trustees.

The Board and its committees will meet periodically throughout the year to oversee the Fund’s activities, review contractual arrangements with service providers, review the Fund’s financial statements, oversee compliance with regulatory requirements, and review performance. The Independent Trustees are represented by independent legal counsel at Board and committee meetings and regularly meet outside the presence of Fund management. The Board has determined that this leadership structure, including an independent chairperson, a supermajority of Independent Trustees and committee membership limited to Independent Trustees, is appropriate in light of the characteristics and circumstances of the Fund.

Board Committees

Audit Committee.    Danielle Cupps, Gregory Dingens, Philip G. Franklin and Scott C. Jones, who are not “interested persons” of the Fund, as defined in the 1940 Act, serve on the Fund’s Audit Committee. Scott C. Jones serves as chairperson of the Audit Committee. The Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and acting as a liaison between the Board of Trustees and the Fund’s independent registered public accounting firm. The Audit Committee met three (3) times during the past fiscal year with respect to the Fund.

Governance Committee.    Danielle Cupps, Gregory Dingens, Philip G. Franklin and Scott C. Jones, who are not “interested persons” of the Fund, as defined in the 1940 Act, serve on the Fund’s Governance Committee. Philip G. Franklin serves as chairperson of the Governance Committee. The Governance Committee is responsible for recommending qualified candidates to the Board of Trustees in the event that a position is vacated or created. In considering Trustee nominee candidates, the Governance Committee takes into account a wide variety of factors, including the overall diversity of the Board’s composition. The Governance Committee believes the Board generally benefits from diversity of background, experience and views among its members, and considers this a factor in evaluating the composition of the Board, but has not adopted any specific policy in this regard. The Governance Committee would consider recommendations by Shareholders if a vacancy were to exist. Such recommendations should be forwarded to the Secretary of the Fund. The Fund does not have a standing compensation committee. The Governance Committee met two (2) times during the past fiscal year with respect to the Fund.

Board’s Role in Risk Oversight

Consistent with its responsibility for oversight of the Fund, the Board, among other things, oversees risk directly and through the committee structure it has established. The Board has established the Audit Committee and the Governance Committee to assist in its oversight functions, including its oversight of the risks the Fund faces. Each committee will report its activities to the Board on a regular basis.

The Board has adopted, and will periodically review, policies, procedures and controls designed to address different types of risks, including, among others, investment risk, liquidity risk, operational risk, and valuation risk, as well as the overall business risk relating to the Fund. Under the Board’s supervision, the Fund, the Adviser, the Sub-Adviser and other service providers to the Fund also have implemented a variety of processes, procedures and controls to address various risks. In addition, as part of the Board’s periodic review of the Fund’s investment advisory agreement, sub-advisory agreement and other service provider agreements, the Board may consider risk management aspects of the service providers’ operations and the functions for which they are responsible.

The Board has appointed a Chief Compliance Officer (“CCO”). The CCO oversees the development of compliance policies and procedures of the Fund that are reasonably designed to minimize the risk of violations of the federal securities laws (“compliance policies”). The CCO reports directly to the Independent Trustees, and will provide presentations to the Board at its quarterly meetings and an annual report on the application of the compliance policies. The Board will discuss relevant risks affecting the Fund with the CCO at these meetings. The Board has approved the compliance policies and will review the CCO’s reports. Further, the Board will annually review the effectiveness of the compliance policies, as well as the appointment and compensation of the CCO.

The Board will require officers of the Fund to report to the Board on a variety of matters at regular and special meetings of the Board and its committees, as applicable, including matters relating to risk management. The Audit Committee will also receive reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. In addition, the Board will receive reports from the Adviser and the Sub-Adviser on the investments and securities trading of the Fund. The Board will also require the Adviser and the Sub-Adviser to report to the Board on other matters relating to risk management on a regular and as-needed basis.

Remuneration of Trustees and Officers

Each Trustee who is not an “affiliated person” (as defined in the 1940 Act) of the Adviser or its affiliates receives as compensation for his services to the Fund an annual retainer and meeting fees. The chairperson of the Board, if any, and the chairperson of each committee of the Board also receive fees for their services. The annual retainer and fees for service as chairperson of Board and committees of the Board are allocated among the Fund and certain other funds in the Fund Complex. Trustees and Officers who are employed by the Adviser receive no compensation or expense reimbursement from the Fund.

Because the Fund is newly-organized and has not yet completed a full fiscal year of operations, the table below shows the estimated compensation that is contemplated to be paid to Trustees assuming a full fiscal year of operations of the Fund.

Name	Aggregate Estimated Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses(1)	Estimated Annual Benefits Upon Retirement(1)	Total Compensation from the Fund and Fund Complex(2) Paid to Trustee(3)
INDEPENDENT TRUSTEES:
Danielle Cupps	$7,590	None	None	$66,000
Gregory Dingens	$8,740	None	None	$76,000
Philip G. Franklin	$8,165	None	None	$71,000
Scott C. Jones	$9,603	None	None	$83,000
INTERESTED TRUSTEES:
Theodore J. Brombach(4)	None	None	None	None
William T. Meyers(5)	$7,590	None	None	$66,000

____________

(1)    The Fund does not accrue or pay retirement or pension benefits to Trustees as of the date of this SAI.

(2)    As of the date hereof, the “Fund Complex” includes the Fund, XAI Madison Equity Premium Income Fund, and XAI Octagon Floating Rate & Alternative Income Trust.

(3)    Reflects total compensation assuming a full fiscal year of operations for the Fund.

(4)    Mr. Brombach is considered an “interested person” of the Fund (as defined in the 1940 Act) because of his position with the Adviser. As such, he does not receive compensation from the Fund.

(5)    Mr. Meyers is considered an “interested person” of the Fund (as defined in the 1940 Act) because of his former position with the Adviser.

Trustee Share Ownership

Because the Fund is newly-organized and has not yet completed a full fiscal year of operations, the table below shows, for each Trustee of the Fund, beneficially owned equity securities of the Fund and all of the registered investment companies in the family of investment companies overseen by the Trustees in the dollar range amounts specified below as of December 31, 2024.

Name	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(2)
INDEPENDENT TRUSTEES:
Danielle Cupps	None	Over $100,000
Gregory Dingens	None	Over $100,000
Philip G. Franklin	None	Over $100,000
Scott C. Jones	None	$50,001 – $100,000
INTERESTED TRUSTEES:
Theodore J. Brombach	Over $100,000	Over $100,000
William T. Meyers	None	Over $100,000

____________

(1)    As of the date of this SAI, there are three funds in the Family of Investment Companies.

(2)    The Adviser holds 4,000 Shares of the Trust, purchased to provide the Trust with over $100,000 of net capital as required by the 1940 Act. Mr. Brombach may be deemed to be a beneficial owner of the Shares held by the Adviser by virtue of his control over the Adviser.

Indemnification of Officers and Trustees; Limitations on Liability

The governing documents of the Fund provide that the Fund will indemnify its Trustees and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the governing documents of the Fund protects or indemnifies a Trustee, officer, employee or agent of the Fund against any liability to which such person would otherwise be subject in the event of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

Adviser

XA Investments LLC acts as investment adviser to the Fund and is responsible for overseeing the Fund’s overall investment strategy and its implementation, including the use of leverage by the Fund. XAI is an investment adviser registered under the Advisers Act and acts as investment adviser to certain other management investment companies. XAI is a Delaware limited liability company, with its principal offices located at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654. The Adviser is controlled by Theodore J. Brombach, Co-Chief Executive Officer of XAI and a founding partner of XMS Capital Partners, LLC, and John “Yogi” Spence, Co-Chief Executive Officer of XAI and a founding partner of XMS Capital Partners, LLC.

XAI was founded by the principals of XMS Capital Partners, LLC in April 2016. The XAI leadership team believes that the investing public needs better access to a broader range of alternative investment strategies and managers. XAI sponsors registered investment companies designed to provide investors with access to institutional caliber alternative investments, by partnering with established alternative asset managers selected from among numerous alternative credit managers, hedge fund managers and private debt and equity firms to sub-adviser XAI funds.

The Adviser will be responsible for the management of the Fund, will furnish offices, necessary facilities and equipment on behalf of the Fund, will oversee the activities of the Sub-Adviser, will provide personnel, including certain officers required for the Fund’s administrative management, and will pay the compensation of all officers and Trustees of the Fund who are its affiliates.

Sub-Adviser

Octagon Credit Investors, LLC acts as investment sub-adviser to the Fund and is responsible for investing the Fund’s assets. The Sub-Adviser is an investment adviser registered under the Advisers Act. The Sub-Adviser is a Delaware limited liability company, with its principal offices located at 250 Park Avenue, 15th Floor, New York, NY 10177.

The Sub-Adviser, under the direction and supervision of the Board of Trustees and the Adviser, will be responsible for the management of the Fund’s investment portfolio and will provide certain facilities and personnel related to such management.

The Sub-Adviser is majority-owned by Conning & Company, which is an indirect subsidiary of Generali Investments Holding, the asset management business of Generali Group, an Italy-based insurance and financial management firm.

Investment Advisory Agreement

Under the terms of the Fund’s investment advisory agreement between the Fund and the Adviser, dated January 17, 2024 (the “Advisory Agreement”), the Adviser is responsible for the management of the Fund; furnishes offices, necessary facilities and equipment on behalf of the Fund; oversees the activities of the Sub-Adviser and other service providers to the Fund; provides personnel, including certain officers required for the Fund’s administrative management; and pays the compensation of all officers and Trustees of the Fund who are its affiliates.

The Advisory Agreement provides for the Fund to pay to the Adviser an annual management fee, payable monthly in arrears, in an amount equal to 1.50% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

The Advisory Agreement will remain in effect for a period of two years, and from year to year thereafter if approved annually (i) by the Board of Trustees or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days written notice at the option of either party thereto or by a vote of a majority of the Fund’s outstanding shares, which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.

The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund.

Sub-Advisory Agreement

Under the terms of the Fund’s amended and restated investment sub-advisory agreement, among the Fund, the Adviser and the Sub-Adviser, dated May 16, 2024 (the “Sub-Advisory Agreement”), the Sub-Adviser manages the investment portfolio of the Fund in accordance with its stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund, all subject to the supervision and direction of the Board of Trustees and the Adviser.

The Sub-Advisory Agreement provides for the Adviser to pay to the Sub-Adviser a sub-advisory fee, payable monthly in arrears, out of the management fee received by the Adviser in an amount equal to 70% of the management fee payable with respect to the Fund’s average daily Managed Assets up to $200 million, 60% of the management fee payable with respect to the Fund’s average daily Managed Assets in excess of $200 million but less than $500 million, and 50% of the management fee payable with respect to the Fund’s average daily Managed Assets in excess of $500 million. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

The Sub-Advisory Agreement will remain in effect for a period of two years, and from year to year thereafter if approved annually (i) by the Board of Trustees or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of any party to the Sub-Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days written notice at the option of either party thereto, by the Board of Trustees or by a vote of a majority of the Fund’s outstanding shares, which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.

The Sub-Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Sub-Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund.

Portfolio Managers

The Sub-Adviser’s investment process is led by an experienced Investment Committee made up of the following investment professionals, who are primarily responsible for the day-to-day management of the Fund’s portfolio: Lauren K. Law, Gretchen M. Lam, Michael B. Nechamkin, Sean M. Gleason and Maegan Gallagher.

Other Accounts Managed by the Portfolio Managers.    The following table sets forth information about funds and accounts other than the Fund for which the portfolio managers are primarily responsible for the day-to-day portfolio management as of September 30, 2024.

Name of Portfolio Manager	Number of Other Accounts Managed by Account Type			Number of Other Accounts for Which Advisory Fee is Performance-Based
	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Lauren K. Law	1	29	10	0	13	0
Gretchen M Lam	1	0	0	0	15	0
Michael B. Nechamkin	1	19	5	0	13	0
Sean M. Gleason	1	20	3	0	13	0

Name of Portfolio Manager	Assets of Other Accounts by Account Type			Assets of Other Accounts for Which Advisory Fee is Performance-Based
	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Lauren K. Law	$747,694,281	$11,007,450,272	$2,137,567,799	$0	$6,978,067,184	$0
Gretchen M Lam	$747,694,281	$0	$0	$0	$6,517,664,767	$0
Michael B. Nechamkin	$747,694,281	$9,154,968,081	$2,137,567,799	$0	$6,757,677,829	$0
Sean M. Gleason	$747,694,281	$9,094,961,746	$386,874,426	$0	$6,286,876,352	$0

Potential Conflicts of Interest.    In addition to the Fund, the Sub-Adviser manages CLOs, separate accounts and private funds, which may follow similar, complementary or competing investment objectives, policies or strategies. Side-by-side management gives rise to a variety of potential and actual conflicts of interest for Octagon and its employees and affiliates, including, as discussed below, the incentive to favor certain accounts with performance-based fees or accounts that generate multiple levels of fees (i.e., when fee earning clients invest in Octagon managed CLOs), accounts with respect to which Octagon receives or retains relatively higher fees, or accounts in which Octagon and its related persons have a pecuniary interest. Octagon and its affiliates, as well as their respective personnel, including persons who serve on Octagon’s investment committees, act as portfolio manager to various clients or are otherwise in a position to influence Octagon’s management, may invest in funds or may take interests in a fund’s general partner and thus participate in the performance fees or “carried interest” paid to the general partner by that fund. Octagon also acts as sub-adviser to its affiliate for certain mandates. Accordingly, Octagon, its affiliate, and their respective personnel, including persons involved in the management of one or more clients, may have differing pecuniary interests with respect to different clients. These persons may have an incentive to favor those clients in which they have greater pecuniary interests, including any CLOs in which Octagon or a majority-owned affiliate is required to hold retention interests pursuant to risk retention regulations.

The Sub-Adviser may have an incentive to allocate investment opportunities based on pecuniary interest. For certain accounts under management, Octagon and its related persons may: (1) be entitled to a performance fee; and (2) directly or indirectly maintain investments in one or more funds or accounts. Octagon and certain of its personnel are also eligible to receive performance-based compensation in their capacity as the investment manager, general partner or managing member of certain clients. Accordingly, Octagon and its personnel face a conflict of interest when considering how to allocate investment opportunities among accounts having different fee structures or pecuniary interests. Through its trade allocation policies and procedures and Code of Ethics, Octagon seeks to promote fair and equitable treatment of accounts, over time, based on considerations that are unrelated to pecuniary interests, which mitigate any actual or potential conflict of interest that may exist with respect to, for example, Octagon’s allocation of time, resources and investment opportunities to the clients that have performance-based compensation arrangements over those clients that: (1) do not have performance-based compensation arrangements or, if applicable, (2) are not expected to pay performance-based compensation (e.g., with respect to a CLO, when a specified internal rate of return has not been, or is not expected to be, achieved).

Portfolio Manager Compensation.    Octagon investment professionals receive a fixed base salary and annual discretionary bonus, each determined by the Compensation Committee, which is a committee of the Board of Managers of the Sub-Adviser. The fixed base salary is reviewed periodically and is intended to reflect a base compensation that is competitive with base salaries provided by similar investment adviser firms in the industry. The discretionary bonus is determined taking into account the overall performance and profitability of the Sub-Adviser, and an individual’s contributions and achievement of objectives linked to their function, including both quantitative performance, and qualitative factors. Portions of the discretionary bonus are paid on a deferred basis over several years. In addition, certain members of senior management, including the portfolio managers, own interests in the Sub-Adviser, and therefore participate in the long-term growth and performance of the firm.

Securities Ownership of the Portfolio Managers.    Because the Fund is newly-organized, none of the portfolio managers own shares of the Fund.

PORTFOLIO TRANSACTIONS

Subject to policies established by the Board of Trustees, the Sub-Adviser is responsible for placing purchase and sale orders and the allocation of brokerage on behalf of the Fund.

The Sub-Adviser will employ a variety of criteria in selecting brokers to execute trades for the account of the Fund, and will, at all times, seek best execution of such trades. The Sub-Adviser is responsible for selecting the broker or dealer used in each investment transaction for the Fund. When a transaction is effected on an exchange, the Sub-Adviser seeks to use brokers whose commissions it considers to be fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The Sub-Adviser also considers the relative creditworthiness of counterparties, including brokers and dealers, when choosing a broker or dealer as counterparty in respect of investment transactions.

The Sub-Adviser does not currently utilize “soft-dollar” arrangements, pursuant to which brokers provide research services to the Sub-Adviser in return for allocating brokerage transactions. However, the Sub-Adviser may from time to time receive or be offered research services from brokers at no stated cost or requirement to execute transactions, and may trade with such brokers.

Disclosure of Portfolio Holdings and Related Information

The Fund has established policies and procedures with respect to the disclosure of portfolio holdings and other information concerning Fund characteristics (the “Policies”), which are designed to prevent the misuse of material, non-public information about the Fund.

The Fund will file information regarding its portfolio holdings with the SEC on its Form N-PORT. When available, the Fund’s annual and semiannual reports on Form N-CSR and certain information filed on Form N-PORT may be viewed on the SEC’s website (www.sec.gov). The most recent fiscal quarter-end holdings, when available, may also be viewed on the Fund’s website (www.xainvestments.com/OCTIX). Portfolio holdings information that is filed with the SEC is posted on the Fund’s website approximately 60 days after the end of the quarter to which it relates. Portfolio holdings information as of each month end is posted to the Fund’s website approximately one month after such month end. The Fund also posts information about certain portfolio characteristics (such as top ten holdings and asset allocation) at least quarterly on the Fund’s website approximately ten business days after the period and the Fund may also post performance attribution as of a month end or more frequently if deemed appropriate.

Pursuant to the Policies, information about portfolio holdings of the Fund may also be disclosed as follows:

•        Confidential disclosure for a legitimate Fund purpose:    Portfolio holdings may be disclosed, from time to time as necessary, for a legitimate business purpose of the Fund, believed to be in the best interests of the Fund and its shareholders, provided there is a duty or an agreement that the information be kept confidential. Any such confidentiality agreement includes provisions intended to impose a duty not to trade on the non-public information. The Policies permit disclosure of portfolio holdings information to the following: (1) affiliated and unaffiliated service providers that have a legal or contractual duty to keep such information confidential, such as employees of the Fund’s investment adviser, investment sub-adviser, the administrator, custodian, transfer agent, principal underwriter, etc. described herein and in the Prospectus; (2) other persons who owe a fiduciary or other duty of trust or confidence to the Fund (such as Fund legal counsel and the independent registered public accounting firm); or (3) persons to whom the disclosure is made in advancement of a legitimate business purpose of the Fund and who have expressly agreed in writing to maintain the disclosed information in confidence and to use it only in connection with the legitimate business purpose underlying the arrangement. To the extent applicable, such persons may include analytical service providers engaged by the Adviser or the Sub-Adviser (SS&C Advent, Bloomberg L.P., Evare, FactSet, McMunn Associates, Inc., MSCI/Barra and The Yield Book, Inc.), proxy evaluation vendors (Institutional Shareholder Services Inc.), pricing services (Refinitiv Evaluated Pricing Service, WM/Reuters Information Services and Non-Deliverable Forward Rates Service, IHS Markit, FT Interactive Data Corp., Securities Evaluations, Inc., SuperDerivatives and StatPro.), which receive information as needed to price a particular holding, translation services, third-party reconciliation services, lenders under a credit facility, consultants and other product evaluators, other service providers and, for purposes of facilitating portfolio transactions, financial intermediaries and other intermediaries. These entities receive portfolio information on an as needed basis in order to perform the service for which they are being engaged. If required in order to perform their duties, this information will be provided in real time or as soon as practical thereafter. Additional categories of disclosure involving a legitimate business purpose may be added to this list upon the authorization of the Fund’s Board.

•        Historical portfolio holdings information:    From time to time, the Fund may be requested to provide historic portfolio holdings information or certain characteristics of portfolio holdings that have not been made public previously. In such case, the requested information may be provided if: the information is requested for due diligence or another legitimate purpose; the requested portfolio holdings or portfolio characteristics are for a period that is no more recent than the date of the portfolio holdings or portfolio characteristics posted to the Fund’s website; and the dissemination of the requested information is reviewed and approved in accordance with the Policies.

The Fund, the Adviser, the Sub-Adviser and the Distributor will not receive any monetary or other consideration in connection with the disclosure of information concerning the Fund’s portfolio holdings.

The Policies may not be waived, or exception made, without the consent of the Chief Compliance Officer (“CCO”) of the Fund. The CCO may not waive or make exception to the Policies unless such waiver or exception is consistent with the intent of the Policies, which is to ensure that disclosure of portfolio information is in the best interest of Fund shareholders. In determining whether to permit a waiver of or exception to the Policies, the CCO will consider whether the proposed disclosure serves a legitimate purpose of the Fund, whether it could provide the recipient with an advantage over Fund shareholders or whether the proposed disclosure gives rise to a conflict of interest between the Fund’s shareholders and its investment adviser, sub-adviser, principal underwriter or other affiliated person. The CCO will report all waivers of or exceptions to the Policies to the Board at their next meeting. The Board may impose additional restrictions on the disclosure of portfolio holdings information at any time.

The Policies are designed to provide useful information concerning the Fund to existing and prospective Fund shareholders while at the same time inhibiting the improper use of portfolio holdings information in trading Fund shares and/or portfolio securities held by the Fund. However, there can be no assurance that the provision of any portfolio holdings information is not susceptible to inappropriate uses (such as the development of “market timing” models), particularly in the hands of highly sophisticated investors, or that it will not in fact be used in such ways beyond the control of the Fund.

TAX MATTERS

This section and the discussion in the Prospectus (see “Tax Matters”) provide a summary of certain U.S. federal income tax considerations generally applicable to the Fund, U.S. Shareholders (as defined in the Prospectus) and Non-U.S. Shareholders (as defined in the Prospectus) that acquire Shares and that hold such Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The discussion is based upon the Code, U.S. Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all of the potential U.S. federal income tax consequences that may be applicable to the Fund or to all categories of investors, some of which may be subject to special tax rules. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Prospective investors should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of Shares, as well as the effects of state, local and non-U.S. tax laws.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify each year, as a RIC under Subchapter M of the Code. Accordingly, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. Government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. Government securities and the securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more “qualified publicly traded partnerships.” Generally, a qualified publicly traded partnership includes a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in (i)(a) above.

As long as the Fund qualifies as a RIC, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its shareholders, provided that it distributes each taxable year at least 90% of the sum of (i) the Fund’s investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gain over net long-term capital loss, and other taxable income, other than any net capital gain (defined below), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions) (the “Annual Distribution Requirement”). The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its shareholders.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s taxable year) (the “Excise Tax Avoidance Requirements”). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax in the taxable year ending within the calendar year. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to avoid entirely the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If for any taxable year the Fund does not qualify as a RIC, all of its taxable income (including its net capital gain, which consists of the excess of its net long-term capital gain over its net short-term capital loss) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits. As described below, such dividends, however, would be eligible (i) to be treated as “qualified dividend income” in the case of shareholders taxed as individuals and (ii) for the dividends received deduction in the case of corporate shareholders, subject, in each case, to certain holding period and other requirements. To qualify again to be taxed as a RIC in a subsequent year, the Fund would generally be required to distribute to its shareholders its earnings and profits attributable to non-RIC years. If the Fund fails to qualify as a RIC for a period greater than two taxable years, the Fund may be required to recognize and pay tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a RIC in a subsequent year. The remainder of this discussion assumes that the Fund qualifies as a RIC.

Taxation of the Fund’s Investments

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions (including mark-to-market, constructive sale, straddle, wash sale, short sale and other rules) that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains or “qualified dividend income” into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not be “qualified” income for purposes of the 90% annual gross income requirement described above. These U.S. federal income tax provisions could therefore affect the amount, timing and character of distributions to shareholders. The Fund intends to monitor its transactions and may make certain tax elections and may be required to dispose of securities to mitigate the effect of these provisions and prevent disqualification of the Fund as a RIC. Additionally, the Fund may be required to limit its activities in derivative instruments in order to enable the Fund to maintain its RIC status.

If the Fund acquires shares in a “passive foreign investment company” (a “PFIC”), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to the Fund. Alternatively, the Fund can elect to mark to market at the end of each taxable year the Fund’s shares in a PFIC; in this case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control. Under either election, the Fund may be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

If the Fund holds 10% or more of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the taxable year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A U.S. shareholder, for this purpose, is any U.S. person that possesses (directly, indirectly or by attribution) 10% or more of the combined voting power or value of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Certain types of income received by the Fund from REITs, real estate mortgage investment conduits (“REMICs”), taxable mortgage pools or other investments may cause the Fund to designate some or all of its distributions as “excess inclusion income.” To shareholders such excess inclusion income will (i) constitute taxable income, as “unrelated business taxable income” (“UBTI”) for those shareholders who would otherwise be tax-exempt such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities, (ii) not be offset against net operating losses for tax purposes, (iii) not be eligible for reduced U.S. withholding for Non-U.S. Shareholders even from tax treaty countries and (iv) cause the Fund to be subject to tax if certain “disqualified organizations,” as defined by the Code (which includes charitable remainder trusts), are shareholders.

The Fund may invest a portion of its net assets in below investment grade securities, commonly known as “junk” securities. Investments in these types of securities may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt instruments in a bankruptcy or workout context are taxable. The Fund intends to address these and other issues, to the extent necessary, in order to seek to ensure that the Fund distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.

Certain credit securities acquired by the Fund may be treated as credit securities that were originally issued at a discount. Generally, the amount of the original issue discount is treated as interest income and is included in taxable income (and, to the extent allocable to the Fund, is required to be distributed by the Fund in order to qualify as a RIC or avoid income or excise taxes on undistributed income) over the term of the security, even though payment of that amount is not received until a later time, usually when the debt instrument matures. If the Fund purchases a debt instrument on a secondary market at a price lower than its adjusted issue price, the excess of the adjusted issue price over the purchase price is “market discount.” Unless the Fund makes an election to accrue market discount on a current basis, generally, any gain realized on the disposition of, and any partial payment of principal on, a debt instrument having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on the debt instrument. Market discount generally accrues in equal daily installments.

The Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Gain or loss on the sales of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short-term capital gain or loss.

Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund does not expect to be eligible to elect to “pass through” to shareholders of the Fund the ability to use the foreign tax deduction or foreign tax credit allocable to it for foreign taxes paid by the Fund with respect to qualifying taxes.

Income from options on individual stocks written by the Fund will not be recognized by the Fund for tax purposes until an option is exercised, lapses or is subject to a “closing transaction” (as defined by applicable regulations) pursuant to which the Fund’s obligations with respect to the option are otherwise terminated. If the option lapses without exercise or is otherwise subject to a closing transaction, the premiums received by the Fund from the writing of such options will generally be characterized as short-term capital gain. If an option written by the Fund is exercised, the Fund will generally recognize gain or loss depending on the exercise price of the option, the option premium, and the Fund’s tax basis in the security underlying the option. The character of any gain or loss on the sale of the underlying security as short-term or long-term capital gain or loss will depend on the holding period of the Fund in the underlying security. In general, distributions received by U.S. Shareholders of the Fund that are attributable to short-term capital gains recognized by the Fund from option writing activities of the Fund will be taxed to such U.S. Shareholders as ordinary income and will not be eligible for the reduced tax rate applicable to qualified dividend income.

Options on indices of securities and sectors of securities that qualify as “section 1256 contracts” will generally be “marked-to-market” for U.S. federal income tax purposes. As a result, the Fund will generally recognize gain or loss on the last day of each taxable year equal to the difference between the value of the option on that date and the adjusted basis of the option. The adjusted basis of the option will consequently be increased by such gain or decreased by such loss. Any gain or loss with respect to options on indices and sectors that qualify as “section 1256 contracts” will be treated as short-term capital gain or loss to the extent of 40% of such gain or loss and long-term capital gain or loss to the extent of 60% of such gain or loss. Because the mark-to-market rules may cause the Fund to recognize gain in advance of the receipt of cash, the Fund may be required to dispose of investments in order to meet its distribution requirements. “Mark-to-market” losses may be suspended or otherwise limited if such losses are part of a straddle or similar transaction.

Taxation of U.S. Shareholders

The Fund will either distribute or retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to regular corporate income tax on such retained amount. In that event, the Fund may designate the retained amount as undistributed capital gain in a notice to its shareholders, each of whom, (i) would be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) would be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) would increase its basis in its Shares by the amount of undistributed capital gain included in such shareholder’s gross income net of the tax deemed paid by such shareholder under clause (ii).

Distributions paid to you by the Fund from its net capital gains, if any, that the Fund properly reports as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your Shares. All other dividends paid to you by the Fund (including dividends from net short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. Capital gain dividends are not eligible for the dividends received deduction.

Properly reported ordinary income dividends received by corporate holders of Shares generally will be eligible for the dividends received deduction to the extent that the Fund’s income consists of dividend income from U.S. corporations and certain holding period and other requirements are satisfied by both the Fund and the corporate U.S. Shareholders. In the case of U.S. Shareholders who are individuals, any properly reported ordinary income dividends that you receive from the Fund will generally be eligible for taxation at the rates applicable to long-term capital gains to the extent that (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain qualified foreign corporations) received by the Fund, (ii) the Fund satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid and (iii) you satisfy certain holding period and other requirements with respect to your Shares. Dividend income from PFICs and, in general, dividend income from real estate investment trusts (“REITs”) is not eligible for the reduced rate for qualified dividend income and is taxed as ordinary income. In addition, for dividends to be eligible for the dividends received deduction or for reduced rates applicable to individuals, the Fund cannot have an option to sell or be under a contractual obligation to sell (pursuant to a short sale or otherwise) substantially identical stock or securities. Qualified dividend income eligible for these special rules is not actually treated as capital gains, however, and thus will not be included in the computation of your net capital gain and generally cannot be used to offset any capital losses. Due to the nature of the Fund’s investments, the Fund does not expect that a significant portion of its distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.

Under Treasury regulations, for taxable years beginning before January 1, 2026, properly reported dividends paid by the Fund that are attributable to the Fund’s “qualified REIT dividends” (generally, ordinary income dividends paid by a REIT, not including capital gain dividends or dividends treated as qualified dividend income) may be eligible for the 20% deduction described in Section 199A of the Code in the case of non-corporate U.S. Shareholders, provided that certain holding period and other requirements are met by the shareholder and the Fund. There can be no assurance as to what portion, if any, of our distributions will qualify for such deduction. Subject to any future regulatory guidance to the contrary, any distribution attributable to income from the Fund’s investments in publicly traded partnerships, if any, will not qualify for the 20% deduction that could be available to a non-corporate U.S. Shareholder were the shareholder to own such partnership interests directly.

Any distributions you receive that are in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-deferred return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of Shares (assuming Shares are held as a capital asset). The amount of any Fund distribution that is treated as a return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

U.S. Shareholders may be entitled to offset their capital gain dividends with capital losses. The Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, shareholders that have capital losses are urged to consult their tax advisers.

The IRS currently requires a RIC that has two or more classes of shares outstanding to designate to each such class proportionate amounts of each type of its income (e.g., ordinary income, capital gain dividends, qualified dividend income) for each tax year based upon the percentage of total dividends distributed to each class for such year.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December and you were the U.S. Shareholder of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. In addition, certain other distributions made after the close of the Fund’s taxable year may be “spilled back” and treated as paid by the Fund (except for purposes of the 4% nondeductible excise tax) during such taxable year. In such case, you will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The price of Shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing Shares just prior to the record date of a distribution will receive a distribution which will be taxable to them even as described above though economically it represents in part a return of invested capital.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

Except in the case of a repurchase or redemption, the sale or other disposition of Shares (including in connection with a termination of the Fund) will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year at the time of sale. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

In general, a repurchase or redemption of Shares should be treated as a sale or exchange of such shares under section 302 of the Code, if the repurchase or redemption (a) is “substantially disproportionate” with respect to the shareholder, (b) results in a “complete redemption” of the shareholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the shareholder’s proportionate interest in the Fund and also requires the shareholder to own less than 50% of the voting power of all classes entitled to vote immediately after the repurchase or redemption. A “complete redemption” of a shareholder’s interest generally requires that all Shares owned by such shareholder be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the shareholder’s proportionate interest in the Fund, which should result if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund. In determining whether any of these tests has been met, any Shares actually owned, as well as shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account.

If the repurchase or redemption of your Shares meets any of these three tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash and the fair market value of other property received pursuant to the transaction and the adjusted tax basis of the sold Shares. If none of the tests described above are met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether there are sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Shares. The tax basis in the sold Shares will be transferred to any remaining Shares held by you in the Fund. In addition, if the repurchase or redemption of Shares is treated as a “dividend” to a shareholder, a constructive dividend under certain provisions of the Code may result to a non-selling shareholder whose proportionate interest in the earnings and assets of the Fund has been increased as a result of such transaction.

Adjusted cost basis information for covered securities, which generally include shares of a RIC, must be reported to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income while long-term capital gain generally is taxed at reduced maximum rates. The deductibility of capital losses is subject to limitations under the Code.

Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of Shares.

Ordinary income dividends, capital gain dividends, and gain on the disposition of Shares also may be subject to state, local or foreign taxes. Shareholders are urged to consult their tax advisers regarding specific questions about U.S. federal (including the application of the alternative minimum tax rules), state, local or foreign tax consequences to them of investing in the Fund.

Taxation of Non-U.S. Shareholders

The following discussion only applies to Non-U.S. Shareholders. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that Non-U.S. Shareholder’s particular circumstances. An investment in Shares by a Non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in our Shares.

A Non-U.S. Shareholder generally will be subject to U.S. federal withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). In general, U.S. federal withholding tax and U.S. federal income tax will not apply to any gain or income realized by a Non-U.S. Shareholder in respect of any distribution of net capital gain (including amounts credited as an undistributed capital gain dividend) or upon the sale or other disposition of Shares of the Fund. Different tax consequences may result if the Non-U.S. Shareholder is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

Dividends properly reported by the Fund are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). Depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a Non-U.S. Shareholder needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute Form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Shareholder’s allocable share of the tax that the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. Shareholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a Non-U.S. Shareholder, distributions (both actual and deemed), and gains realized upon the sale of Shares that are effectively connected with a U.S. trade or business (or, where an applicable treaty applies, are attributable to a permanent establishment in the United States) will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons and for a corporate Non-U.S. Shareholder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in Shares may not be appropriate for certain Non-U.S. Shareholders.

In addition, withholding at a rate of 30% is required on dividends in respect of Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. The Fund will not pay any additional amounts to shareholders in respect of any amounts withheld. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in Shares.

GENERAL INFORMATION

Proxy Voting Policy and Procedures and Proxy Voting Record

The Sub-Adviser will be responsible for voting proxies on securities held in the Fund’s portfolio. The Sub-Adviser’s Proxy Voting Policy and Procedures are included as Appendix B to this Statement of Additional Information.

Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended September 30 will be available without charge, upon request, by calling (888) 903-3358 or by visiting the Fund’s website at www.xainvestments.com. This information is also available on the SEC’s website at www.sec.gov.

Control Persons and Principal Holders of Securities

Control persons are persons deemed to control the applicable Fund because they own beneficially over 25% of the applicable Fund’s outstanding equity securities. Principal holders are persons that own beneficially 5% or more of the Fund’s outstanding equity securities.

The following tables provide the name, address and percentage of ownership of any person who owned of record or beneficially 5% or more of the outstanding shares of the applicable Funds as of December 31, 2024:

Class A Shares

Name and Address	Percent of Ownership
WELLS FARGO CLEARING ONE NORTH JEFFERSON AVENUE SAINT LOUIS, MO 63103	5.87%

Class I Shares

Name and Address	Percent of Ownership
Wells Fargo Bank NA 420 MONTGOMERY STREET, 11TH FLOOR SAN FRANCISCO, CA 94104	30.06%
Wells Fargo Bank NA 13625 CALIFORNIA ST OMAHA, NE 68154	8.93%
OCTAGON CREDIT INVESTORS, LLC 250 PARK AVENUE, FLOOR 15 NEW YORK, NY 10177	14.20%

Independent Registered Public Accounting Firm

Cohen & Company, Ltd., Cleveland, Ohio, is the independent registered public accounting firm of the Fund. The independent registered public accounting firm is expected to render an opinion annually on the financial statements and financial highlights of the Fund. The Fund’s audited financial statements appearing in this SAI and the report of thereon, have been included in this SAI in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Codes of Ethics

The Fund, the Adviser and the Sub-Adviser each have adopted its own code of ethics. The codes of ethics sets forth restrictions on the trading activities of Trustees/directors, officers and employees of the Fund, the Adviser and the Sub-Adviser and their affiliates, as applicable. The codes of ethics of the Fund, the Adviser and the Sub-Adviser are on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The codes of ethics are also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Where You Can Find More Information

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the 1940 Act and in accordance therewith files, or will file, reports and other information with the SEC. Reports, proxy statements and other information filed by the Fund with the SEC pursuant to the informational requirements of the Exchange Act and the 1940 Act can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a web site at www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the SEC.

This Statement of Additional Information constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act, and the 1940 Act. This Statement of Additional Information omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s website (www.sec.gov).

The Fund will provide without charge to each person, including any beneficial owner, to whom this SAI is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this SAI or the Prospectus. You may request such information by calling (888) 903-3358 or by writing to XA Investments at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, or you may obtain a copy (and other information regarding the Fund) from the SEC’s website (www.sec.gov). Free copies of the Fund’s Prospectus, SAI and any incorporated information will also be available from the Fund’s website at www.xainvestments.com. Information contained on the Fund’s website is not incorporated by reference into this SAI or the Prospectus and should not be considered to be part of this SAI or the Prospectus.

FINANCIAL STATEMENTS

The Fund’s audited financial statements for the period ended September 30, 2024 and the related report of its independent registered public accounting firm, Cohen & Company, Ltd., are available in the Fund’s annual report for the year ended September 30, 2024 (the “Annual Report”) and are incorporated by reference into this Statement of Additional Information. No other part of the Annual Report is incorporated herein. The Annual Report, which contains the referenced financial statements, is available upon request and without charge, and was filed electronically with the SEC on Form N-CSR on December 3, 2024.

Appendix A

DESCRIPTION OF SECURITIES RATINGS

Moody’s Investors Service Inc.

A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Global Rating Scales

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments.

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings. The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspire to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Global Long-Term Rating Scale

Aaa       Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa         Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A           Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa        Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba         Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B           Obligations rated B are considered speculative and are subject to high credit risk.

Caa        Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca         Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C           Obligations rated C are the lowest-rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

____________

*       By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Medium-Term Note Program Ratings

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).

MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g., senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating and is defined elsewhere in this document.

The rating assigned to a drawdown from a rated MTN or bank/deposit note program is definitive in nature, and may differ from the program rating if the drawdown is exposed to additional credit risks besides the issuer’s default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.

Moody’s encourages market participants to contact Moody’s Ratings Desks or visit www.moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.

Global Short-Term Rating Scale

P-1        Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2        Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3        Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

NP         Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor’s

A brief description of the applicable Standard & Poor’s rating symbols and their meanings (as published by S&P Global Ratings) follows:

Issue Credit Ratings Definitions

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings S&P Global Ratings assigns to certain instruments may diverge from these guidelines based on market practices. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•        The likelihood of payment — the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•        The nature of and provisions of the financial obligation, and the promise we impute; and

•        The protection afforded by, and relative position of, the obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA     An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA        An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A           An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB      An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation.

BB, B, CCC, CC, and C

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB         An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B           An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC      An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC         An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C           An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D           An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Plus (+) or minus (-)

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR        NR indicates that a rating has not been assigned or is no longer assigned.

Short-Term Issue Credit Ratings

A-1        A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2        A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3        A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation.

B           A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

C           A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D           A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

SPUR (Standard & Poor’s Underlying Rating)

A SPUR is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer or obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. S&P Global Ratings maintains surveillance of an issue with a published SPUR.

Dual Ratings

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

Fitch Ratings

Long-Term Credit Ratings

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (“IDRs”). IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance. IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

AAA:

Highest credit quality. ‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA:

Very high credit quality. ‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A:

High credit quality. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB:

Good credit quality. ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB:

Speculative. ‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B:

Highly speculative. ‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC:	Substantial credit risk. Default is a real possibility.
CC:	Very high levels of credit risk. Default of some kind appears probable.
C:

Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include:

•        the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

•        the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;

•        the formal announcement by the issuer or their agent of a distressed debt exchange;

•        a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent

RD:            Restricted default. ‘RD’ ratings indicate an issuer that in Fitch Ratings’ opinion has experienced:

•        an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but

•        has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up,

•        has not otherwise ceased operating. This would include:

•        the selective payment default on a specific class or currency of debt;

•        the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

•        the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D:          Default. ‘D’ ratings indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

“Imminent” default, categorized under ‘C’, typically refers to the occasion where a payment default has been intimated by the issuer and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. For example, the rating category ‘AA’ has three notch-specific rating levels (‘AA+’; ‘AA’; ‘AA-’; each a rating level). Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category.

Recovery Ratings

Recovery Ratings are assigned to selected individual securities and obligations, most frequently for individual obligations of corporate finance issuers with IDRs in speculative grade categories.

Among the factors that affect recovery rates for securities are the collateral, the seniority relative to other obligations in the capital structure (where appropriate), and the expected value of the company or underlying collateral in distress.

The Recovery Rating scale is based on the expected relative recovery characteristics of an obligation upon the curing of a default, emergence from insolvency or following the liquidation or termination of the obligor or its associated collateral.

Recovery Ratings are an ordinal scale and do not attempt to precisely predict a given level of recovery. As a guideline in developing the rating assessments, the agency employs broad theoretical recovery bands in its ratings approach based on historical averages and analytical judgement, but actual recoveries for a given security may deviate materially from historical averages.

RR1:	Outstanding recovery prospects given default. ‘RR1’ rated securities have characteristics consistent with securities historically recovering 91%-100% of current principal and related interest.
RR2:	Superior recovery prospects given default. ‘RR2’ rated securities have characteristics consistent with securities historically recovering 71%-90% of current principal and related interest.
RR3:	Good recovery prospects given default. ‘RR3’ rated securities have characteristics consistent with securities historically recovering 51%-70% of current principal and related interest.
RR4:	Average recovery prospects given default. ‘RR4’ rated securities have characteristics consistent with securities historically recovering 31%-50% of current principal and related interest.
RR5:	Below average recovery prospects given default. ‘RR5’ rated securities have characteristics consistent with securities historically recovering 11%-30% of current principal and related interest.
RR6:	Poor recovery prospects given default. ‘RR6’ rated securities have characteristics consistent with securities historically recovering 0%-10% of current principal and related interest.

Short-Term Ratings Assigned to Issuers and Obligations

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.

F1:	Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.
F2:	Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.
F3:	Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.
B:	Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C:	High short-term default risk. Default is a real possibility.
RD:

Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D:	Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Appendix B

PROXY VOTING POLICIES AND PROCEDURES

OCTAGON CREDIT INVESTORS, LLC
PROXY VOTING POLICY

Scope

Octagon’s Proxy Voting Policy addresses procedures and policies related to Octagon’s voting of proxies and participating in other corporate actions in a manner consistent with Clients’ best interest.

This policy should be read in conjunction with the Account Administration Policy, Code of Ethics Overview, ESG Policy, Recordkeeping Policy, and Registration and Reporting Requirements Policy. This policy applies to all Octagon “Covered Persons” which is defined to include all of the partners, owners, principals, directors, officers and employees of Octagon Credit Investors, LLC.

A.     Overview of Applicable Law

Rule 206(4)-6 under the Advisers Act requires that, where Octagon has authority to vote Client securities on behalf of Clients, the firm must vote proxies in a manner consistent with Clients’ best interest and must not place its interests above those of its Clients when doing so. It requires Octagon to: (i) adopt and implement written policies and procedures that are reasonably designed to ensure that Octagon votes proxies in the best interest of its Clients, and (ii) to disclose the Clients how they may obtain information on how Octagon voted. In addition, Rule 204-2 requires Octagon to keep records of proxy voting and Client requests for information.

B.      Policies and Procedures Relating to Proxies

Due to the nature of Octagon’s business, it is very rare that Octagon will be asked to vote a shareholder proxy, however when Clients hold securities in either public or private companies and a shareholder vote takes place, Octagon shall vote in accordance with the following policies and procedures.

1.      Definitions.

•        “Best Interest of the Client.” Octagon believes that this means the clients’ best economic interests over the long-term. The Best Interest of the Client may differ among clients holding the securities.

•        “Material Conflicts of Interest.” Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and Octagon’s and its employees’ business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (1) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of, or an investor in an Account managed, by Octagon; (2) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individual(s) charged with voting the proxy, is being actively solicited to be a client of Octagon (or an investor in an Octagon Account); (3) a client or investor, or an interest group supported by client or investor, actively supports a proxy proposal; or (4) Octagon or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders; or (5) accounts may have inherent conflicts due to differing interests in potential outcomes of a shareholder vote, including accounts that do not hold equity but are affected by the outcome of a vote.

2.      Responsibilities of Investment Professionals to Monitor Issuers for Upcoming Shareholder Meetings.

Octagon Investment Professionals shall monitor all of the issuers that such individuals cover where Octagon Client Accounts hold securities (typically equity shares) of such issuers for any upcoming shareholder meetings. Octagon Investment Professionals shall provide notice of such upcoming shareholder meetings in advance of such shareholder meetings to the relevant Investment Committee(s), Head of Credit Administration and the CCO, and copy the public email folder “Trade-Proxy-Authorizations”.

3.      Receipt and Reconciliation of Proxies.

All proxy materials received by Octagon for Octagon accounts shall be forwarded to the CCO or his/her designee. The CCO shall record on a log the name of the company to which the proxy materials relate (the “Portfolio Company”), the date the proxy materials are received and the date by which the proxy needs to be voted

The CCO shall compare the number of shares represented by the proxy materials to the number of shares owned by Octagon’s Clients. If the number of shares reflected in the proxy materials does not match the number of shares reported owned by Clients, the CCO will resolve any difference and ensure that all eligible shares can be voted.

Upon completion of the reconciliation process, the CCO shall forward the proxy materials to the relevant Investment Committee(s) for voting.

4.      Proxy Voting Process.

The applicable Investment Committee(s) or its designee shall vote all proxies in the best interests of Octagon’s Clients pursuant to the goals of the Client’s investment strategy. The Investment Committee(s) will follow the procedures set forth below in order to ensure that proxies are voted in the best interests of Octagon’s Clients.

Prior to exercising voting authority on any matter, the Investment Committee(s) and Compliance department shall review the proxy materials and undertake a reasonable investigation to determine whether any of the matters to be voted on present a material conflict of interest between Octagon and the interests of its Clients.

Where the Investment Committee(s) or Compliance department’s investigation determines that a material conflict of interest may exist, it shall take reasonable steps to ensure that the conflict does not influence the Investment Committee members to vote the proxy in a manner that is not in the best interests of Octagon’s Clients. These steps may include, but are not limited to any one or a combination of the following:

•        Consult with Octagon’s Outside Counsel to determine how to vote in a manner that will be in the best interests of Octagon’s Clients;

•        Erecting information barriers around conflicted Octagon personnel to ensure that they do not influence the voting decision.

The Investment Committee members shall make and maintain a record describing any steps taken to prevent a potential material conflict of interest from causing a proxy to be voted in a manner that is not in the best interest of Octagon’s Clients.

Where the Investment Committee members and Compliance determines that no material conflict of interest exists, the matter shall be analyzed based on its specific facts circumstances by each Portfolio Manager for their respective accounts, and a member of the Investment Committee(s) shall vote on the matter in the best interests of Octagon’s Clients.

The CCO shall maintain records disclosing the date all proxies were voted and how they were voted. The CCO, or her designee, will highlight where a proxy vote involves executive compensation (“say-on-pay”), as Octagon must report these votes annually on Form N-PX. Furthermore, where Octagon casts a proxy vote or abstains from voting on behalf of a registered fund, Compliance will highlight in its records to which of the fourteen categories enumerated on Form N-PX a proxy vote applies (this information will need to be included in annual NPX reporting made on behalf of any registered fund advised or sub-advised by Octagon).

5.      Requests for Voting Information, Communications and Record-Keeping.

If a Client requests information regarding how proxies were voted or a copy of Octagon’s proxy voting policy and procedures, the Head of Investor Relations shall provide the Client with the requested information. The Head of Investor Relations shall make and retain a copy of each request received together with a copy of the response provided, and he/she shall notify the CCO of such request.

Octagon will maintain all records relating to proxy voting as set forth in the Recordkeeping Policy.

Communications by Octagon with other shareholders during the course of a proxy solicitation may also be deemed to be a “solicitation” for purposes of the federal proxy rules, which contain requirements regarding the filing and distribution of proxy materials. In addition, such communications could cause Octagon to be considered part of a group for federal reporting purposes, potentially triggering a filing on Forms 13D or 13G. Compliance shall make any determination regarding the applicability of the federal proxy rules in the event such a situation arises.

C.     Opposing Votes

Note that if more than one Account invests in the same portfolio company, and such Accounts have different investment objectives, Client-specific voting policies or ultimate economic interests, Octagon may cast opposing votes in a proxy vote.

Oversight

The CCO, Investment Committee, and members of the Compliance Committee, and other senior management as appropriate, shall supervise compliance by Covered Persons with this policy. The CCO shall assess the adequacy of this policy and the firm’s adherence to the procedures outlined herein, periodically.

Policy date: January 2011, Updated May 2013, July 2015, August 2017, August 2019, January 2021, January 2022, January 2024, September 2024.

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1)    Financial Statements

The audited financial statements of the Registrant for the fiscal year ended September 30, 2024, including the report of the Registrant’s independent public accounting firm, are incorporated by reference to N-CSR (Reg. No. 811-23915) as previously filed on December 3, 2024.

(2)    Exhibits

(a)     Amended and Restated Agreement and Declaration of Trust of Registrant(2)

(b)    By-Laws of Registrant(2)

(c)     Not applicable

(d)    Multi-Class Plan(2)

(e)     Dividend Reinvestment Plan of Registrant(2)

(f)     Not applicable

(g)    (i)     Form of Investment Advisory Agreement between Registrant and XA Investments LLC (the “Adviser”)(2)

(ii)    Form of Investment Sub-Advisory Agreement among Registrant, the Adviser and Octagon Credit Investors, LLC (the “Sub-Adviser”)(2)

(iii)   Amended and Restated Investment Sub-Advisory Agreement among Registrant, the Adviser and the Sub-Adviser(3)

(h)    (i)     Form of Distribution Agreement between Octagon XAI CLO Income Fund and Paralel Distributors LLC(2)

(ii)    Form of Selling Agent Agreement(2)

(i)     Not applicable

(j)     Custody Agreement(2)

(k)    (i)     Form of Stock Transfer Agency Agreement between Octagon XAI CLO Income Fund and Paralel Technologies LLC(2)

(ii)    Form of Administration Agreement between Octagon XAI CLO Income Fund and Paralel Technologies LLC(2)

(iii)   Form of Services Agreement between Octagon XAI CLO Income Fund and PINE Advisors, LLC(2)

(iv)   Form Distribution and Servicing Plan(2)

(v)    Expense Limitation and Reimbursement Agreement(3)

(vi)   Operating Expense Limitation Agreement(1)

(l)     (i)     Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(2)

(m)   Not applicable

(n)    Consent of Independent Registered Public Accounting Firm(1)

(o)    Not applicable

(p)    Initial Subscription Agreement(2)

(q)    Not applicable

(r)     (i)     Code of Ethics of the Registrant(2)

(ii)    Code of Ethics of the Adviser(1)

(ii)    Code of Ethics of the Sub-Adviser(2)

(s)     Power of Attorney(2)

____________

(1)     Filed herewith.

(2)     Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement (File Nos. 333-275489 and 811-23915), filed with the Securities and Exchange Commission on February 12, 2024.

(3)     Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-275489 and 811-23915), filed with the Securities and Exchange Commission on July 22, 2024.

Item 26. Marketing Arrangements

Not appliable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 29. Number of Holders of Securities

Title of Class	Number of Record Shareholders as of December 31, 2024
Class A Shares	7
Class I Shares	26

Item 30. Indemnification

Reference is made to Article V of the Registrant’s Amended and Restated Agreement and Declaration of the Registrant, which provides as follows:

5.1    No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Fund Property or the acts, obligations or affairs of the Fund. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Fund Property for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Shareholder, Trustee or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he or she shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2    Mandatory Indemnification.

(a)     To the maximum extent permitted by law, the Fund shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

(b)    To the maximum extent permitted by law, the Fund shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by or in the right of the Fund to procure a judgment in its favor by reason of the fact that such person is or was a Covered Person, against expenses actually and reasonably incurred by that person in connection with the investigation, defense or settlement of such proceeding.

(c)     Notwithstanding any provision to the contrary contained herein, no Covered Person shall be indemnified for any expenses, judgments, fines, amounts paid in settlement, or other liability or loss arising by reason of disabling conduct or for any proceedings by such Covered Person for which indemnification is precluded by applicable law. The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the person engaged in disabling conduct.

(d)    Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth herein shall continue as to a person who has ceased to be a Trustee or officer of the Fund and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Covered Person or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(e)     To the maximum extent permitted by law, the Fund shall advance to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person the expenses actually and reasonably incurred by such person in connection with the defense of such proceeding in advance of its final disposition.

(f)     Any indemnification required or permitted under this Section 5.2 (unless ordered by a court) shall be made by the Fund only as authorized in the specific case upon a reasonable determination, based upon a review of the facts, that the Covered Person is entitled to indemnification because (i) he or she is not liable by reason of disabling conduct, or (ii) in cases where there is no liability, he or she has not engaged in disabling conduct. Such determination shall be made by (i) the vote of a majority of a quorum of qualifying Trustees; or (ii) if there are no such Trustees, or if such Trustees so direct, by independent legal counsel in a written opinion. Notwithstanding anything to the contrary in Section 5.2I, if a determination that a Covered Person engaged in disabling conduct is made in accordance with this Section 5.2(f), no further advances of expenses shall be made, and all prior advances, and insurance premiums paid for by the Fund, if applicable, must be repaid.

(g)     With respect to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Covered Person, the rights to indemnification conferred in Section 5.2(a), and with respect to any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by reason of the fact that such person is or was a Trustee or officer of the Fund, the advancement of expenses conferred in Section 5.2I shall be contract rights. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with, this Section 5.2 (or any provision hereof) shall not adversely affect any right to indemnification or advancement of expenses granted to any such person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions is commenced before or after the time of such amendment, repeal, modification, or adoption). Any amendment or modification of, or adoption of any provision inconsistent with, this Section 5.2 (or any provision hereof), that has the effect of positively affecting any right to indemnification or advancement of expenses granted to any such person pursuant hereto, shall not apply retroactively to any person who was not serving as a Covered Person at the time of such amendment, modification or adoption.

(h)    If (i) a claim under Section 5.2(a) with respect to any right to indemnification is not paid in full by the Fund within sixty days after a written demand has been received by the Fund or (ii) a claim under Section 5.2(b) with respect to any right to the advancement of expenses is not paid in full by the Fund within thirty days after a written demand has been received by the Fund, then the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses, as the case may be, may at any time thereafter bring suit against the Fund to recover the unpaid amount of the claim.

(i)     If successful in whole or in part in any suit brought pursuant to Section 5.2(h), or in a suit brought by the Fund to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the Covered Person seeking to enforce a right to indemnification or an advancement of expenses hereunder or the Covered Person from whom the Fund sought to recover an advancement of expenses, as the case may be, shall be entitled to be paid by the Fund the reasonable expenses (including attorneys’ fees) of prosecuting or defending such suit.

(j)     The rights accruing to any indemnitee under this Section 5.2 shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Fund, any statute, agreement, vote of shareholders or qualifying Trustees or any other right to which he or she may be lawfully entitled. For the avoidance of doubt, to the extent the Fund enters into a written agreement with any Trustee to indemnify such Trustee, any indemnification of such Trustee by the Fund shall be governed by the terms of such written agreement, including with respect to determinations required, applicable presumptions and burden of proof with respect to such Trustee’s entitlement to indemnification and/or advancement of expenses.

(k)    For purposes of this Section 5.2:

(i)     references to “Fund” include any domestic or foreign predecessor entity of this Fund in a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction;

(ii)    the term “Covered Person” means a person who is or was a Trustee, officer, employee or agent of the Fund, or is or was serving at the request of the Trustees as a director, trustee, partner, officer, employee or agent of another foreign or domestic corporation, Fund, partnership, joint venture or other enterprise;

(iii)   the term “disabling conduct” means willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Covered Person’s office with the Fund;

(iv)   the term “expenses” includes, without limitations, attorneys’ fees;

(v)    the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative; and

(vi)   the term “qualifying Trustee” means any Trustee who is not an interested person (as defined in the 1940 Act) of the Fund and is not a party to the proceeding.

5.3    Voluntary Indemnification. Subject to any limitations provided by the 1940 Act and this Declaration, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons; provided that such indemnification has been approved by a majority of the Trustees.

5.4    No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his or her duties hereunder.

5.5    No Duty of Investigation; etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Fund shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Fund, and every other act or thing whatsoever executed in connection with the Fund shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Fund.

5.6    Insurance. The Trustees may maintain insurance for the protection of the Fund Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.7    Reliance on Experts, etc. Each Trustee and officer or employee of the Fund shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Trustee.

Reference is made to Section 14 of the Investment Advisory Agreement, between the Registrant and the Adviser, to be filed as Exhibit (g)(i) hereto.

Reference is made to Section 14 of the Investment Sub-Advisory Agreement, among the Registrant, the Adviser and the Sub-Adviser, to be filed as Exhibit (g)(ii) hereto.

Item 31. Business and Other Connections of the Adviser and the Sub-Adviser

The Adviser, a limited liability company organized under the laws of Delaware, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-110653).

The Sub-Adviser, a limited liability company organized under the laws of Delaware, acts as investment sub-adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Sub-Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Sub-Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-71998).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the offices of the Fund at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, in part at the offices of the Adviser at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654, in part at the offices of the Sub-Adviser at 250 Park Avenue, 15th Floor, New York, New York 10177, in part at the offices of the Administrator at 1700 Broadway, Suite 1850, Denver, Colorado 80290, in part at the offices of the Custodian, at Two Liberty Place, 50 S. 16th St., Suite 2000, Philadelphia, Pennsylvania 19102, and in part at the offices of the Transfer Agent at 1700 Broadway, Suite 1850, Denver, Colorado 80290.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.      Not applicable.

2.      Not applicable.

3.      Registrant undertakes:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)    to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    if the Registrant is relying on Rule 430B

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    If the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Registrant undertakes that,

(a)     for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)    for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.      Not applicable.

6.      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.      Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 28th day of January 2025.

OCTAGON XAI CLO INCOME FUND
By:	/s/ Benjamin D. McCulloch
Benjamin D. McCulloch
Chief Legal Officer and Secretary

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 28 day of January, 2025.

Principal Executive Officer:
/s/ Theodore J. Brombach	Trustee, President and Chief Executive Officer
Theodore J. Brombach
Principal Financial Officer:
/s/ Derek Mullins	Chief Financial Officer and Treasurer
Derek Mullins
Trustees:
Danielle Cupps*	Trustee
Danielle Cupps
Gregory G. Dingens*	Trustee
Gregory G. Dingens
Philip G. Franklin*	Trustee
Philip G. Franklin
Scott Craven Jones*	Trustee
Scott Craven Jones
William T. Meyers*	Trustee
William T. Meyers

*       Signed by Benjamin McCulloch, Esq., an attorney-in-fact, pursuant to a power of attorney filed herewith.

By:	/s/ Benjamin McCulloch, Esq.
Benjamin McCulloch, Esq.
Attorney-In-Fact
January 28, 2025

(k) (vi)  Operating Expense Limitation Agreement

(n)         Consent of Independent Registered Public Accounting Firm

(r)(ii)     Code of Ethics of the Adviser